Table of Contents



2024 Notice of Annual Meeting of Shareholders and Proxy Statement

May 15, 2024
8:00 a.m. Eastern Time

About Elevance Health

Elevance Health is a lifetime, trusted health partner fueled by its purpose to improve the health of humanity. We support consumers, families and communities across the entire care journey – connecting them to the care, support, and resources they need to lead healthier lives. Our companies serve more than 115 million people through a diverse portfolio of industry-leading medical, digital, pharmacy, behavioral, clinical and complex care solutions. For more information, please visit www.elevancehealth.com.

Approximately
47 million
total medical members in affiliated health plans*

More than
115 million
total lives served*

*   Q4 2023 data

■ BC or BCBS
   licensed plans (3)

■ BC or BCBS licensed
   plans + Medicaid
   presence (11)

■ Medicaid presence (13)

○ Medicare presence (24)



14 states
BC or BCBS plan (total)

22 states **+ District of Columbia and Puerto Rico**
Medicaid presence (total)

23 states **+ Puerto Rico**
Medicare presence

Service area provided as
of February 1, 2024

OUR EVOLVED BRAND PORTFOLIO







Anthem Blue Cross and Anthem Blue Cross and Blue Shield remain our go-to-market brands in the 14 Blue states. It's the name consumers are most familiar with as a trusted healthcare partner through our affiliated health plans.

We are uniting select **Medicare, Medicaid and Commercial Plans** in non-Blue states under the Wellpoint brand.

The Carelon brand brings together our services businesses to solve complex challenges and support whole health across the entire healthcare continuum.

Joint Message From Our Independent Chair and CEO

Dear Fellow Shareholders,

We look forward to welcoming you to Elevance Health's 2024 Annual Meeting on May 15, 2024, at 8 a.m. E.T. to review our 2023 performance and learn more about our growth plans for 2024. We value your voice and encourage you to vote promptly.

Advancing Our Whole Health Strategy. We are pleased with our performance in 2023, and our transformation from a traditional health benefits organization to a lifetime trusted health partner. Driven by our purpose to improve the health of humanity, we remained focused on whole health, embracing new technologies and innovation across our enterprise to address the physical, behavioral, social and pharmacy needs of our customers. In 2023, we successfully launched our CarelonRx and Carelon Services brands, bringing together our services businesses as part of our brand portfolio evolution. We continue to expand and accelerate our healthcare services and capabilities, including the acquisition of a specialty pharmacy company last year and the acquisition of an ambulatory and home infusion services company this year. Equipped with diversified services, digital capabilities and strong partnerships, we increased our ability to serve individuals across their entire health journey.

Our 2023 Financial Performance. We leveraged the strength and diversity of our Health Benefits and Carelon businesses to deliver solid financial performance and are well positioned to drive future growth for our shareholders through our multiple, complimentary lines of business. Our 2023 operating revenue was $170.2 billion, a 9.3% increase over 2022, and our 2023 operating gain was $8.5 billion, a 2.6% increase over 2022. In addition, we returned $4.1 billion to shareholders through a combination of share repurchases and dividends. We ended the year with 47 million medical members.

Corporate Responsibility and Sustainability Focus. In order to achieve our business objectives, we will continue to focus on our strong corporate responsibility and sustainability practices. We embrace our responsibility to connect individuals to the care, support, and resources they need, and we prioritize health equity so that everyone has a chance to live their healthiest life. We are proud to lead the industry in National Committee for Quality Assurance ("NCQA") Health Equity Plus accreditations, which recognize our values and ongoing efforts to develop solutions to ensure access to high quality, equitable healthcare. At the end of 2023, 21 of the 28 plans receiving this esteemed accreditation were Elevance Health plans. As part of our dedication to advancing health equity, we engaged a third-party expert to conduct a Health Equity Assessment, which validated our leading health equity practices and provided insights into areas where we can further evolve and enhance our practices.

Additionally, we are initial signatories to the World Economic Forum's Zero Health Gaps Pledge and the Health and Human Services ("HHS") Health Sector Climate Pledge. We are proud that the Company has maintained carbon-neutral operations in 2023 via our 100% renewable energy strategy, after being the first in our sector to achieve carbon neutrality in 2022. Our passion for our purpose and sustainability practices earned the Company recognition on USA TODAY's inaugural America's Climate Leaders 2023 list, where we ranked 5th out of 400 companies. We also were named to the JUST 100 for the sixth year in a row and the 2023 Dow Jones Sustainability North America and World Indices for a sixth consecutive year.

Purpose & Culture. Our Board and management team recognize the importance of culture in achieving long-term success. As part of its strategic oversight, the Board ensures that the Company's purpose, as well as its mission and values, are embedded in the Company's strategy and business plans. We are pleased that the Company's 2023 Associate Engagement Survey found that 94% of our associates understand and are inspired by the Company's purpose of improving the health of humanity. In addition, we are proud that the Company received the "Great Place to Work" certification for the fourth consecutive year and was included on Fortune's 2023 "100 Best Companies to Work For" list, as well as achieved a first-place ranking in the large company category for Best Workplaces in Healthcare.

Board Skills, Diversity & Refreshment. Our Board is a highly qualified and diverse group who bring thought leadership, perspective, and accountability to their roles in overseeing the talented executive team at Elevance Health. The Board is highly diverse in terms of background, expertise, race/ethnicity, age, and gender, with over 70% of the directors being diverse based on gender, race and/or ethnicity. We continue to be the only Fortune 50 company with both a female CEO and a female independent Board Chair. We believe that having leaders and decision makers who represent the breadth of our communities is important for the Company's success. In addition, the Board conducts a rigorous evaluation process annually, which is facilitated by an external party, in order to ensure that the Board is appropriately refreshed and remains strategic, inclusive and forward-looking. Over the past three years, two new directors have joined the Board and one director has retired.

Our purpose, passion and commitment to making a positive difference will drive our success today and continue to drive our success tomorrow. On behalf of our Board and management team, we thank you for your support and investment.

Sincerely,



Gail K. Boudreaux
President and Chief Executive Officer



Elizabeth E. Tallett
Independent Chair of the Board

Notice of Annual Meeting of Shareholders


When
Wednesday, May 15, 2024
8:00 a.m. Eastern Time


Where
Online at:
https://meetnow.global/MJR5P2U


Record Date
March 18, 2024

Voting Items

Proposals	Board Vote Recommendation	For Further Details
1. Election of Three Directors	✓ **"FOR"** each director nominee	↗ Page 11
2. Advisory Vote to Approve the Compensation of Our Named Executive Officers ("Say-on-Pay")	✓ **"FOR"**	↗ Page 39
3. Ratification of Ernst & Young LLP as Auditors for 2024	✓ **"FOR"**	↗ Page 70
4. Shareholder Proposal to Adopt a Policy to Require Certain Third-Party Organizations to Annually Report Political Activity Expenditures Prior to Elevance Health Donating to the Organizations	✗ **"AGAINST"**	↗ Page 73

Shareholders will also act on other business properly presented at the Annual Meeting.

The Annual Meeting will be held in a virtual format only, via live audio webcast. If you held shares of Elevance Health common stock as of March 18, 2024 (the "Record Date"), you may vote, submit questions and view the list of our shareholders of record during the Annual Meeting. Please see additional information on the Annual Meeting beginning on page 78.

Your vote is important. Even if you plan to participate in the Annual Meeting, we encourage you to vote your shares prior to the meeting by one of the methods shown below.

By Order of the Board of Directors,

Kathy S. Kiefer

Kathleen S. Kiefer
Chief Governance Officer & Corporate Secretary

You can vote in any of the following ways:


Smartphone
Scan the QR code located on your proxy card, E-Proxy Notice or voting instruction form


Online
Visit the website listed on your proxy card, E-Proxy Notice or voting instruction form


Telephone
Call the telephone number on your proxy card or voting instruction form


Mail
Sign, date and return your proxy card or voting instruction form in the envelope provided


Online During the Annual Meeting
Log in to the live webcast with your control number

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting of Shareholders to be held on May 15, 2024. The Notice of Annual Meeting of Shareholders, Proxy Statement and 2023 Annual Report on Form 10-K are available at: www.envisionreports.com/elv. We are making this proxy statement available to shareholders on or around March 29, 2024.

Table of Contents

Proxy Summary

This summary highlights selected information in this Proxy Statement. Please review the entire Proxy Statement before voting. We also encourage you to read our Annual Report on Form 10-K for the year ended December 31, 2023 (our "Form 10-K") before voting.

For the reasons set forth below and as further detailed throughout this Proxy Statement, the Board of Directors recommends that you vote as follows for each of the proposals:



FOR each nominee
↗ Page 11

Proposal 1
Election of Directors

Three directors have been nominated for election to hold office for a term to expire at the 2027 Annual Meeting:

- Lewis Hay, III
- Antonio F. Neri
- Ramiro G. Peru



FOR
↗ Page 39

Proposal 2
Advisory Vote to Approve the Compensation of Our Named Executive Officers

Our executive compensation program (the "Total Rewards" program) is designed to attract, engage, motivate and retain a talented team of executive officers and to appropriately reward those executive officers for their contributions to our business, our consumers and our shareholders. This proposal gives our shareholders the opportunity to express their views on the compensation of our Named Executive Officers ("Say-on-Pay").



FOR
↗ Page 70

Proposal 3
Ratification of the Appointment of Independent Registered Public Accounting Firm

The Audit Committee has selected Ernst & Young LLP to continue serving as our independent registered public accounting firm for the year ending December 31, 2024.



AGAINST the Shareholder Proposal
↗ Page 73

Proposal 4
One Proposal was Submitted by Shareholders

Shareholder Proposal to Adopt a Policy to Require Certain Third-Party Organizations to Annually Report Political Activity Expenditures Prior to Elevance Health Donating to the Organizations

Our Purpose, Strategy and Values

Purpose

Improving the Health of Humanity

Strategy Framework

Our strategy is to be a lifetime, trusted health partner through the following four core focus areas:

   

Whole Health	Exceptional Experiences	Care Provider Enablement	Digital Solutions
Partner to address physical, behavioral and social needs to improve health, affordability, quality, equity and access for individuals and communities.	Put the consumers we serve at the center of all that we do, personalizing engagement to meet consumers where they are and optimize health outcomes across individuals and populations.	Be the easiest payer to work with by supporting care provider partners with data, insights, and tools they need to deliver exceptional care for our consumers.	Use digital technologies such as AI to transform the way we operate our business and interact with consumers by driving improvements in efficiency and experiences and converting data into actionable insights.

Innovate, Integrate and Partner to Improve Healthcare

Culture Connected to Strategy

Values

    

Community	Diversity	Integrity	Agility	Leadership
We put people first	We value our differences	We build trust	We embrace change	We lead by example

2023 Performance Highlights



- Operating revenue increased by 9.3% to approximately $170.2 billion in 2023, as compared to approximately $155.7 billion in 2022, which resulted in income before income tax expense of $7.7 billion.

- We continue to be one of the largest health insurers in the United States, with approximately 47 million members as of year-end 2023.

- Operating gain increased by 2.6% to approximately $8.5 billion for 2023, as compared to approximately $8.3 billion for 2022.

- For the sixth consecutive year, we grew adjusted diluted earnings per share within or above our 12% to 15% long-term target growth rate.[1]

- We increased our 2023 quarterly dividend by 15.6%, marking our 13th consecutive annual dividend increase, and paid cash dividends totaling $5.92 per share. We also returned $4.1 billion to shareholders through a combination of share repurchases and dividends in 2023.

- We continued to grow and expand Carelon, our health services division, acquiring specialty pharmaceutical organization BioPlus and entering into an agreement to acquire Paragon Healthcare, a company specializing in infusible and injectable therapies, in 2023.

- In 2023, 21 of our Medicaid plans earned the newly established Health Equity Accreditation Plus from the NCQA, serving over 90% of our Medicaid members.

- We were named to the 2023 Dow Jones Sustainability North America and World Indices for the sixth consecutive year and were included on the JUST 100 list for a sixth consecutive year, ranking first among healthcare providers in the Shareholders & Governance and Environment categories.

- We maintained carbon neutral operations in 2023 via our 100% renewable energy strategy. In addition, we were recognized on USA TODAY's inaugural America's Climate Leaders 2023 list, ranking 5th out of 400 organizations in "Core Emissions Reduction Year over Year" and "Core Greenhouse Gas Reduction."

[1] Please refer to the GAAP reconciliation table in Annex A for information on adjusted EPS.

[2] Compound annual growth rate.

Board Commitment to Diversity

Diversity is a cornerstone value and priority for our Board.

Gender/Racial/Ethnic Diversity of Board


5 of 11 Directors
are Female
73%
4 of 11 Directors
are Racially or Ethnically Diverse

Tenure Diversity of Board


4 Directors
> 10 years
8.2
years
Average
Tenure
4 Directors
6-10 years
3 Directors
0-5 years

Age Diversity of Board


3 Directors
≤ 59 years old
64
years
Average
Age
5 Directors
≥ 66 years old
3 Directors
60-65 years old

8 of 11 Directors are **Diverse** based on **Gender and/or Race/ Ethnicity**

Female Leadership in Key Roles
Independent Board Chair
President and CEO
Governance Committee Chair

Racially/Ethnically Diverse Leadership
Compensation and Talent Committee Chair
Governance Committee Chair

10 of 11 Directors are **Independent,** including **one added** in the past **two years**

Director Skills, Experiences and Attributes

The following matrix provides summary information about our directors' skills, experiences and attributes. More detailed information is provided under "Corporate Governance — The Board of Directors — Desired Skills, Experiences and Attributes" beginning on page 13 and in each director's biography beginning on page 15.

Skills, Experiences and Attributes	Boudreaux	Clark	DeVore	Dixon	Hay	Jallal	Neri	Peru	Schneider	Strable	Tallett
CEO	✓	✓	✓		✓	✓	✓		✓		✓
COO / Executive Leadership	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓
Insurance Industry	✓		✓						✓	✓	✓
Finance / Capital Markets	✓	✓	✓		✓	✓	✓	✓	✓	✓	✓
Healthcare Industry	✓	✓	✓			✓				✓	✓
Marketing / Consumer Insights		✓		✓	✓		✓		✓		✓
Technology	✓		✓	✓	✓		✓	✓	✓		
Regulatory / Public Policy	✓		✓		✓	✓			✓	✓	✓
Environmental, Social and Governance	✓	✓		✓	✓						✓
Diversity	✓		✓	✓		✓	✓	✓		✓	✓

Corporate Governance Highlights

Our corporate governance policies and practices reflect our commitment to effective corporate governance and high ethical standards:

Board / Committee Independence

- Separate CEO and Independent Board Chair
- Independent Board – 10 of 11 directors are independent
- Fully independent Audit, Compensation and Talent, Finance and Governance Committees

Board Practices

- Annual Board, committee and individual director performance evaluations facilitated by an external party
- Independent directors hold executive sessions
- Board oversees Enterprise Risk Management activities

Accountability

- Majority voting for uncontested director elections
- Proxy access for shareholder-nominated director nominees
- Commitment to declassify the Board if the Blue Cross and Blue Shield Association requirement for a classified board is no longer applicable

Stock Ownership / Compensation

- Significant director and executive stock ownership and holding requirements
- Clawback policy for executive officers' incentive compensation, including for reputational harm
- Policy against short sales, hedging and pledging stock for directors and executive officers
- Rigorous establishment and oversight of incentive measures, goals and pay / performance relationship
- Say-on-Pay advisory vote conducted annually
- Pre-established grant dates for equity awards to executive officers

- Limited executive perquisites
- Double-trigger change-in-control provisions
- No re-pricing of stock options or stock appreciation rights without shareholder approval
- No change-in-control excise tax gross-ups
- No guaranteed annual salary increases or bonuses
- No compensation plans that encourage excessive risk taking
- Independent compensation consultant

[Table of Contents](#)

Corporate Responsibility Highlights

We are committed to the health and well-being of the world around us and are proud of our many corporate responsibility initiatives and recognitions. Our Governance Committee monitors our corporate social responsibility and environmental sustainability initiatives and performance. Areas of focus include our consumers, our communities, our associates and our environment, as briefly described below.

More information about our sustainability practices is in our Impact Report, which is prepared in accordance with the Sustainability Accounting Standards Board ("SASB") and Task Force for Climate-Related Financial Disclosures ("TCFD") frameworks. This report is available at https://ir.elevancehealth.com/annual-reports/default.aspx.

Our Consumers

Improving quality of care: 63**%** of our healthcare spend in 2023 was in **value-based care** arrangements

Focused on health equity: **NCQA Health Equity Accreditation Plus** for 21 of our Medicaid plans serving **over 90% of our Medicaid members**

Improving access to care: **Sydney Health**, our digital engagement platform, had a **14% increase in member visits** year-over-year, with 17 million registered users

Our Communities

Over **$90 million** in active Foundation grants and sponsorships, with a focus on **Maternal-Child Health, Food as Medicine** and **Substance Use Disorder**

Over **225,000 volunteer hours** by our associates and **$8 million** donated through Associate Engagement Programs in 2023

Whole Health Index, our proprietary dynamic modeling tool, used to identify opportunities and track improvements in community health

Our Associates

Our 2023 Associate Engagement Survey showed that **94% of associates understand our purpose** to improve the health of humanity and the positive impact we have on consumers and communities

Our **managers are diverse**, with **65%** being female and **37%** being racially or ethnically diverse in the U.S.

We are a **fair pay workplace.** Among our U.S. associates, pay for women is **99.1%** of men and pay for people of color is **100%** of white associates

Our Environment

Maintained **Carbon Neutral operations in 2023**, via our 100% renewable energy strategy

We **engaged with over 90% of our suppliers** by spend on setting their own science-based GHG reduction targets

Recognized on USA TODAY's inaugural **America's Climate Leaders** 2023 list

Corporate Responsibility Recognition

We are proud to have been recognized for our corporate responsibility efforts. We have included some examples below, and you can find additional information on the inside back cover of this Proxy Statement.

Member of Dow Jones Sustainability Indices — Powered by the S&P Global CSA



Morningstar Sustainalytics ESG 2024 Industry Top Rated — #1 in Managed Healthcare Companies

QualityScore 1 — Environmental Social Governance — Highest ranked by ISS ESG

America's Most JUST Companies — #1 for Environment and Shareholders & Governance in Health Care Providers — CNBC 2024





Compensation Highlights

Pay-for-performance - Our Total Rewards program emphasizes performance-based compensation in the form of our Annual Incentive Plan ("AIP") and annual grants of long-term, equity-based incentives under the shareholder-approved 2017 Elevance Health Incentive Compensation Plan (the "Long-Term Incentive Plan" or "LTIP"). As such, our pay-for-performance philosophy seeks to align the interests and rewards of our named executive officers ("NEOs") with the long-term interests of our shareholders and drives the achievement of our purpose, mission and strategy, while operating within our values.

Balanced mix of financial and operational measures - The Compensation and Talent Committee used a balanced scorecard for the AIP for our executive officers with a 50% weighting for Adjusted Net Income, a 20% weighting for Operating Revenue and a total of 30% weightings for operational performance measures, namely, Improving the Health of Humanity (10%), Star Ratings (10%) and Consumer Effort (10%). Our performance stock units ("PSUs") granted under the Long-Term Incentive Plan in 2023 use Operating Revenue and Adjusted Net Income as performance measures. Please refer to the GAAP reconciliation table in Annex A for information on Adjusted Net Income.

Reward long-term growth and sustained success - 77% of our CEO's target compensation and 70% of our other NEOs' target compensation is in equity awards, which encourages long-term growth and sustained success.

Primary Components of 2023 Target Compensation

The pay mix for our CEO and our other NEOs during 2023 reflects our executive compensation philosophy that emphasizes performance-based compensation over fixed compensation. As reflected in the charts below, the mix of total target compensation granted in 2023 to our NEOs was heavily weighted toward performance-based and other long-term incentive compensation.

CEO


38.5%
Performance Stock Units
8%
Base Salary
15%
AIP
19.25%
Stock Options
19.25%
Restricted Stock Units
77%
Long-Term Incentive Plan / Equity

OTHER NEOs


35%
Performance Stock Units
14%
Base Salary
16%
AIP
17.5%
Stock Options
17.5%
Restricted Stock Units
70%
Long-Term Incentive Plan / Equity

Corporate Governance

PROPOSAL 1

Election of Directors

We are asking our shareholders to elect Lewis Hay, III, Antonio F. Neri and Ramiro G. Peru to the Board, each for a three-year term to expire at our 2027 Annual Meeting. Each of the nominees for director is presently a director, and each has consented to being named as a nominee in this Proxy Statement and has indicated a willingness to serve if elected. As more fully described in the following pages, we believe each nominee is qualified with unique skills, experiences and attributes that are beneficial to our Company.

The Board currently consists of eleven directors divided into three classes. Our Amended and Restated Articles of Incorporation (our "Articles of Incorporation") provide that the total number of directors should be divided into three classes with each class containing approximately one-third of the total directors. Currently, the class of 2024 contains three directors and the classes of 2025 and 2026 contain four directors each. This classified Board structure is one of the specific requirements imposed by the Blue Cross and Blue Shield Association ("BCBSA") in license agreements with all Blue Cross Blue Shield licensees, including us. However, our Articles of Incorporation provide that we will declassify the Board if the BCBSA requirement for a classified board is no longer applicable to us. The term of one class of directors expires each year. Generally, each director serves until the Annual Meeting of Shareholders held in the year that is three years after such director's election and until such director's successor is elected and has qualified. In addition, a director nominee is not eligible for election if he or she has reached the age of 73 as of the March 1st immediately prior to the Annual Meeting of Shareholders at which his or her nomination will be submitted for shareholder approval.

 The Board of Directors unanimously recommends a vote **FOR** Proposal 1, the election as directors of Lewis Hay, III, Antonio F. Neri and Ramiro G. Peru.



The Board of Directors

Identifying and Evaluating Nominees for Directors

The Governance Committee utilizes a variety of methods for identifying and evaluating nominees for director. The Governance Committee assesses the appropriate size of the Board and whether any vacancies on the Board are expected due to retirement or otherwise. In the event that vacancies are anticipated, or otherwise arise, the Governance Committee considers, subject to the restrictions in our Bylaws, whether the vacancy should be filled and if so, various potential candidates for director. Candidates may come to the attention of the Governance Committee through current Board members, management, professional search firms, shareholders or other persons. These candidates are evaluated at regular or special meetings of the Governance Committee and may be considered at any point during the year.

Shareholder Recommendations of Director Candidates

The Governance Committee considers and recommends candidates for the Board. It reviews all nominations submitted to the Company as described above under "Identifying and Evaluating Nominees for Directors," including individuals nominated by shareholders to be included in our Proxy Statement. In evaluating such nominations, the Governance Committee seeks to achieve a balance of skills, experiences, qualifications and attributes on the Board and to address the membership criteria set forth below under "Director Qualifications." Any shareholder recommendations proposed for consideration by the Governance Committee must include the nominee's name and qualifications for Board membership and must be addressed to our Secretary at Elevance Health, 220 Virginia Avenue, Indianapolis, Indiana 46204. Following verification that the persons recommending director candidates are shareholders and verification that any other required information has been properly submitted by such persons, recommendations are aggregated and considered by the Governance Committee at a regularly scheduled meeting. If any materials are provided by shareholders in connection with the recommendation of a director candidate, such materials are forwarded to the Governance Committee.

In addition, any shareholder who wishes to nominate a director candidate at our Annual Meeting or for inclusion in our Proxy Statement may do so by following the procedures and providing the information set forth in "Information on Voting and the Annual Meeting — Shareholder Proposals and Nominations for Next Year's Annual Meeting" on page 82 and in Sections 1.5, 1.6 and 1.16 of our Bylaws. Our Bylaws are available on our website at https://ir.elevancehealth.com/corporate-governance/governance-documents/.

Director Qualifications

The Governance Committee periodically evaluates the size and composition of the Board to assess the skills, experiences and attributes of Board members, and compares them with those skills, experiences and attributes that might prove valuable in the future, considering the circumstances of the Company and the then-current Board membership. On an ongoing basis, the Governance Committee will evaluate candidates who meet our strategic needs and have diverse experiences in key business, financial and other challenges that face a publicly-held health company. In evaluating director candidates (both new and continuing directors), the Governance Committee considers the interplay of the candidate's experience with the experience of other Board members, the candidate's outside time commitments, conformity with any requirements of the Blue Cross and Blue Shield Association, the extent to which the candidate would be a desirable member of any committees of the Board and the overall diversity of the Board, as described in more detail below. We believe that an effective board consists of a diverse group of individuals who bring a variety of complementary skills and a range of tenures.

The Governance Committee developed and maintains a skills matrix to assist it in considering the characteristics required of each director along with the appropriate balance of skills, experiences and attributes that should be represented on the Board as a whole.

Required Characteristics

The following are the required characteristics that should be satisfied by each director or nominee:

- Integrity and Accountability
- Financial Literacy
- Informed Judgment
- Risk Oversight Ability
- Mature Confidence
- High Performance Standards

Desired Skills, Experiences and Attributes

The following matrix summarizes the desired skills, experiences and attributes to be represented collectively on the Board and the most significant skills, experiences and attributes that each director possesses. Additional information is provided in each director's biography beginning on page 15.

	CEO	Contributes to the Board's understanding of complex operations, business strategy and risk management and demonstrated leadership ability at the highest level
	COO / Executive Leadership	Contributes to the Board's understanding of complex operations, business strategy and risk management and demonstrated leadership ability
	Insurance Industry	Contributes to the Board's understanding of insurance operations and the industry's complex regulatory requirements, as well as the competitive environment
	Finance / Capital Markets	Valuable for evaluating our financial reporting process, financial management and capital allocations (dividends/share repurchases/financings)
	Healthcare Industry	Contributes to the Board's understanding of the providers of healthcare services and products and issues related to simplifying healthcare
	Marketing / Consumer Insights	Contributes to the Board's understanding of changing market conditions and consumer trends and expectations
	Technology	Contributes to the Board's understanding of technology, including the use of new technologies in providing our products and services, as well as cybersecurity risks
	Regulatory / Public Policy	Contributes to the Board's understanding of complex regulatory and public policy issues facing us as a highly-regulated entity
	Environmental, Social and Governance	Contributes to the Board's understanding of leading corporate governance practices and environmental and social sustainability initiatives
	Diversity	Gender and racial/ethnic diversity provide different perspectives to the Board to foster innovation and inclusion

Skills, Experiences and Attributes	Boudreaux	Clark	DeVore	Dixon	Hay	Jallal	Neri	Peru	Schneider	Strable	Tallett
CEO	✓	✓	✓		✓	✓	✓		✓		✓
COO / Executive Leadership	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓
Insurance Industry	✓		✓						✓	✓	✓
Finance / Capital Markets	✓	✓	✓		✓	✓	✓	✓	✓	✓	✓
Healthcare Industry	✓	✓	✓			✓				✓	✓
Marketing / Consumer Insights		✓		✓	✓		✓		✓		✓
Technology	✓		✓	✓	✓		✓	✓	✓		
Regulatory / Public Policy	✓		✓		✓	✓			✓	✓	✓
Environmental, Social and Governance	✓	✓		✓	✓						✓
Diversity	✓		✓	✓		✓	✓	✓		✓	✓

Diversity Information	Boudreaux	Clark	DeVore	Dixon	Hay	Jallal	Neri	Peru	Schneider	Strable	Tallett
Race / Ethnicity											
African American				✓							
Hispanic / Latino							✓	✓			
North African						✓					
White / Caucasian	✓	✓	✓		✓				✓	✓	✓
Gender	F	M	F	M	M	F	M	M	M	F	F

Corporate Governance

Our Corporate Governance Guidelines provide that, in addition to the considerations set forth above, our Governance Committee is to take into account the overall diversity of the Board when identifying possible nominees for director, including gender, race or ethnicity, age, tenure and geographic location. The Governance Committee implements that policy, and assesses its effectiveness, by examining the diversity of all of the directors on the Board when it selects nominees for directors. Currently, the Board has five female directors (45% of the Board) and four racially or ethnically diverse directors (36% of the Board), with 73% of our directors being diverse based on gender and/or race/ethnicity. In addition, the diverse directors currently hold key leadership positions, with each of the Chair of the Board, the Chair of the Governance Committee and the President and CEO being female, and the Chairs of the Compensation and Talent and Governance Committees being racially or ethnically diverse.

Gender/Racial/Ethnic Diversity of Board


5 of 11 Directors
are Female
73%
4 of 11 Directors
are Racially or Ethnically Diverse

Tenure Diversity of Board


4 Directors
> 10 years
8.2
years
Average
Tenure
4 Directors
6-10 years
3 Directors
0-5 years

Age Diversity of Board


3 Directors
≤ 59 years old
64
years
Average
Age
5 Directors
≥ 66 years old
3 Directors
60-65 years old

The Governance Committee, in recommending the nominees for election as directors and in concluding that the continuing directors should serve as directors, considered the items set forth above. The Governance Committee believes that each director and director nominee satisfies the criteria indicated for such director in the skills matrix and brings his or her own particular skills, experiences and attributes, giving the Board, as a whole, competence and experience in a wide variety of areas. In addition, the Governance Committee believes that each director and director nominee has sufficient time and energy to diligently perform his or her directorship duties. Additional biographical and other information concerning the qualifications, skills and experience of the directors and nominees for director can be found below under "Biographical Information on Director Nominees and Continuing Directors."

Biographical Information on Director Nominees and Continuing Directors

The biographies of each of the nominees and continuing directors contain information regarding the person's service as a director, business experience, director positions at publicly-held corporations or investment companies registered under the Investment Company Act of 1940 held currently or at any time during the last five years, and the skills, experiences, qualifications and attributes that caused the Governance Committee and the Board to recommend each of the director nominees and to conclude that the continuing directors should serve as members of our Board. Unless otherwise indicated, the principal occupation of each director or nominee has been the same for the last five years. There is no family relationship between any of our directors or executive officers. The ages listed for each director or nominee are as of March 29, 2024.

Nominees for Director

Three-year term to expire at the 2027 Annual Meeting of Shareholders



Committees:

Audit
Finance

Skills, Experiences and Attributes

- CEO
- COO/Executive Leadership
- Finance/Capital Markets
- Marketing/Consumer Insights
- Technology
- Regulatory/Public Policy
- Environmental, Social and Governance

Education

M.S., Carnegie Mellon University; B.S., Lehigh University

Lewis Hay, III | Age: 68 | Director Since: 2013

Director Qualifications

Mr. Hay brings extensive CEO, finance and regulatory and public policy experience to the Board through his positions as CEO, Chairman and CFO of a large utility company which was subject to significant regulation and oversight. He also has Environmental, Social and Governance experience from his management of the utility's expansion of renewable energy sources. In addition, Mr. Hay has marketing and consumer insights experience from his service as an officer of a large utility company and a director of a financial services company, and technology experience from his service as a director of an information technology company. Mr. Hay qualifies as an "audit committee financial expert" under the rules of the Securities and Exchange Commission (the "SEC").

Professional and Other Experience

- Clayton, Dubilier & Rice, LLC, a private equity investment firm, operating advisor (since 2014)
- NextEra Energy, Inc. ("NextEra Energy"), an electricity-related services and renewable energy generator company, Executive Chairman (2012-2013), CEO (2001-2012), Chairman (2002-2012) and President (2001-2006)
- Artera Services, LLC, a provider of integrated infrastructure services to natural gas and electric industries, Director (since 2018, including for its predecessor company, PowerTeam Services, LLC)

Other Public Board Service

- L3Harris Technologies, Inc., a global aerospace and defense technology firm, Director (since 2019 and 2002-2019 for its predecessor company, Harris Corporation)
- Capital One Financial Corporation, a financial services company, Director (2003-2019)
- NextEra Energy, Director (2001-2013)



Antonio F. Neri │ Age: 56 │ Director Since: 2017

Committees:

Audit
Governance

Skills, Experiences and Attributes

- CEO
- COO/Executive Leadership
- Finance/Capital Markets
- Marketing/Consumer Insights
- Technology
- Diversity

Education

Bachillerato en Electronica, Escuela Nacional de Educacion Tecnica

Director Qualifications

Mr. Neri brings CEO and significant technology experience to the Board gained through his current position of President and CEO at a large, multinational enterprise information technology company and from holding several leadership positions at firms that provide technology solutions to the business and public sectors. Mr. Neri also gained finance and marketing and consumer insights experience from past positions where he was responsible for determining consumer needs, overseeing product and promotional campaigns and promoting, selling and distributing products. Mr. Neri qualifies as an "audit committee financial expert."

Professional and Other Experience

- Hewlett Packard Enterprise Company ("Hewlett Packard Enterprise"), a technology company, President and CEO (since 2018), President (2017-2018) and Executive Vice President and General Manager, Enterprise Group (2015-2017)
- HP Inc., a technology company, various positions (1995-2015), including Senior Vice President and General Manager, Enterprise Group (2014-2015), Senior Vice President and General Manager, HP Networking Business Units (2014), Senior Vice President and General Manager, HP Servers (2013-2014) and Senior Vice President and General Manager, HP Technology Services (2011-2013)

Other Public Board Service

- Hewlett Packard Enterprise, Director (since 2018)
- H3C Technologies Co., LTD, an information technology company, Director (2016-2017)



Ramiro G. Peru │ Age: 68 │ Director Since: 2004

Committees:

Compensation and Talent (Chair)
Finance

Skills, Experiences and Attributes

- COO/Executive Leadership
- Finance/Capital Markets
- Technology
- Diversity

Education

B.S., University of Arizona

Director Qualifications

Mr. Peru brings significant executive leadership and finance experience to the Board as a former CFO of two public companies. Mr. Peru's positions also included technology experience as Senior Vice President at a mining and manufacturing company, with responsibility for managing both information systems and technology and human resources. In addition, he has technology experience through his service on the board of directors of an oil and gas exploration and production company.

Professional and Other Experience

- Swift Corporation, a transportation company, Executive Vice President and CFO (June-December 2007)
- Phelps Dodge Corporation ("Phelps Dodge"), a mining and manufacturing company, various finance and accounting positions with Phelps Dodge and its affiliates (1979-2007) including Executive Vice President and CFO (1999-2007)
- UNS Energy Corporation ("UNS Energy"), an electric and gas utility holding company and a subsidiary of Fortis Inc., a utility holding company, Director (since 2007)
- Bluemedia, Inc., a large format printer, Director (2018-2023)

Other Public Board Service

- SM Energy Company, an oil and gas exploration and production company, Director (since 2014)
- UNS Energy (publicly traded until August 2014), Director (2007-2014)
- WellPoint Health Networks, Inc., Director (2003-2004)

Table of Contents

Directors Continuing in Office

Terms expiring at the 2025 Annual Meeting of Shareholders



Susan D. DeVore | Age: 65 | Director Since: 2021

Committees:

Compensation and Talent
Finance

Skills, Experiences and Attributes

- CEO
- COO/Executive Leadership
- Insurance Industry
- Finance/Capital Markets
- Healthcare Industry
- Technology
- Regulatory/Public Policy
- Diversity

Education

M.M., McGill University; B.A., University of North Carolina at Charlotte

Director Qualifications

Ms. DeVore brings extensive healthcare industry, CEO and executive leadership experience to the Board gained through her past President and CEO positions at a healthcare improvement company that serves thousands of hospitals and other healthcare providers. She also gained technology experience in connection with her oversight of the healthcare improvement company's technology/services segment and regulatory experience due to its highly-regulated nature. In addition, Ms. DeVore has finance experience as a former partner and region and sector leader at Ernst & Young LLP.

Professional and Other Experience

- Premier, Inc., a healthcare improvement company, various roles from 2003 until June 2021, with the most recent as CEO (2019-2021) and President (2013-2019)
- Premier Healthcare Solutions, Inc. (subsidiary of Premier, Inc.), President and CEO (2009-2019) and Director (2009-2021)
- AdventHealth, a healthcare system, Director (since 2020)
- Cap Gemini/Ernst & Young LLP, a management consulting company, various roles from 1988 until 2002, including VP and Sector Leader, Manufacturing/High Tech & Media/Entertainment Units (2001-2002) and Sector Leader, High Growth Middle Market Division, North America (2000-2001)

Other Public Board Service

- Unum Group, a financial protection benefits company, Director (since 2018)
- Premier, Inc., Director (2013-2021)



Bahija Jallal | Age: 62 | Director Since: 2018

Committees:

Compensation and Talent
Governance (Chair)

Skills, Experiences and Attributes

- CEO
- COO/Executive Leadership
- Finance/Capital Markets
- Healthcare Industry
- Regulatory/Public Policy
- Diversity

Education

M.S. and Ph.D., l'Universite' De Paris VI; Fellow, Max Planck Institute of Biochemistry

Director Qualifications

Ms. Jallal brings extensive healthcare industry experience to the Board gained through her several leadership positions at biopharmaceutical companies that provide new medicines to patients, including her current position of CEO at a multinational biotechnology company. In addition, Ms. Jallal has CEO and finance experience through her current position and her former position of President at a biologic research and development subsidiary of a large public company. These positions also provided her with regulatory and public policy experience due to the highly-regulated nature of the biopharmaceutical and biotechnology industries.

Professional and Other Experience

- Immunocore Holdings plc, a T-cell receptor biotechnology company, CEO (since 2019)
- AstraZeneca PLC ("AstraZeneca"), a pharmaceutical and biopharmaceutical business, Executive Vice President (2013-2019)
- MedImmune, a biotechnology business and a subsidiary of AstraZeneca, President (2013-2019), Executive Vice President, Research and Development (2010-2013) and various other research and development positions (2006-2010)

Other Public Board Service

- Immunocore Holdings plc, Director (since 2019)
- ArriVent BioPharma, Inc., a clinical-stage biopharmaceutical company (publicly traded beginning January 2024), Director (2022 - March 2024)
- Guardant Health, Inc., a precision oncology company, Director (2019-2022)



Ryan M. Schneider | Age: 54 | Director Since: 2019

Committees:

Audit (Chair)
Governance

Skills, Experiences and Attributes

- CEO
- COO/Executive Leadership
- Insurance Industry
- Finance/Capital Markets
- Marketing/Consumer Insights
- Technology
- Regulatory/Public Policy

Education

Ph.D., Yale University; B.A., Williams College

Director Qualifications

Mr. Schneider brings significant CEO, COO, finance, marketing and consumer insights and technology experience to the Board from his current CEO position at a real estate services company. In addition, Mr. Schneider has finance experience through his past leadership positions at a financial services organization. These positions also provided him with regulatory and public policy experience through his oversight of compliance with consumer and safety regulations, and due to the highly-regulated nature of the banking industry. He also gained insurance industry experience when he was employed as a consultant by multiple insurance companies while at McKinsey & Company.
Mr. Schneider qualifies as an "audit committee financial expert."

Professional and Other Experience

- Anywhere Real Estate Inc. (formerly known as Realogy Holdings Corp.) ("Anywhere Real Estate"), a residential real estate services company, CEO and President (since December 2017), President and Chief Operating Officer (October-December 2017)
- McKinsey & Company, an international consulting firm, Senior Advisor (2017)
- Capital One Financial Corporation, a financial services company, various positions (2001-2017), including Senior Advisor (2016-2017) and President, Card Business (2007-2016)
- Capital One Bank (USA) N.A., Director (2007-2016)

Other Public Board Service

- Anywhere Real Estate, Director (since 2017)



Elizabeth E. Tallett | Age: 74 | Director Since: 2013

Independent Chair of the Board Since: **2018**

Committees:

Compensation and Talent
Governance

Skills, Experiences and Attributes

- CEO
- COO/Executive Leadership
- Insurance Industry
- Finance/Capital Markets
- Healthcare Industry
- Marketing/Consumer Insights
- Regulatory/Public Policy
- Environmental, Social and Governance
- Diversity

Education

B.S., University of Nottingham

Director Qualifications

Ms. Tallett brings significant CEO, finance, healthcare industry, insurance industry and marketing and consumer insights experience to the Board from her chief executive, other management and board positions in several healthcare, insurance and pharmaceutical organizations. These positions also provided her with regulatory and public policy experience due to the highly-regulated nature of these organizations. She also has Environmental, Social and Governance experience gained through her roles as a lead director and as a member of the governance committees of several public companies.

Professional and Other Experience

- Independent consultant to healthcare companies (since 2015)
- Hunter Partners, LLC, a healthcare consulting company, principal (2002-2015)
- Transcell Technologies, Inc., a specialty pharmaceutical company, President and CEO (1992-1996)
- Centocor Pharmaceuticals, a biotechnology company, President (1987-1992)
- Parke-Davis, a pharmaceuticals company, various roles including member of the Executive Committee (1973-1987)

Other Public Board Service

- Moderna, Inc., a biotechnology company, Director (since 2020)
- Qiagen, N.V., a molecular diagnostics and life sciences company, Supervisory Director (since 2011)
- Meredith Corporation, a media company, Director (2008-2021)
- Principal Financial, a financial services company, Director (1992-2021; as lead director from 2007-2019)
- Coventry Health Care, Inc., a health insurance company, Director (1998-2013, including serving as lead director)

Terms expiring at the 2026 Annual Meeting of Shareholders



Gail K. Boudreaux | Age: 63 | Director Since: 2017

Committees:

None

Skills, Experiences and Attributes

- CEO
- COO/Executive Leadership
- Insurance Industry
- Finance/Capital Markets
- Healthcare Industry
- Technology
- Regulatory/Public Policy
- Environmental, Social and Governance
- Diversity

Education

M.B.A., Columbia Business School; B.A., Dartmouth College

Director Qualifications

Ms. Boudreaux brings significant CEO, healthcare industry, insurance, finance and technology experience to the Board from her chief executive and other executive positions with several healthcare and insurance organizations and participation in numerous associations in the healthcare industry. Ms. Boudreaux's positions also provided her with regulatory and public policy experience due to the highly-regulated nature of these organizations. She also gained financial and technology experience through her service as a director and as a member of the audit committee and technology operations committee of several public companies, including a medical device company and a biotechnology company. In addition, she has gained Environmental, Social and Governance experience through her current CEO role.

Professional and Other Experience

- Elevance Health, Inc., President and CEO (since 2017)
- GKB Global Health, LLC, a healthcare consulting firm, Founder and CEO (2015-2017)
- UnitedHealth Group Incorporated, a diversified healthcare company, Executive Vice President (2008-2015), and President (2008-2011) and CEO (2011-2014) of its subsidiary, UnitedHealthcare
- Health Care Service Corporation, a health insurance company, Executive Vice President of External Operations (2005-2008) and President of Blue Cross and Blue Shield of Illinois (2002-2005)
- Aetna Inc., a managed healthcare company, various leadership positions (1983-2002)
- Director of the BCBSA, the National Institute for Health Care Management and the Central Indiana Corporate Partnership, member of The Business Roundtable and chair of the Business Council

Other Public Board Service

- Target Corporation, a general merchandise retailer, Director (since 2021)
- Zimmer Biomet Holdings, Inc., a medical device company, Director (2012-2021)
- Novavax, Inc., a biotechnology company, Director (2015-2017)
- Xcel Energy, Inc., a utility holding company, Director (2012-2017)



R. Kerry Clark | Age: 71 | Director Since: 2014

Committees:

Audit
Finance (Chair)

Skills, Experiences and Attributes

- CEO
- COO/Executive Leadership
- Finance/Capital Markets
- Healthcare Industry
- Marketing/Consumer Insights
- Environmental, Social and Governance

Education

B. Commerce, Queens University

Director Qualifications

Mr. Clark has extensive CEO, healthcare industry, marketing and consumer insights, and finance experience through his positions as Chairman and CEO of a major healthcare services organization, and as a senior executive at an international consumer products company, where he served in several positions involving marketing, advertising and product development of healthcare and other consumer products. Also, he has healthcare experience through his service on a hospital's board of directors and Environmental, Social and Governance experience through his roles as lead director and chair of the governance committee of a public company. Mr. Clark qualifies as an "audit committee financial expert."

Professional and Other Experience

- Cardinal Health, Inc., a healthcare products and services company, Chairman and CEO (2007-2009) and President and CEO (2006-2007)
- The Procter & Gamble Company ("Procter & Gamble"), a consumer products company, various positions (1974-2006) including Vice Chairman, Global Health, Baby & Family Care (2004-2006) and Vice Chairman & President, Global Market Development (2002-2004)
- The Christ Hospital in Cincinnati, Ohio, Director (since 2009)

Other Public Board Service

- General Mills, Inc., a consumer food products company, Director (since 2009)
- Textron, Inc., an aircraft, defense and industrial products company, Director (since 2003)
- Avnet, Inc., an industrial distributor of electronic components, enterprise computer and storage products, Director (2012-2019)



Committees:

Compensation and Talent
Finance

**Skills, Experiences
and Attributes**

- COO/Executive
Leadership
- Marketing/Consumer
Insights
- Technology
- Environmental, Social
and Governance
- Diversity

Education

B.S., Georgia Institute of
Technology

Robert L. Dixon, Jr. | Age: 68 | Director Since: 2011

Director Qualifications

Mr. Dixon has extensive technology experience through his position as Global Chief
Information Officer of a large public company, his ownership of a digital and information
technology consulting business, and his service on the CIO advisory board for another
large public company. He also has significant marketing and consumer insights
experience through his senior positions at two large public companies, both of which
have global retail consumer product focus. Mr. Dixon has Environmental, Social and
Governance experience through his role as chair of the governance committee of a
public company and his several executive and academic board positions.

Professional and Other Experience

- RD Factor, Inc., a digital and information technology consulting business, owner
(since 2016)
- PepsiCo, Inc., a food and beverages company, Senior Vice President (2016) and
Senior Vice President and Global Chief Information Officer (2007-2016)
- Procter & Gamble, various positions (1977-2007), including Vice President of Global
Business Services (2005-2007)
- International Business Machines Corporation, a technology and consulting company,
CIO Advisory Board (2011-2017)
- Georgia Institute of Technology, President's Advisory Board (since 2017), the College
of Computing Advisory Board (since 2019) and Trustee Emeritus of the Foundation
(since 2017)

Other Public Board Service

- Build-A-Bear Workshop, Inc., a specialty retailer, Director (since 2018)
- Okta, Inc., an identity management platform, Director (since 2019)



Committees:

Audit
Governance

**Skills, Experiences and
Attributes**

- COO/Executive
Leadership
- Insurance Industry
- Finance/Capital Markets
- Healthcare Industry
- Regulatory/Public Policy
- Diversity

Education

B.A., Northwestern
University; Fellow, Society
of Actuaries

Deanna D. Strable | Age: 55 | Director Since: 2022

Director Qualifications

Ms. Strable brings extensive executive leadership, insurance industry and regulatory
experience to the Board, gained through her CFO and other executive positions with a
global financial services company. She also has healthcare industry experience from her
role as President of an insurance solutions division of a financial services company that
provides specialty health insurance products. In addition, Ms. Strable has significant
finance and capital markets experience through her current position as CFO of a public
company, with oversight responsibility for financial reporting, capital markets and
corporate finance. Ms. Strable qualifies as an "audit committee financial expert."

Professional and Other Experience

- Principal Financial Group, Inc. ("Principal Financial"), a financial services company,
Executive Vice President and CFO (since 2017)
- Principal Financial, President, U.S. Insurance Solutions (2015-2017)
- Principal Financial, various other actuarial and management positions
(1990-2017)
- United Way Worldwide, Director (since 2018 including for its predecessor entity,
United Way USA)

Other Public Board Service

- None

Board's Role and Responsibilities

Our business is overseen by the Board. The Board has responsibility for establishing broad corporate policies and for our overall performance. We believe the only results worth achieving are those achieved with integrity and a commitment to excellence. Accordingly, we have long recognized the importance of, and have placed a high priority upon, having good corporate governance measures in place.

Board Role in Risk Oversight

Our management is responsible for the day-to-day management of the risks facing the Company, including the risk management process, controls and oversight. The Board as a whole has responsibility for risk oversight. We have an Enterprise Risk Council to oversee our enterprise risk management ("ERM") program. The Enterprise Risk Council is comprised of members of our leadership team and the Chief Risk Officer, who serves as the head of the internal enterprise risk management function and reports to the Audit Committee of the Board, with annual updates to the full Board. Additionally, the full Board regularly reviews risks that may be material to the Company, including those detailed in reports from the committees of the Board and as disclosed in the Company's quarterly and annual reports filed with the SEC. While the Board has established committees designated for various oversight functions, it is common practice for the Board and committees to collaborate on overlapping issues.

Board

- Oversees management's processes by which they identify, assess, monitor and manage the Company's exposure to major risks to determine whether these processes are functioning as intended and are consistent with our business objectives and strategies and comply with applicable laws, regulations, contractual requirements and policies.
- Reviews certain risk tolerance levels and action plans regarding major risks.
- Reviews the Own Risk and Solvency Assessment Summary Report, filed annually with state insurance departments.
- Receives periodic reports from its committees and management on risks facing our business, including strategic, financial, operational, legal, regulatory and reputational risks, and developments that could affect our risk profile.
- Delegates to each committee responsibility for assisting in the oversight of categories of risk relevant to its function.



Audit Committee

- Receives quarterly reports from our Chief Risk Officer and reviews and discusses our ERM framework, processes and governance structure.
- Reviews and approves our continuous risk assessment and internal audit plan.
- Reviews and discusses with management and the independent auditor our accounting, financial reporting, financial statements, internal controls and procedures and the independent audit thereof.
- Oversees our compliance activities and receives quarterly reports from our Chief Compliance Officer.
- Reviews and discusses our major risks associated with our financials, strategies, information technology and security, compliance, privacy, ethics and reputation and other operational risks.

Compensation and Talent Committee

- Oversees the risks associated with our compensation policies, practices and plans.
- Reviews and discusses performance evaluations and sets the compensation of the CEO and other executive officers.
- Reviews and discusses talent acquisition and retention, including diversity, equity and inclusion efforts.

Governance Committee

- Oversees Board processes and corporate governance-related risks.
- Monitors our corporate social responsibility and environmental sustainability initiatives and performance.
- Reviews, at least annually, our political strategy, contributions and activities, and oversees compliance with our policies and procedures regarding political contributions and activities.

Finance Committee

- Oversees the risks associated with our capital structure, financial policies, financing strategies and financial condition.
- Reviews the issuance and retirement of debt and other securities and our credit facilities.
- Monitors investment and financial risk management strategies, including the use of derivatives.
- Reviews proposed material mergers, acquisitions and divestitures.
- Reviews our external insurance risk management program and insurance coverage.



Management

- Management, including the ERM function and Enterprise Risk Council, designs and implements processes by which they identify, assess, monitor and manage our exposure to major risks.

- Our ERM function coordinates with our internal audit function to perform a continuous risk assessment and capture our enterprise risks. The ERM process utilizes a qualitative approach based on experience, emerging trends and the advice of subject matter experts to gather an in-depth understanding of our enterprise risks. The process consists of conducting research in consultation with internal and external advisors, evaluating enterprise strategic goals and reviewing key business areas for emerging risk.

- We engage external advisors where appropriate to assist in the identification and oversight of risks facing our business, including, but not limited to, independent registered public accounting firms, external legal counsel, insurance providers, cybersecurity experts and our independent compensation consultant.

- The continuous risk assessment is ongoing throughout the year and captures our primary risk domains, including alignment with the risk factors set forth in our Form 10-K and associated disclosure controls and procedures. Additionally, the risk assessment process considers whether risks are short-, intermediate- or long-term, such that the management of significant risks can be prioritized, as necessary.

For those areas for which committees have risk oversight responsibilities, the chairs of the committees regularly report to the full Board regarding the significant risks facing the Company, as identified by management, and the measures undertaken by management to monitor, control and mitigate those risks. A description of the enterprise risks we have identified is included in Part I, Item 1A, "Risk Factors" in our Form 10-K.

Assessment of Compensation-Related Risks

Annually, members of our management team assess the risks related to or arising from our compensation policies and practices. The management team reviews and discusses the design of various incentives, plan governance, performance measures and approval mechanisms of all Total Rewards programs for all associates.

In February 2024, the Compensation and Talent Committee, in consultation with the independent compensation consultant, reviewed and discussed the management team's comprehensive assessment of the potential risks related to or arising from our Company-wide compensation programs, policies and practices. As part of its review, the Compensation and Talent Committee also noted the following factors that reduce the likelihood of excessive risk-taking:

- Our overall compensation levels are competitive with the market and structured to deliver a balanced mix of both fixed and variable forms of compensation and long-term and short-term plans.

- Annual and long-term performance measures used to determine performance-based payouts are directly linked to the financial and non-financial performance of the Company and are aligned with the long-term interests of our shareholders.

- Awards under our AIP and PSUs are capped and are paid on a sliding scale, with the amount earned interpolated for results between threshold and target, and target and maximum. The Compensation and Talent Committee has discretion to adjust performance-based awards when it determines that such adjustments would be appropriate based on our interests and the interests of our shareholders. Additionally, the Board maintains a recoupment policy for the clawback of (1) erroneously awarded cash and equity incentive-based compensation in the event of certain specified financial restatements, and (2) cash and equity incentive-based compensation, other equity compensation and other incentive cash payments upon the violation of a restrictive covenant or in the event of misconduct, including for reputational harm.

- Executive officers are subject to significant stock ownership and holding requirements and are prohibited from hedging and pledging stock and short sales.

Based on its review and discussion of the assessment, the Compensation and Talent Committee has concluded that our compensation programs do not create risks that would be reasonably likely to have a material adverse effect on the Company.

Oversight of Cybersecurity and Data Privacy

We operate in a highly-regulated industry. Federal, state and international laws and contractual commitments guide our collection, use and disclosure of confidential information such as protected health information, personal financial information and personally identifiable information. Our success depends on maintaining a high level of trust among our stakeholders, including our consumers, clients, business partners, providers, regulators and associates. Protecting this information is crucial and is reflected in our Code of Conduct and privacy policies.

Our Board monitors cybersecurity risks and receives a report at least quarterly from our Chief Information Security Officer regarding our Information Security Program. In addition, certain cybersecurity incidents are escalated to the Board in accordance with our escalation criteria. Periodically, the Board also receives third party assessments of our information security. The Audit Committee receives regular updates on both information security and data privacy matters and oversees data privacy, integrity, incident and breach risks.

In addition to Board and committee oversight and management assessment and monitoring of these risks, we make it a priority to equip associates with the tools and skills needed to support our Information Security Program. We provide annual trainings on our Code of Conduct and privacy policies, as well as annual security-awareness trainings, which covers timely and relevant topics, including social engineering, phishing, password protection, confidential data protection, acceptable asset use and mobile security.

Our comprehensive privacy-incident response and prevention program educates associates on the importance of reporting all incidents immediately. Each incident is reviewed and action is taken to address issues identified, mitigate any potential impact and assess our obligations to notify consumers, clients, regulators, the media and others. A detailed description of our cybersecurity risk oversight, governance, management and expertise is included in Part I, Item 1C, "Cybersecurity" in our Form 10-K. Information regarding how we implement our privacy policies, including related to personal data and our Web Privacy Statement, is available at https://www.elevancehealth.com/privacy-policy.

Corporate Responsibility & Sustainability

Our purpose is to improve the health of humanity. Our focus on community health and environmental sustainability is demonstrated by our ability to make a positive difference in the health and well-being of our consumers, the communities we serve, our associates and the environment around us. We believe our corporate responsibility and sustainability practices promote the long-term interests of our shareholders and strengthen Board and management accountability.

The Board provides oversight for our corporate responsibility and sustainability practices through its oversight of our business strategy and annual strategic priorities. Our Governance Committee is responsible for establishing our corporate governance practices, as well as monitoring our corporate social responsibility and environmental sustainability initiatives and performance, including climate-related matters. Our Compensation and Talent Committee is responsible for overseeing our compensation policies, practices and plans, including our workforce diversity, equity and inclusion efforts.

Our Consumers	**Our Communities**	**Our Associates**	**Our Environment**
Focus on care that delivers better health outcomes	Focus on closing healthcare gaps in the diverse communities we serve	Foster an inclusive and trusting environment where all associates have the opportunity to succeed	Focus on the future well-being of the world around us

Annual Impact Report

Our annual Impact Report provides information on our corporate responsibility and sustainability practices and performance related to governance, our workplace, community health and the environment. This report is prepared in accordance with the Sustainability Accounting Standards Board ("SASB") and Task Force for Climate-Related Financial Disclosures ("TCFD") frameworks and is available at https://ir.elevancehealth.com/annual-reports/. Our Governance Committee monitors our corporate social responsibility and environmental sustainability initiatives and performance.

UN Global Compact

Elevance Health is a signatory to the United Nations Global Compact ("UNGC"), the world's largest corporate sustainability initiative and a call to companies to align with universal principles on human rights, labor, environment and anti-corruption, and take actions that advance societal roles. As part of our commitment to the UNGC, we have identified the seven United Nations Sustainable Development Goals that offer us the greatest opportunity for impact given their relevance to our business. Our corporate responsibility strategy is focused on advancing the following goals: No Poverty, Zero Hunger, Good Health and Wellbeing, Gender Equality, Reduced Inequalities, Sustainable Cities and Communities and Climate Action.

 ## Our Consumers

We are focused on whole person care and are committed to creating a simpler, more accessible, more affordable and more equitable healthcare experience for our consumers. We advance innovative solutions that improve the everyday lives of our diverse consumer population.

63% of our healthcare spend in 2023 was in **value-based care** arrangements	**NCQA Health Equity Accreditation Plus** for 21 of our Medicaid Plans serving over 90% of our Medicaid members	**Sydney Health**, our digital engagement platform, had a **14% increase in member visits** year-over-year, with over 17 million registered users

Improve Quality

We continue to partner with healthcare providers to improve the quality and affordability of healthcare through value-based care models, with 63% of our 2023 healthcare spend being tied to value-based care arrangements. We are also focused on increasing the percentage of our consumers seeing a high-performing primary care provider to ensure strong cost and quality performance. At the end of 2023, we saw a 2.6% year-over-year improvement in consumers attributed to high-performing providers.

Drive Health Equity

At the end of 2023, 21 of our Medicaid plans earned the newly established Health Equity Accreditation Plus from the NCQA, making us the only national organization to have received this distinction at such time. The accredited plans serve over 90% of our Medicaid members. This accreditation distinction recognizes that we lead the industry in developing solutions to ensure access to high quality, equitable healthcare that optimizes health at the individual level. The NCQA Health Equity Accreditation Plus builds upon the Health Equity Accreditation designation we received last year, which recognized our affiliated Medicaid plans as among the first in the nation to create a strategic framework that prioritizes health equity based on race, ethnicity, language, sexual orientation and gender identity, and advances efforts and investments that deliver improved outcomes and elevates our consumers and communities that are socially and economically marginalized.

In addition, to continue to reinforce our dedication to advancing health equity, this year we engaged Business for Social Responsibility ("BSR"), an organization of sustainable business experts, to conduct a Health Equity Assessment in order to validate our leading health equity practices and provide insights into areas where we can further evolve and enhance our practices. The final Health Equity Assessment will be published on our website.

Improve Accessibility

In 2023, Sydney Health, our digital engagement platform for health plan members, had roughly 106 million visits, a 14% increase from the previous year. We now have over 17 million registered users on our Sydney Health platform. Sydney Health gives members access to virtual care services (including for primary care, urgent care, dermatology services and complex care management services), personalized health and wellness resources and benefit details—all in one place.

 # Our Communities

We are committed to improving lives, advancing equity and strengthening communities. Elevance Health and its over 100,000 associates have deep roots in the communities where we live and work, and our local ties are a key component of our whole health approach. We work closely with community organizations that create support networks. Using our extensive data, we also identify the resources needed to support local residents, including the people we serve, to ensure those resources can better meet local needs. The Elevance Health Foundation (our "Foundation") assists in carrying out several of these initiatives.

Over **$90 million** in active Foundation grants and sponsorships, with a focus on **Maternal-Child Health, Food as Medicine** and **Substance Use Disorder**	Over **225,000 volunteer hours (67% increase over 2022)** by our associates and **$8 million** donated through Associate Engagement Programs in 2023	**Whole Health Index**, our proprietary dynamic modeling tool, used to target and track improvements in community health

Corporate Governance

Improve Maternal-Child Health

With our affiliated health plans providing insurance coverage for 1 in 8 of the nation's births, we are dedicated to improving maternal health outcomes and reducing health inequities with member-focused initiatives, value-based provider strategies, predictive modeling and grants awarded through our Foundation. To date, our Foundation has awarded $29.6 million to 44 organizations as part of its plan to invest up to $30 million over a three-year period ending in July 2024 to support programs that help women and their babies achieve optimal health and well-being. From a new national partnership with March of Dimes to address maternity care deserts to local doula training programs and perinatal mental health support, all of our Foundation grants are working toward one of three goals: reducing pre-term birth, reducing maternal morbidity and mortality and/or reducing primary c-section rate. Our maternal health programs, including Obstetrics Practice Consultant and Quality Incentive Programs, have contributed to a reduction in pre-term births of 12% and low-birth weight deliveries of 20% in participating Medicaid populations. We also saw progress toward our goal to improve maternal health equity by reducing the disparity in pre-term birth rates between black and non-black communities, improving the disparity gap by 5.2% relative to our 2022 baseline.

Encourage Food as Medicine

Through our Community Connected Care social needs model, we are collaborating to address the social barriers to getting needed care, including access to nutritious food. Our Foundation also plans to invest up to $30 million over a three-year period ending in July 2024 to support programs that reduce the prevalence of chronic conditions by helping individuals reach optimal health through good nutrition. To date, we have awarded $27.5 million in grants toward this commitment, including $14 million for expanding our partnership with Feeding America, the nation's largest domestic hunger-relief organization, to enhance its "Food is Medicine" program. The program supports 20 Feeding America member food banks as they collaborate with healthcare partners, with the goal of reducing chronic disease for hundreds of thousands of neighbors. Complementing this national grant are local programs that range from innovating long-term solutions for food security, to providing nutrition and health education. So far, 41% of grant participants have improved chronic conditions through food interventions.

Reduce Substance Use Disorder

We are working to expand access to behavioral health care and connect people with the support they need throughout their health journey, including in times of crisis. Our subsidiary, Carelon Behavioral Health, is committed to serving as a leader in crisis services and maintaining a focus on members of all ages with complex needs such as substance use disorder or serious mental illness. In addition, our Foundation plans to invest up to $30 million over the three-year period ending in July 2024 to support programs that address mental health, with an emphasis on Substance Use Disorder. To date, $20.5 million in grants were awarded to approximately 40 organizations across the country to programs working to advance health equity, with a primary goal of improving the percent of people receiving alcohol and/or substance dependence treatment among the most socially vulnerable communities. These grants address an array of care and service options, including prevention and early intervention, crisis response and intervention, long-term intervention, and community resources and recovery supports.

Support Community Resilience

Elevance Health and our more than 100,000 associates have deep roots in the communities where we live and work, and during times of disaster, we all come together to support our colleagues, members and communities. In addition to our strategic nonprofit partnerships designed to improve community preparedness, response and recovery during and after disasters, our local health plans and associates are quick to help. For example, in response to the many emergencies and crises in 2023, Elevance Health associates—with a Foundation match—raised over $250,000. Additionally, associates rolled up their sleeves to assemble 1,000 emergency preparedness kits to help Virginia residents in need during a disaster.

Improve Health Equity

Our proprietary dynamic modeling tool, the Whole Health Index (the "WHI"), measures member health holistically with a single score that takes community, social and clinical drivers into account. This data infrastructure helps us see the larger picture and better informs our efforts to improve the health of our communities, with an emphasis on health equity. The WHI is a powerful tool to track health systematically over time and compare statistics for population segments based on age, sex, race/ethnicity, rural/urban status and more. The WHI enables us to see where larger scale investments and solutions are most needed and to work with community-based partners to coordinate engagement, outreach and support.

Affordable Housing Investments

As part of our focus to address unmet social needs, in 2023 we committed approximately $170 million to affordable housing projects, which will lead to the construction of more than 500 affordable housing units. Since 2006, we have committed nearly $870 million to affordable housing projects.



Our Associates

We are committed to fostering an inclusive and trusting environment where all associates have the opportunity to succeed. We believe the highest level of performance is achieved when strategy and culture are aligned. Therefore, shaping culture is a foundational element of our long-term strategy.

Our 2023 Associate Engagement Survey showed that **94% of associates understand our purpose** to improve the health of humanity and the positive impact we have on consumers and communities	Our **managers are diverse,** with **65%** being female and **37%** being racially or ethnically diverse in the U.S.	We are a **fair pay workplace.** Among our U.S. associates, pay for women is **99.1%** of men and pay for people of color is **100%** of white associates

Great Place to Work

We were first certified as a Great Place to Work at the end of 2020, based on feedback and input from a representative sampling of our associates about their work experiences at Elevance Health. In 2023, for the fourth year in a row, we earned the Great Place to Work certification. Building on that momentum, we were also recognized by Newsweek as one of America's Greatest Workplaces 2023 and as a Fortune 100 Best Companies to Work For. We also secured the #1 position in the 2023 Fortune Best Workplaces in Health Care and were recognized on the 2023 Fortune Best Workplaces for Women and 2023 Fortune Best Workplaces for Millennials.

- **Diversity, Equity and Inclusion**

Our commitment to a diverse workforce begins with our Board of Directors. Our Board is diverse in both gender and race/ethnicity, as 45% of our directors are female and 36% are racially or ethnically diverse. Across our U.S. workforce, 77% of our associates are female and 51% are racially or ethnically diverse, while 65% of our managers are female and 37% are racially or ethnically diverse. Our associates' diversity provides valuable cultural insights, perspectives and experiences that help us as we seek to ensure access to high-quality, affordable healthcare for those we serve.

Gender Diversity of Workforce*



77%
77% of Workforce is Female

Racial/Ethnic Diversity of Workforce*



51%
49% White
24% Black/ African American
14% Hispanic/ Latino
10% Asian
1% Other
2% Two or more

Gender Diversity of Management*



65%
65% of Managers are Female

Racial/Ethnic Diversity of Management*



37%
37% of Managers are Racially or Ethnically Diverse

* Information based on EEO-1 Report data as of December 31, 2023 and includes Elevance Health associates in the U.S. only.

- **Pay Equity**

We are committed to a fair pay workplace. We were in the first cohort of companies certified by the Fair Pay Workplace ("FPW"), an independent certification that takes a holistic approach to pay equity, partnering to design an annual pay equity action plan that includes a perpetual review of all positions, new hires and promotions to effect meaningful, measurable change. This independent certification is based on a set of publicly available rules and standards and the endorsed methodology of a group of leading experts from forward-thinking corporations, academia, human resources, data science and the legal field. After partnering with and overseeing our review process examining pay equity for cash compensation, including base and short-term incentives, in December 2023, FPW again validated our analysis of our U.S. associate population, which found that pay for women is 99.1% of men, and pay for people of color is 100% of white associates, after taking into account neutral, job related factors.

Corporate Governance

- **Development and Engagement**

From an associate development perspective, we offer a robust catalog of career and leadership development opportunities, enabling the improvement of current skills and/or the development of new skills in preparation of future opportunities. In 2023, we invested a significant amount in human capital development, averaging approximately 28 hours of training and development per associate. Over 19% of our U.S. workforce participated in our nine business resource groups, which provide associates meaningful opportunities to connect, collaborate and grow. Our 2023 Associate Engagement Survey showed that 94% of associates understand our purpose to improve the health of humanity and the positive impact we have on our consumers and communities, and our 2023 Associate Satisfaction and Commitment Index score was 85%.

Our sustained commitment to these values has garnered external recognition that highlights our accomplishments in such areas as employment of veterans and people with disabilities, inclusive environments for LGBTQ+ associates and advancement opportunities for women and people of color.

 # Our Environment

As part of our whole health approach, we recognize the impact the environment has on critical physical, behavioral and social drivers of health. We are committed to continually improving the environmental sustainability of our operations and business activities.

Maintained **Carbon Neutral operations in 2023**, via our 100% renewable energy strategy	We **engaged with over 90% of our suppliers** by spend on setting their own science-based GHG reduction targets	Recognized on USA TODAY's inaugural **America's Climate Leaders** 2023 list.

- **Our Commitment to Net Zero**

We are an initial signatory to the HHS Healthcare Sector Climate Pledge, committing to reduce our operational greenhouse gas ("GHG") emissions by 50% by 2030 and achieve net zero GHG emissions by 2050. Through renewable energy procurement and other strategies, we maintained carbon neutral operations in 2023 and are confident in our ability to achieve net zero GHG emissions by 2050.

- **Supplier Engagement**

In 2021, we established a target to engage with 70% of our indirect spend supply chain on setting their own science-based scope 1 and 2 GHG emissions reduction goals by year-end 2023. In 2023, we engaged with over 90% of our suppliers by spend, and approximately 80% by spend have established reduction goals.

- **Climate Leadership**

We were recognized on USA TODAY's inaugural America's Climate Leaders 2023 list, ranking 5th out of 400 organizations in "Core Emissions Reduction Year over Year" and "Core Greenhouse Gas Reduction." In addition, we received a 2023 Green Power Leadership Award from the U.S. Environmental Protection Agency (EPA) and a Beyond 100% Leadership Award from RE100, a global initiative bringing together hundreds of businesses committed to renewable energy.

Code of Conduct

We have adopted a Code of Conduct (the "Code") for our directors, executive officers and other associates. The purpose of the Code is to focus on areas of ethical risk, provide guidance in recognizing and dealing with ethical issues, provide mechanisms to report unethical conduct and help foster a culture of honesty and integrity. By understanding and following the Code, our associates help safeguard our integrity and reputation as an ethical, caring company. The Code is posted on our website at https://ir.elevancehealth.com/corporate-governance/governance-documents/.

Everyone is required to act in accordance with the requirements of the Code. Waivers of the Code for any director, our Chair, our President and CEO, our CFO and our other executive officers may only be made by the Board or by a Board committee composed of independent directors. Any such waiver and any amendment to the Code will be posted on our website at https://ir.elevancehealth.com/corporate-governance/overview. During 2023, there were no waivers of the Code for any of our directors, our Chair, our President and CEO, our CFO or any of our other executive officers.

Shareholder Engagement

Building positive relationships with our shareholders is critical to our long-term success. For this reason, we spend significant time meeting with our shareholders, listening to their concerns and responding to their feedback. As described below, we engaged with our largest shareholders, representing a majority of our outstanding shares of common stock in the aggregate, through our robust outreach and engagement program in 2023. We value our relationship with our shareholders and believe that we strengthen our ability to lead the Company by constructively discussing our business and strategy.

Shareholder Engagement



Spring

- Publish annual Proxy Statement
- Active outreach with our largest shareholders to discuss important items to be considered at our Annual Meeting of Shareholders
- Shareholder feedback is shared with the Board and Board committees
- Hold our Annual Meeting of Shareholders

Summer

- Review voting results of our most recent Annual Meeting of Shareholders
- Evaluate proxy season trends, corporate governance leading practices and peer company practices

Fall

- Active outreach with our largest shareholders to discuss corporate governance, executive compensation, strategy, environmental and social matters and other items of interest
- Shareholder feedback is shared with the Board and Board committees

Winter

- The Board uses feedback from our engagement meetings in its review of governance and compensation practices for the coming year
- Begin drafting the Proxy Statement and consider disclosure improvements based on engagement feedback

Year-Round

- Regular meetings and calls with shareholders to discuss our strategic plan, consolidated business results and capital structure and other topics of interest to shareholders
- Quarterly earnings calls
- Numerous investor conferences
- Biennial investor day

We were pleased that our shareholders overwhelmingly approved the non-binding advisory vote on our executive compensation in 2023, with approximately 94% of votes cast voted in favor of the proposal. Nevertheless, we continue to examine our executive compensation program to ensure alignment between the interests of our executive officers and our shareholders.

Communications with the Board

Individuals may communicate with the Board by submitting an email to our Board at this address: *boardofdirectors@elevancehealth.com.* Communications that are intended specifically for non-management directors or any individual director should be sent to the email address above to the attention of the Board Chair. Individuals may also communicate with the Board by submitting a letter to our Secretary at Elevance Health, 220 Virginia Avenue, Indianapolis, Indiana 46204.

The process for collecting and organizing communications, as well as similar or related activities, has been approved by our independent directors. Communications are distributed to the Board, or to any individual directors as appropriate, depending on the facts and circumstances outlined in the communication. In that regard, the Board has requested that certain items which are unrelated to the duties and responsibilities of the Board should be excluded, such as spam, junk mail and mass mailings, medical claims inquiries, new product suggestions, resumes and other forms of job inquiries, surveys and business solicitations or advertisements. In addition, material that is unduly hostile, threatening, illegal or similarly unsuitable will be excluded, with the provision that any such unsuitable communication is made available to any director upon request.

Board Structure

Board Leadership Structure

Elizabeth E. Tallett currently serves as the independent Chair of the Board and has held that position since 2018. The Board has the flexibility to establish a leadership structure that works best for the Company at a particular time. The Board reviews its leadership structure periodically to evaluate and make a determination regarding whether or not the roles of Chair of the Board and the CEO should be filled by the same person or by different persons based upon the current circumstances, taking into consideration, among other factors: the Board's current composition; its director succession plan including upcoming director retirements and refreshment objectives, policies, practices and mechanisms to promote independent Board oversight of management; the specific needs of our business; the views of our shareholders; and trends in corporate governance relative to board leadership structure.

Our Board of Directors believes having independent Board leadership is an important component of our governance structure. Currently, the positions of Chair of the Board and CEO are held by two different people. When the positions of Chair and CEO are filled by the same person or when the Chair is not an independent director, our Corporate Governance Guidelines require that our independent directors elect a Lead Director annually, with responsibilities to aid in the independent oversight of management. There is currently no Lead Director because we have an independent Chair. The Board also recognizes the important leadership roles played by the Chair of each of the committees of the Board.

When the Chair of the Board is an independent director, the independent Chair has the following duties and responsibilities:

- presides at meetings of the Board (including executive sessions) and shareholders;
- serves as the liaison between the CEO and the independent directors;
- approves meeting agendas, schedules and materials for the Board;
- has the authority to call meetings of the Board and of independent directors; and
- is available upon request for consultation and direct communication with major shareholders.

Director Independence

Our Board has adopted standards to assist it in making determinations of independence and determining whether or not a director or director nominee has a material relationship with us. These standards are available on our website at https://ir.elevancehealth.com/corporate-governance/governance-documents/. Our Board has determined that all of our directors and director nominees, other than Ms. Boudreaux, meet these standards, have no material relationship with us and are "independent" as defined by the New York Stock Exchange ("NYSE") listing standards and the rules of the SEC.

Board Meetings, Executive Sessions and Attendance

During 2023, the Board held five meetings. The independent directors generally meet in an executive session at both the beginning and end of each regularly scheduled Board meeting, with the Chair of the Board presiding over the sessions. Our Board committees also conduct executive sessions that are presided over by the Chair of the respective committee. Each director attended at least 75% of the total meetings of the Board and each committee on which he or she served that were held when he or she was a director or committee member.

Our policy is that Board members are expected to attend each Annual Meeting of Shareholders. All members of the Board attended the 2023 Annual Meeting of Shareholders.

Standing Committees of the Board

There are four standing committees of the Board. From time to time, the Board, in its discretion, may form other committees. The following table provides membership information for each of the Board standing committees as of March 29, 2024, including each independent Chair.

Directors	Audit Committee	Compensation and Talent Committee	Governance Committee	Finance Committee
Gail K. Boudreaux				
R. Kerry Clark	✔			Chair
Susan D. DeVore		✔		✔
Robert L. Dixon, Jr.		✔		✔
Lewis Hay, III	✔			✔
Bahija Jallal		✔	Chair	
Antonio F. Neri	✔		✔	
Ramiro G. Peru		Chair		✔
Ryan M. Schneider	Chair		✔	
Deanna D. Strable	✔		✔	
Elizabeth E. Tallett(1)		✔	✔	

(1) Independent Chair of the Board

Set forth below are the primary responsibilities of each of the standing committees as described more fully in their charters, which are available on our website at https://ir.elevancehealth.com/corporate-governance/governance-documents/.

Meetings in 2023: 8

Members:



Ryan M. Schneider (Chair)



R. Kerry Clark



Lewis Hay, III



Antonio F. Neri



Deanna D. Strable

Audit Committee

Principal Responsibilities:

- The Audit Committee represents and assists the Board in its oversight of our accounting, financial reporting and internal controls over financial reporting.
- In its oversight of our financial statements and the independent audit thereof, the Audit Committee is responsible for the selection, evaluation and, where deemed appropriate, replacement of the independent registered public accounting firm, and for the evaluation of the independence of the independent registered public accounting firm.
- The Audit Committee is directly involved in the selection of the auditor's lead engagement partner.
- The Audit Committee is also responsible for the oversight of our ethics and compliance program and Code of Conduct, as well as assisting the Board in overseeing the processes by which we identify, assess, monitor and manage our exposure to major risks. The Chief Compliance Officer facilitates our compliance program and reports independently to the Audit Committee. The Audit Committee regularly receives a detailed report from the Chief Compliance Officer regarding our compliance program activities.

See "Audit Committee Matters — Audit Committee Report" and "Corporate Governance — Board's Role and Responsibilities — Board Role in Risk Oversight."

The Audit Committee met separately at several meetings during 2023 with executive management (including the CFO), the Chief Accounting Officer, the Chief Internal Audit Executive, the Chief Risk Officer, the Chief Compliance Officer and the independent registered public accounting firm.

The Board has determined that each of the members of the Audit Committee is "independent" as defined by the rules of the SEC and the NYSE listing standards. The Board has determined that each of the Audit Committee members is an "audit committee financial expert" as defined by the SEC's rules.

Meetings in 2023: 4

Members:



Ramiro G.
Peru (Chair)

 

Susan D.   Robert L.
DeVore   Dixon, Jr.

 

Bahija Jallal   Elizabeth E.
Tallett

Compensation and Talent Committee

Principal Responsibilities:

- The Compensation and Talent Committee assists the Board in discharging its responsibilities relating to compensation and benefits provided to our executive officers (which are determined by the Compensation and Talent Committee in its sole discretion), including overseeing an assessment of the risks related to our compensation policies and practices. See "Corporate Governance — The Board's Role and Responsibilities — Board Role in Risk Oversight — Assessment of Compensation-Related Risks."

- The Compensation and Talent Committee sets the compensation level of our CEO and other executive officers based on an evaluation of the executive's performance in light of our goals and objectives.

- The Compensation and Talent Committee may take into consideration when setting the compensation levels of the executive officers (other than the CEO) any recommendations of the CEO with respect to the other executive officers.

- In addition, the Compensation and Talent Committee has engaged Willis Towers Watson US LLC ("WTW"), an outside compensation consultant, to assist in the evaluation of CEO and executive officer compensation, as authorized under its charter. Reporting directly to the Compensation and Talent Committee, WTW participates regularly in Compensation and Talent Committee meetings, reviews the Company's executive compensation strategy and programs to ensure appropriateness and market-competitiveness and advises on compensation trends and best practices. The Compensation and Talent Committee assessed the independence of WTW pursuant to, and based on the factors set forth in, the SEC's and NYSE's rules and concluded that no conflict of interest exists that would prevent WTW from independently advising the Compensation and Talent Committee.

- The Compensation and Talent Committee monitors our programs and practices related to workforce diversity and inclusion.

Compensation Committee Interlocks and Insider Participation:

All members of the Compensation and Talent Committee are "non-employee directors" within the meaning of Rule 16b-3 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and "independent" within the meaning of the NYSE listing standards. None of the Compensation and Talent Committee members is or has been an officer or employee of the Company or, during 2023, was involved in a related person transaction requiring disclosure under Item 404 of Regulation S-K. During 2023, none of our executive officers served as a member of the board of directors or compensation committee of any other company that had an executive officer serving on our Board or our Compensation and Talent Committee.

Meetings in 2023: 4	# Governance Committee

Members:



Bahija Jallal
(Chair)

 

Antonio F.   Ryan M.
Neri   Schneider

 

Deanna D.   Elizabeth E.
Strable   Tallett

Principal Responsibilities:

- The Governance Committee assists the Board in discharging its responsibilities relating to Board composition and evaluations, non-employee director compensation and corporate governance by identifying and recommending individuals for nomination as members of the Board, recommending to the Board the overall non-employee director compensation policy and developing and recommending to the Board a set of corporate governance guidelines.

- The Governance Committee also is responsible for reviewing, at least annually, our political strategy, contributions and activities, including our Political Contributions & Related Activity Report, and overseeing compliance with our policies and procedures regarding political contributions and activities.

- In addition, the Governance Committee monitors our corporate social responsibility and environmental sustainability initiatives (including climate-related matters) as set forth in our annual Impact Report, which is prepared in accordance with the SASB framework.

- The Governance Committee has directly engaged Compensation Advisory Partners LLC ("CAP"), an outside compensation consultant, to assist in the evaluation of director compensation, as authorized under its charter. CAP reports directly to the Governance Committee. During 2023, CAP advised the Governance Committee with respect to director compensation trends and leading practices, plan design and the reasonableness of director compensation. CAP does not provide any other services to the Company. The Governance Committee assessed the independence of CAP pursuant to, and based on the factors set forth in, the SEC's and NYSE's rules and concluded that no conflict of interest exists that would prevent CAP from independently advising the Governance Committee.

The Board has determined that each of the members of the Governance Committee is "independent" as defined by the NYSE listing standards.

Meetings in 2023: 4	# Finance Committee

Members:



R. Kerry
Clark (Chair)

 

Susan D.   Robert L.
DeVore   Dixon, Jr.

 

Lewis Hay, III Ramiro G.
                Peru

Principal Responsibilities:

- The Finance Committee assists the Board in fulfilling its responsibilities related to our capital structure, financial policies, financing strategies and financial condition.

- The Finance Committee is responsible for approving our annual capital plan and reviewing the issuance and retirement of debt and other securities and our credit facilities, as well as reviewing investment and financial risk management strategies.

- The Finance Committee provides guidance to the Board on significant policies and matters of financial corporate governance, including our use of capital, dividend policy, share repurchase program and credit ratings.

- The Finance Committee reviews our external insurance risk management program and insurance coverage.

- The Finance Committee also reviews proposed material mergers, acquisitions and divestitures, approving certain of these transactions subject to Board delegation, and reviews the performance of completed material mergers, acquisitions and divestitures.

The Board has determined that each of the members of the Finance Committee is "independent" as defined by the NYSE listing standards.

Board Practices, Processes and Policies

Corporate Governance Policies and Practices

Our corporate governance policies reflect our goal of adopting leading governance practices to promote a high level of performance from the Board and management. We believe our corporate governance practices promote the long-term interests of our shareholders and strengthen Board and management accountability.

Among the practices we adhere to are the following:

Board Independence	• Independent Chair of the Board • Ten out of eleven directors are independent • Only independent directors serve on the Audit, Compensation and Talent, Governance and Finance Committees
Board Diversity	• Five out of eleven directors are female • Four out of eleven directors are racially or ethnically diverse • Balanced director tenure, with the average tenure being approximately 8.2 years • Board composition is also diverse in age, geographic location, skills and experiences
Shareholder Rights	• Proxy access for shareholder-nominated director nominees • Majority voting for uncontested director elections, with directors who fail to receive a majority vote required to tender their resignation for consideration by the Board • No supermajority voting requirements in our Articles of Incorporation • Opted out of the Indiana Control Share Acquisition Statute • Shareholders have the right to call a special meeting of shareholders • Shareholders can amend our Bylaws, except for those provisions required by our licenses with the BCBSA • Long-standing practice of shareholder engagement on governance, compensation and sustainability issues
Other Leading Governance Practices	• Annual Board, committee and individual director performance evaluations, including evaluations led by an external party • Board oversees director refreshment and succession planning and executive officer succession planning, addressing both emergency and long-term succession • Director nominees are not eligible for election if 73 years of age or older as of the March 1st immediately prior to the Annual Meeting of Shareholders at which his or her nomination will be submitted for shareholder approval; no exemptions or waivers are permitted to this eligibility requirement • Directors may not serve on more than three other public company boards; any director who is a CEO of a public company (including our CEO) may not serve on more than one other public company board • Rotation of lead partner of our independent registered public accounting firm at least every five years • The Board and its committees have the authority to engage consultants and advisors at our expense • Executive sessions of independent directors are generally held at each regularly scheduled Board meeting • Strong compensation governance practices as discussed in the Compensation Discussion & Analysis • Board and committee oversight of risk, including risks relating to financial reporting, compensation practices and cybersecurity • The Board encourages directors to participate in continuing education programs and reimburses directors for the expense of such participation • Several avenues for shareholders to communicate with the Board and management, including periodic investor days, earnings release conference calls and a dedicated email address for the Board

Due to our existing contractual obligations with the BCBSA, we are required to maintain a classified board structure. Our Articles of Incorporation provide that we will declassify the Board if the BCBSA requirement for a classified board is no longer applicable to us.

Current versions of the following documents are available on our website at https://ir.elevancehealth.com/corporate-governance/governance-documents/.

Governance Documents at ir.elevancehealth.com	• Articles of Incorporation • Bylaws • Corporate Governance Guidelines • Standards of Independence • Code of Conduct • Insider Trading Policy • Board Committee Charters • Political Contributions & Related Activity Report

We will continue to assess and refine our corporate governance practices and share them with you.

Director Evaluation Process

Board, committee and individual director evaluations play a critical role in ensuring the effective functioning of our Board. Each year our Board conducts a rigorous evaluation process, including an evaluation of the full Board, committee evaluations, director self-evaluations and peer evaluations. The evaluation process is multi-faceted and can be summarized as follows:

Solicitation	Board, committee and individual director performance evaluations: • Board evaluation is facilitated by the Chair of the Governance Committee and an external party • Individual director assessments are facilitated by an external party • Committee evaluations are conducted for each of the committees upon which directors serve
Evaluation and Assessment	Directors provide feedback regarding the Board, committees and peers: • Evaluation of Board membership • Exploration of Board member behaviors as compared to those of effective boards • Assessment of meetings, materials and Board deliberations • Examinations of key functions, including those that maximize shareholder value
Board Review	• Summary of Board and committee evaluations, in addition to individual director feedback, provided to the Board • Chairs of each of the committees lead a discussion of committee evaluation results • External party communicates the results of the individual director assessments to the Board, as well as the individual directors
Incorporation of Feedback	• Follow-up items are addressed at subsequent Board or committee meetings • As appropriate, Board and committee action plans are prepared to address any issues

Director Orientation and Continuing Education

All new directors on our Board receive an orientation to the Company and training that is individually tailored, taking into account the director's experience, background, education and committee assignments. Our new director orientation program is led by members of senior management, in consultation with the Chair of our Board, and covers a review of our business segments, strategic plans, financial statements and policies, risk management framework, regulatory matters, our internal and external auditors, corporate governance and key policies and practices (including our Code of Conduct), as well as the roles and responsibilities of our directors.

Continuing education occurs at Board and committee meetings, with specific topics of interest covered by management or outside experts. Information on director education programs that might be of interest on developments in our industry, corporate governance, regulatory requirements, the economic environment and other matters relevant to their duties as a director of our Company are made available to directors. The Board encourages directors to participate in continuing education programs and reimburses directors for the expense of such participation.

Review and Approval of Transactions with Related Persons

Policy

The Board has adopted a written policy and procedures for the review, approval and monitoring of transactions involving us and "related persons" (directors and executive officers, shareholders owning five percent or greater of our outstanding common stock or their immediate family members). The policy covers any transaction in which we are a participant that involves amounts exceeding $120,000 in any calendar year and in which a related person has or will have a direct or indirect interest (other than solely as a result of being a director or a less than ten percent beneficial owner of another entity), and provides that the Governance Committee shall prohibit any such transaction if it determines it to be inconsistent with the interests of the Company and our shareholders.

Related person transactions must be approved or ratified by the Governance Committee. In considering the transaction, the Governance Committee will take into account, among other factors it deems appropriate, whether the terms of the transaction are no less favorable than terms generally available to an unaffiliated third party under the same or similar circumstances and the extent of the related person's interest in the transaction. The policy includes several categories of standing pre-approved transactions, including, but not limited to, transactions involving competitive bids, certain banking-related services, certain transactions involving amounts not in excess of the greater of $1 million or 2% of the other company's total annual gross revenues and ordinary course transactions under $500,000. The Governance Committee periodically reviews and assesses ongoing transactions to confirm that the transactions comply with the Governance Committee's guidelines and remain appropriate.

Current Transactions

In the ordinary course of business, we may, from time to time, engage in transactions with other companies whose officers or directors are also our directors or are immediate family members of our directors. Transactions with such companies are conducted on an arm's length basis, and in 2023, all of these transactions came within the pre-approval procedures of the Governance Committee consistent with the above policy, or the Governance Committee determined that the director did not have a material direct or indirect interest in the transaction.

Compensation of Non-Employee Directors

Process

The compensation of our non-employee directors is paid in the form of annual retainers for Board members and committee chairs and annual stock awards. An annual retainer is also paid when the Chair of the Board is not an employee or there is a Lead Director. In addition, pro-rata stock awards are granted to non-employee directors who join the Board mid-year. Our 2023 compensation for non-employee directors was as follows:

Compensation Element	2023
Annual Retainer – Cash Portion	$125,000
Annual Retainer – Company Stock Portion	$210,000
Annual Committee Chair Retainers	$ 30,000
Annual Retainer for Non-Executive Chair of the Board	$260,000
Annual Retainer for Lead Director (if any; not applicable in 2023)	$ 50,000

In addition, we will pay the cost of an annual physical for each of our non-employee directors.

Ms. Boudreaux, as an employee director, does not receive any compensation for her service as a director. Ms. Boudreaux's 2023 compensation is shown in the Summary Compensation Table.

Directors' Compensation Table

The compensation actually paid to our non-employee directors for service during 2023 was as follows:

Name	Fees Earned or Paid in Cash ($)[1]	Stock Awards ($)[2]	All Other Compensation ($)[3]	Total ($)
R. Kerry Clark	$151,494	$209,923	$10,000	$371,417
Susan D. DeVore	$125,077	$209,923	$10,000	$345,000
Robert L. Dixon, Jr.	$125,077	$209,923	$25,339	$360,339
Lewis Hay, III	$142,604	$209,923	$10,000	$362,527
Bahija Jallal	$151,494 [4]	$209,923	$10,000	$371,417
Antonio F. Neri	$125,077	$209,923	$15,339	$350,339
Ramiro G. Peru	$151,494	$209,923	$25,339	$386,756
Ryan M. Schneider	$137,359 [4]	$209,923	$ —	$347,282
Deanna D. Strable	$145,681	$209,923	$10,000	$365,604
Elizabeth E. Tallett	$377,910 [4]	$209,923	$10,000	$597,833

[1] In addition to annual Board and committee retainer fees, amounts include $77.05 paid in cash to each non-employee director, which represents cash payments in lieu of issuing fractional shares in connection with the annual grant of phantom shares of our common stock received on the date of our Annual Meeting.

[2] The amounts in this column reflect the grant date fair value of stock awards issued to each non-employee director during the year ended December 31, 2023, in accordance with Accounting Standards Codification Topic 718, "Compensation — Stock Compensation" ("ASC 718"). Each non-employee director received 457 deferred shares of our common stock for the annual retainer grant of shares of our common stock on the date of our Annual Meeting (May 10, 2023). The deferred shares will be converted into common stock upon the lapse of the deferral period. See also "— Board Equity Compensation and Stock Ownership Guidelines." The grant date fair value for the 2023 stock awards is calculated by multiplying the closing price of our common stock on the NYSE on the date of grant by the number of shares in the stock award. As of December 31, 2023, each non-employee director had the following number of deferred shares under our Board of Directors' Deferred Compensation Plan ("Board Deferred Compensation Plan") for all years of service as a director:

Director	Deferred Shares (as of 12/31/23)
R. Kerry Clark	8,651
Susan D. DeVore	1,313
Robert L. Dixon, Jr.	2,842
Lewis Hay, III	10,518
Bahija Jallal	3,799
Antonio F. Neri	2,842
Ramiro G. Peru	2,842
Ryan M. Schneider	2,611
Deanna D. Strable	657
Elizabeth E. Tallett	9,903

No non-employee directors currently have any stock options outstanding. The deferred shares for each director are included in the "Security Ownership of Certain Beneficial Owners and Management — Stock Held by Directors, Nominees and Executive Officers" table on page 77.

[3] Includes: (i) matching charitable contributions made by our Foundation on behalf of Mses. DeVore, Jallal, Strable and Tallett and Messrs. Clark, Dixon, Hay and Peru (see "— Matching Gift Program"); and (ii) dividend equivalents paid on directors' deferred shares that vested in 2023 of $15,339 each to Messrs. Dixon, Neri and Peru. This column does not include perquisites received by a director to the extent the amount of all such perquisites received by such director was less than $10,000.

[4] All of Ms. Jallal's and Mr. Schneider's and 75% of Ms. Tallett's 2023 cash compensation was deferred by each pursuant to the Board Deferred Compensation Plan, other than amounts paid in cash in lieu of a fractional share.

Elevance Health Board of Directors' Deferred Compensation Plan

Cash fees paid to directors may be deferred under the Board Deferred Compensation Plan, which provides a method of deferring payment until a date selected by the director. Deferred cash fees accrue interest at a declared interest rate, which is determined on January 1 of each year and is the average of the 10-year U.S. Treasury Note monthly average rates for the 12-month period ending on September 30 of the previous year, plus 150 basis points, but not to exceed 120% of the applicable federal long-term rate, with compounding. Fees paid to non-employee directors in our common stock may also be deferred under the Board Deferred Compensation Plan for a period longer than the minimum deferral period discussed below, with the cash dividends accruing during the deferral period and paid in cash at the end of the deferral period. Fees paid in stock and deferred under the Board Deferred Compensation Plan are distributed in stock pursuant to their election under the plan.

Matching Gift Program

Directors are eligible to participate in our Foundation matching gift program. Under this program, our Foundation matches 100% of charitable donations to qualified entities up to a maximum of $10,000 per year for each director.

Board Equity Compensation and Stock Ownership Guidelines

For 2023, each non-employee director received, subject to the deferral described below, an annual grant on the date of our Annual Meeting of Shareholders of the number of shares of our common stock equal to $210,000, with the amount of any fractional share paid in cash. In 2023, each non-employee director received 457 deferred shares based on the market price of $459.35 per share pursuant to this grant. Each grant of common stock is deferred for a minimum of five years from the date of grant (or in the case of grants made after the Annual Meeting of Shareholders, five years from the date of the Annual Meeting of Shareholders that immediately precedes the date of grant). The shares of common stock, along with the cash dividends accrued thereon, will not be distributed until the earlier of the expiration of such deferral period or the date on which a director ceases to be a member of the Board.

In addition, each non-employee director has an obligation to own at least $625,000 of our common stock by no later than the fifth anniversary of the date such director became a member of the Board. For the purpose of this requirement, all shares directly owned and deferred shares are included in the calculation. Each of our non-employee directors owned sufficient shares to either meet, or be on track to meet, his or her ownership requirement as required under the guidelines, based on the average closing price of $463.26 during 2023.

Executive Compensation

PROPOSAL 2

Advisory Vote to Approve the Compensation of Our Named Executive Officers

We are asking our shareholders to indicate their support for our NEOs' compensation as described in this Proxy Statement and in compliance with Section 14A of the Exchange Act.

Our executive compensation program is designed to attract, engage, motivate and retain a talented team of executive officers and to appropriately reward those executive officers for their contributions to our business, our consumers and our shareholders. Our Total Rewards program emphasizes performance-based compensation, and the majority of our CEO's and other NEOs' compensation is variable based on overall long-term Company performance. Our Total Rewards program contains financial and strategic goals, and the value of equity-based awards will depend on our long-term stock price performance. In considering your vote, we invite you to read the "Compensation Discussion & Analysis," along with the tables and narrative discussion, beginning on page 40 for additional details about our executive compensation program, including information about the fiscal year 2023 compensation of our NEOs.

This proposal gives our shareholders the opportunity to express their views on our NEOs' compensation ("Say-on-Pay"). The Say-on-Pay vote is not intended to approve any specific item of compensation, but rather the overall compensation of our NEOs and the philosophy, policies and practices described in this Proxy Statement. Accordingly, we recommend that our shareholders vote "for" the following resolution at the Annual Meeting:

> "RESOLVED, that the Company's shareholders approve, on an advisory basis, the compensation of the Named Executive Officers, as disclosed in the Company's Proxy Statement for the 2024 Annual Meeting of Shareholders pursuant to the compensation disclosure rules of the Securities and Exchange Commission, including the Compensation Discussion & Analysis, the compensation tables and the other related disclosures."

The Say-on-Pay vote is advisory, and therefore not binding on the Company, our Compensation and Talent Committee or our Board. Our Board and our Compensation and Talent Committee value the opinions of our shareholders, and to the extent there is any significant vote against the NEOs' compensation as disclosed in this Proxy Statement, we will consider our shareholders' concerns and our Compensation and Talent Committee will evaluate whether any actions are necessary to address those concerns.

 The Board of Directors unanimously recommends a vote FOR Proposal 2, the advisory vote to approve the compensation of our Named Executive Officers.

Compensation Discussion & Analysis

This Compensation Discussion & Analysis ("CD&A") describes our executive compensation program, our pay-for-performance compensation philosophy, the emphasis on creating long-term shareholder value and the methodology and governance process the Compensation and Talent Committee (the "Committee") used to align compensation-related actions to Company performance in 2023. Also included are highlights of changes we have made to select programs in 2024 that are consistent with our philosophy and executive compensation objectives.

The CD&A focuses on our CEO, our CFO, and our three other most highly compensated continuing executive officers for 2023 (our "NEOs"), who are:

				
Gail K. Boudreaux President and Chief Executive Officer (CEO)	**Mark B. Kaye** Executive Vice President and Chief Financial Officer (CFO)	**Peter D. Haytaian** Executive Vice President and President of Carelon and CarelonRx	**Felicia F. Norwood** Executive Vice President and President of Government Health Benefits	**Blair W. Todt** Executive Vice President and Chief Legal and Administrative Officer

In addition, the CD&A includes compensation information for John E. Gallina, our former Executive Vice President and Chief Financial Officer.

Changes in Executive Leadership

In April 2023, the Board promoted Mr. Todt to Executive Vice President and Chief Administrative Officer in addition to his role as Chief Legal Officer, succeeding Gloria McCarthy, who had announced her intention to retire. In August 2023, the Board appointed Mr. Kaye as Executive Vice President and Chief Financial Officer effective as of November 1, 2023, succeeding Mr. Gallina, who continues to serve as a special advisor to the CEO.

Executive Summary

Executive Compensation Philosophy and Program Objectives

The Committee oversees the compensation program for our executive officers, including our NEOs, and determines their compensation. Our executive compensation program, which we refer to as Total Rewards, is designed to:

• Attract, engage, motivate, retain and appropriately reward executives for their contributions to our business, our consumers, our associates and our shareholders.

• Closely align executive interests and rewards with the interests of our shareholders.

• Demonstrate the commitment of our Company and our Board to integrate the interests of our stakeholders (consumers, shareholders, providers and associates) with our practices and executive rewards.

• Drive the achievement of the Company's purpose, values and strategy.

• Deliver compensation that is commensurate with Company and individual performance within the context of the external market.

Our Total Rewards program is intended to be generally consistent in design and in aggregate size with market and good corporate governance practices	We consider both external competitiveness and internal equity in the operation and administration of our program	These objectives are extended beyond the executive ranks to include all associates and are intended to promote the Company's culture, as well as enhance teamwork and equitable treatment

A foundation of our strategy is to deliver on our commitments to those we serve as a lifetime, trusted health partner. It is important that pay for our most senior leaders reflects their performance in delivering on those commitments.

To further these objectives, our Total Rewards program aligns to and emphasizes the long-term performance of the Company by focusing on our purpose, our mission, our strategy and our values:



Purpose

Improving the Health of Humanity

Strategy Framework

Our strategy is to be a lifetime, trusted health partner through the following four core focus areas:

Whole Health	Exceptional Experiences	Care Provider Enablement	Digital Solutions
Partner to address physical, behavioral and social needs to improve health, affordability, quality, equity and access for individuals and communities.	Put the consumers we serve at the center of all that we do, personalizing engagement to meet consumers where they are and optimize health outcomes across individuals and populations.	Be the easiest payer to work with by supporting care provider partners with data, insights, and tools they need to deliver exceptional care for our consumers.	Use digital technologies such as AI to transform the way we operate our business and interact with consumers by driving improvements in efficiency and experiences and converting data into actionable insights.

Innovate, Integrate and Partner to Improve Healthcare

Culture Connected to Strategy



Values

Community	**Diversity**	**Integrity**	**Agility**	**Leadership**
We put people first	We value our differences	We build trust	We embrace change	We lead by example

2023 Performance Highlights



- Operating revenue increased by 9.3% to approximately $170.2 billion in 2023, as compared to approximately $155.7 billion in 2022, which resulted in income before income tax expense of $7.7 billion.

- We continue to be one of the largest health insurers in the United States, with approximately 47 million members as of year-end 2023.

- Operating gain increased by 2.6% to approximately $8.5 billion for 2023, as compared to approximately $8.3 billion for 2022.

- For the sixth consecutive year, we grew adjusted diluted earnings per share within or above our 12% to 15% long-term target growth rate.[1]

- We increased our 2023 quarterly dividend by 15.6%, marking our 13th consecutive annual dividend increase, and paid cash dividends totaling $5.92 per share. We also returned $4.1 billion to shareholders through a combination of share repurchases and dividends in 2023.

- We continued to grow and expand Carelon, our health services division, acquiring specialty pharmaceutical organization BioPlus and entering into an agreement to acquire Paragon Healthcare, a company specializing in infusible and injectable therapies, in 2023.

- In 2023, 21 of our Medicaid plans earned the newly established Health Equity Accreditation Plus from the NCQA, serving over 90% of our Medicaid members.

- We were named to the 2023 Dow Jones Sustainability North America and World Indices for the sixth consecutive year and were included on the JUST 100 list for a sixth consecutive year, ranking first among healthcare providers in the Shareholders & Governance and Environment categories.

- We maintained carbon neutral operations in 2023 via our 100% renewable energy strategy. In addition, we were recognized on USA TODAY's inaugural America's Climate Leaders 2023 list, ranking 5th out of 400 organizations in "Core Emissions Reduction Year over Year" and "Core Greenhouse Gas Reduction."

[1]   Please refer to the GAAP reconciliation table in Annex A for information on adjusted EPS.

[2]   Compound annual growth rate.

Compensation Governance Practices

The Committee maintains what it believes are leading practices for executive compensation, each of which reinforces the Company's compensation philosophy and objectives. Below is a summary of these practices:

What We Do	What We Do Not Do
✓ Rigorous establishment and oversight of incentive measures, goals and pay/performance relationship	✗ No backdating, re-pricing, discounting, reloading or replacing of stock options or stock appreciation rights without shareholder approval
✓ Align executive compensation with shareholder returns through a mix of variable and fixed compensation that is heavily weighted toward variable, long-term performance-based compensation, with caps on AIP and PSU payouts	✗ No change-in-control excise tax gross-ups
✓ Include a combination of financial, non-financial and operational goals in our AIP to provide a holistic picture of enterprise performance	✗ No short sales, hedging or pledging of our stock is permitted by any director or executive officer
✓ Significant director and executive stock ownership requirements and holding restrictions	✗ No compensation plans which encourage excessive risk-taking
✓ Clawback policy for executive officers' incentive compensation, including for reputational harm	
✓ Double-trigger change-in-control provisions	
✓ No dividends paid on stock units until they vest	
✓ Limited executive perquisites	

Shareholder Engagement and Recent Say-on-Pay Results

We have a longstanding practice of engaging with our shareholders on executive compensation matters. During 2023, our management engaged with our largest shareholders, representing a majority of our outstanding shares of common stock, and offered to and did discuss a broad range of topics, including executive compensation. The Committee considers comments and input provided by shareholders when determining the compensation of our NEOs.

> At the 2023 Annual Meeting of Shareholders, approximately 94% of votes cast were voted in favor of the proposal on the advisory vote on the compensation of our NEOs, commonly referred to as the "Say-on-Pay" vote.

When determining how often to hold Say-on-Pay votes, the Board took into account the strong preference for an annual vote expressed by our shareholders at our 2023 Annual Meeting. Accordingly, the Board determined that we will continue to hold annual Say-on-Pay votes until the next say-on-pay frequency vote, which will be held at our 2029 Annual Meeting of Shareholders.

In addition, the Committee annually reviews reports from our independent compensation consultant regarding:

• market trends relating to the design of our Total Rewards program;

• outcomes from the recent Say-on-Pay voting results and proxy advisor policy changes; and

• other market factors impacting executive compensation.

In response to this annual review, and continuing our commitment to strong compensation governance practices and performance-based compensation programs, the Committee approved the following change to our Total Rewards program.

Key Change to Our 2023 Compensation Programs

• Made the Consumer Effort measure in our AIP, previously part of the Improving the Health of Humanity measure, a standalone measure to continue our focus on operational excellence while maintaining the aggregate weighting of non-financial measures at 30% to ensure appropriate focus on our strategic goals. ↗ See page 50

• Amended our clawback/recoupment policy for incentive compensation to include both mandatory and discretionary requirements for our executive officers, including our NEOs, to forfeit and/or repay any erroneously awarded incentive-based compensation in specified circumstances. ↗ See page 56

Compensation Decision-Making Process


Compensation Decision-Making Process and Key Considerations





A Unified Approach to Bring Together Both External and Internal Resources to Make Well-Informed Compensation Decisions




The Role of the Committee	Shareholder Outreach and Say-on-Pay Votes	The Role of the Independent Compensation Consultant	Market Assessment and Peer Practices	Internal Comparisons and the Use of Tally Sheets	The Role of Management

The Role of the Committee

The Committee reviews and approves all elements of Total Rewards for our executive officers, including the NEOs, including base salary levels and merit increases, annual short-term and equity-based long-term incentive plan design, performance measures and payouts, executive perquisites, stock ownership guidelines and other compensation-related governance policies. With respect to the CEO's compensation, the Committee and the independent members of the Board evaluate the CEO's performance against pre-established enterprise goals and her own personal goals, including leadership qualities. The Committee then determines the CEO's pay. Compensation decisions for all NEOs are made as part of a unified process so that all components of pay are reviewed in concert with each other. This is intended to ensure that the Total Rewards package for the NEOs fits with our compensation philosophy and Company values and aligns with the interests of our shareholders.

Shareholder Outreach and Say-on-Pay Votes

As previously discussed on page 43, we regularly engage with our shareholders to discuss a broad range of topics, including executive compensation. Additionally, the Committee reviews the results of our annual Say-on-Pay vote. These dialogues and Say-on-Pay votes provide valuable insight into understanding the interests and viewpoints of our shareholders, which are key considerations in the design and governance of our pay programs.

The Role of the Independent Compensation Consultant

The Committee has retained WTW since June 2021 as its independent compensation consultant to advise the Committee. At the Committee's direction, WTW:

• Attends all regularly scheduled Committee meetings, including, when invited, executive sessions;

• Reviews the Company's executive compensation strategy and programs to ensure appropriateness and market-competitiveness;

• Provides research, data analyses, survey information and design expertise in developing compensation programs and pay recommendations for executive officers;

• Regularly updates the Committee on market trends, changing practices and legislation pertaining to executive compensation and benefits;

• Summarizes the CEO performance assessment conducted by the Board and provides information to facilitate compensation decisions for the CEO;

• Advises the Committee on the appropriate comparator groups for benchmarking compensation and benefits;

• Reviews the Company's compensation disclosure for the proxy statement, including pay versus performance; and

• Undertakes special projects at the request of the Committee or its chair.

Fees paid to WTW for executive compensation consulting services in 2023 totaled $178,053. In addition, our management purchased compensation surveys from WTW that management used to evaluate executive and non-executive jobs and retained WTW for health and benefits consulting services for an aggregate cost of $72,827 in 2023. Also, our management has retained WTW and its subsidiaries to provide non-executive compensation consulting services consisting of insurance brokering and marketing services for many years, and in 2023 we paid WTW and/or its subsidiaries non-executive compensation consulting fees and commissions totaling $174,966,799. These fees were related to the growth in sales of our insurance products through brokers, which were earned when customers of WTW and/or its subsidiaries chose our insurance products.

The representatives of WTW who provide executive compensation consulting services to the Committee have no involvement in the planning or delivery to the Company of any of the services unrelated to executive compensation and their work is covered under WTW's Conflicts of Interest Policy. As reported by WTW to the Committee, the total payments from the Company to WTW and/or its subsidiaries in 2023 represented less than 1% of WTW's parent company's annual revenue. Prior to engaging WTW, the Committee assessed, and on an annual basis thereafter, the Committee has reviewed, WTW's independence pursuant to applicable SEC and NYSE rules and concluded that no conflict of interest exists with respect to the work WTW performs for the Committee.

Market Assessment and Peer Practices

The Committee has designed our executive compensation program to target total compensation (salary plus target AIP award plus long-term equity grant fair value on the date of grant) at the median for comparable positions in our comparator groups, and it believes that total compensation for our NEOs is generally aligned with our comparator groups.

In setting compensation for the NEOs, the Committee reviews executive compensation levels and prevailing practices within two distinct comparator groups. Each year, the Committee, with the assistance of WTW, reviews the composition of the two comparator groups and determines which companies should be in the comparator groups. The first group includes our direct industry peers. Because there are a limited number of direct industry peers, the Committee also uses a second comparator group representing similarly sized companies from various industries as measured by revenue to include all publicly held companies in the Fortune 50, excluding Elevance Health (the "General Industry Group").

For 2023, the Committee approved the following comparator groups:

2023 Compensation Comparator Groups

Direct Industry Group	
Centene Corporation	Ford Motor Company
Cigna Corporation	General Electric Company
CVS Health Corporation	General Motors Company
Humana Inc.	Humana Inc.
UnitedHealth Group Incorporated	Intel Corporation
General Industry Group	International Business Machines Corporation
	Johnson & Johnson
Alphabet Inc.	JPMorgan Chase & Co.
Amazon.com, Inc.	Lowe's Companies, Inc.
Apple Inc.	Marathon Petroleum Corporation
Archer-Daniels-Midland Company	McKesson Corporation
AT&T Inc.	Meta Platforms, Inc.
Bank of America Corporation	MetLife, Inc.
Berkshire Hathaway Inc.	Microsoft Corporation
Cardinal Health, Inc.	PepsiCo, Inc.
Cencora, Inc. (formerly AmerisourceBergen Corporation)	Pfizer Inc.
Centene Corporation	Phillips 66
Chevron Corporation	Target Corporation
Cigna Corporation	The Home Depot, Inc.
Citigroup Inc.	The Kroger Co.
Comcast Corporation	The Procter & Gamble Company
Costco Wholesale Corporation	United Parcel Service, Inc.
CVS Health Corporation	UnitedHealth Group Incorporated
Dell Technologies Inc.	Valero Energy Corporation
Exxon Mobil Corporation	Verizon Communications Inc.
Federal National Mortgage Association	Walgreens Boots Alliance, Inc.
FedEx Corporation	Walmart Inc.
	Wells Fargo & Company

Based on information provided by WTW when the Committee approved the revised group in September 2022, the median revenue of the General Industry Group for the year ended December 31, 2021 was ($ in millions):

Measure	Median of General Industry Group	Elevance Health	Percentile Rank
Revenue for the year ended 12/31/2021	$123,728	$138,639	62%

For 2024 executive compensation planning, the Committee made no changes to the direct industry comparator group or to the criteria for the General Industry Group, which continues to reflect the publicly held Fortune 50, excluding Elevance Health.

Comparisons and the Use of Tally Sheets

When setting compensation for 2023, the Committee reviewed prior year compensation and compensation actions to compare year-over-year pay actions relative to year-over-year performance and internal equity factors (how the compensation of the particular executive relates to another).

As additional context, when making pay decisions in early 2023, the Committee also reviewed comprehensive tally sheets for each NEO (other than Mr. Kaye, who became a NEO later in the year), which provided an overview of the last five years of compensation actions, realized equity and outstanding equity holdings (vested and unvested). Although tally sheets provide background information for the Committee, the Committee did not base any specific awards for 2023, or any modifications to our compensation program, on them.

The Role of Management

Our CEO and our other executive officers, including the NEOs, do not set their own compensation nor are they present when the Committee sets their specific individual compensation. The CEO provides input to the Committee regarding the duties and responsibilities of her direct reports and the results of her evaluations of their annual performance. The CEO, in conjunction with the Chief Human Resources Officer, reviews recommendations with the Committee's independent compensation consultant regarding the compensation of the CEO's executive officer direct reports and then provides these recommendations and rationale to the Committee. Management also recommends to the Committee enterprise-wide financial and non-financial performance goals for use in our annual and long-term incentive plans.

Elements of Total Rewards

The following chart shows the primary components of our Total Rewards program for our executives, including our NEOs. Additional detail on each of these Total Rewards components can be found under the respective headings in this CD&A.

Primary Components	Strategic Purpose
Base Salary	• Fixed annual compensation designed to attract and retain key talent • Set with reference to scope of responsibility, experience, individual performance and the competitive market ↗ Page 48
Annual Incentive Plan	• Performance-based, and therefore variable, cash compensation designed to reward achievement of short-term business objectives • Measures align to interests of shareholders to optimize profitability and include both financial and non-financial performance measures • Awards may be adjusted, either up or down, to reflect individual performance ↗ Page 48
Long-Term Incentive Plan Awards	• PSUs, which are performance-based and are earned over a three-year performance period • Stock options that provide value with sustained stock price appreciation over the grant term • Restricted stock units ("RSUs") that time-vest and provide both retention and stock price appreciation incentives ↗ Page 53
Broad-Based Benefits	• Participation in the same basic health and welfare benefits as other associates, although more highly paid associates, including NEOs, have a higher associate contribution (i.e., they pay more for their medical benefits than lower paid associates) • Eligible for the same employer matching contribution rate provided to other associates under our broad-based Elevance Health 401(k) Plan (the "401(k) Plan") • Benefits are focused on promoting the health, well-being and financial security of all associates, including the NEOs ↗ Page 55
Executive Benefits and Perquisites	• Limited perquisites and executive benefits that are market competitive • Designed to attract and retain key talent ↗ Page 55

Primary Components of 2023 Target Compensation

The pay mix for our CEO and our other NEOs during 2023 reflects our executive compensation philosophy that emphasizes performance-based compensation over fixed compensation. As reflected in the following charts, the mix of total target compensation granted in 2023 to our NEOs was heavily weighted toward performance-based and other long-term incentive compensation, with long-term incentive awards making up approximately 77% of 2023 total target compensation for our CEO and an average of 70% of 2023 total target compensation for our other NEOs.

CEO


38.5%
Performance Stock Units
8%
Base Salary
77%
Long-Term Incentive Plan / Equity
15%
AIP
19.25%
Stock Options
19.25%
Restricted Stock Units

Other NEOs


35%
Performance Stock Units
14%
Base Salary
70%
Long-Term Incentive Plan / Equity
16%
AIP
17.5%
Stock Options
17.5%
Restricted Stock Units

2023 Compensation Decisions

Base Salary

Base salary levels are set with reference to both comparator group market data and individual performance. Base salaries are reviewed annually by the Committee and may be adjusted as a result of updated comparator group market information and the CEO's assessment of an executive's role and performance contributions, including the executive's demonstration of the Company's core values.

Based on these considerations, the Committee approved a 2.7% increase, effective March 2023, for Mr. Haytaian, Ms. Norwood and Mr. Gallina and a 9% increase for Mr. Todt to recognize his increased responsibilities as a result of his promotion to Chief Legal and Administrative Officer. The Committee did not increase the 2023 base salary for Ms. Boudreaux. The Committee set Mr. Kaye's salary at $900,000 at hire based on his prior experience and the Compensation Committee's review of comparator group data.

Name	2022 Base Salary	2023 Base Salary	% of Increase
Gail K. Boudreaux	$1,600,000	$1,600,000	—%
Mark B. Kaye	$ —	$ 900,000	—%
Peter D. Haytaian	$ 925,000	$ 950,000	2.7%
Felicia F. Norwood	$ 925,000	$ 950,000	2.7%
Blair W. Todt	$ 780,000	$ 850,000	9.0%
John E. Gallina	$ 925,000	$ 950,000	2.7%

Annual Incentive Plan

2023 Plan Design, Performance Measures and Setting NEO Target AIP Awards

Our AIP is designed to recognize and reward NEOs for performance and results when the Company meets or exceeds annual performance goals established by the Committee. The 2023 AIP supports our focus on enhancing performance to achieve our purpose of improving the health of humanity and our strategy to be a lifetime, trusted health partner.

- Our NEOs are provided with a shared set of goals designed to promote strong financial performance, as well as our achievement of other strategic measures.

- We continue to include Adjusted Net Income and Operating Revenue as our financial metrics to maintain a focus on our core operating results and top-line growth that is balanced against non-financial measures to ensure appropriate focus on our strategic goals.

- Additionally, how our growth compares to our peers is important. To ensure we focus on this, our AIP includes a modifier for relative performance that is applied based on our Adjusted Net Income growth and Total Revenue growth compared to our direct industry comparator group (collectively with us, our "Peer Modifier Group").

- We continue to include Environmental, Social and Governance measures through our Star Ratings performance measure and our Improving the Health of Humanity performance measure, which includes goals that address health disparities, community engagement and provider collaboration.

- We made the Consumer Effort measure, previously part of the Improving the Health of Humanity measure, a standalone measure to continue our focus on operational excellence.

- The Committee believes the AIP performance measures strengthen our focus on financial results and align with our business strategy.

- Finally, while the Company uses defined performance measures and weightings to determine an overall funding level for the Company's AIP bonus pool, individual AIP awards are not purely formulaic. In determining the amount of the actual AIP award to be paid to each NEO, the Committee considers the CEO's recommendations for each NEO (excluding the CEO) and the NEO's individual contribution toward reaching our pre-determined enterprise goals.

Annual Incentive Award Calculation

The annual incentive award is calculated as follows for all NEOs.



Base Salary (Eligible Earnings)	×	Target Incentive Percent	×	Enterprise Performance Dashboard Results as a % of Target	×	Relative Peer Modifier

+/–

Individual Performance Modifier

In the first quarter of each year, the Committee approves for each NEO an AIP target award expressed as a percentage of base salary actually paid during the year (eligible earnings). In setting the target award percentages for the NEOs, the Committee considers several factors, including comparator group market data, individual performance evaluations and internal equity. In recognition of Mr. Todt's promotion to Chief Legal and Administrative Officer, the Committee increased his target award percentage to 110%. No other changes were made to target award percentages in 2023. Ms. Boudreaux's target award percentage remained at 200% and Mr. Haytaian, Ms. Norwood and Mr. Gallina's targets remained at 120%. Upon his hire, Mr. Kaye's target award percentage was set at 120% after a review of our comparator peer group and to align with Mr. Haytaian and Ms. Norwood's target award percentages.

The total potential payment under the AIP ranges from 30% to 200% of target assuming threshold performance is met. Each performance measure has specific quantifiable objectives aligned to a threshold payout of 30%, a target payout of 100% and a maximum payout of 200%.

Executive Compensation

Determination of AIP Awards
Enterprise Performance Dashboard

Performance Measure	Weighting	Criteria and Strategic Importance
Adjusted Net Income *Our primary profitability metric with focus on Company financial performance*	 50%	• Adjusted Net Income is used by management to evaluate our core operating results and is reported to our shareholders on a quarterly basis so they can understand and analyze our core operating results and compare them across performance periods • Adjusted Net Income incorporates certain non-operating revenue and expenses, including net income from investments, interest on debt, and state and federal taxes, while excluding the impact of share count, which the Committee believes provides a more accurate measure of Company earnings against which to measure our growth for incentive purposes • Target based on 10.7% growth across our business
Operating Revenue *Our primary financial growth metric*	 20%	• Operating Revenue is a key measure used by management to evaluate growth in each of our reporting segments and is reported to our shareholders on a quarterly basis so they can understand and analyze our core operating results and compare them across performance periods • Successful top-line growth is a key component of our long-term growth plan • Target based on 5.4% growth across our business

Improving the Health of Humanity
 Environmental, Social and Governance measure focused on health and inclusion issues important to fulfilling our purpose to improve the health of humanity
	 10%	• Addresses how we fulfill our purpose to improve the health of humanity through better health outcomes, and our commitment and accountability to addressing health disparities and diversity, which we believe will drive better business and community results
		
		 • This measure consists of the following metrics:
		
		   • High-Performing Providers: Increase the percentage of members with affinity to a high-performing primary care provider to ensure strong cost and quality performance by providers — Target is a 1.5 percentage point improvement over 2022
		
		   • Community Engagement: Improve the percentage of our associates involved in giving time or money to support community health activities — Target is a 1.3 percentage point improvement over 2022
		
		   • Black Maternal and Child Health: Improve the disparity between black moms and all moms (except black moms) for severe maternal morbidity and preterm birth rates measured on national performance — Target is a 5.0 percentage point improvement over 2022 for both measures
		
		 • The Committee reviews the overall achievement of these metrics in determining qualitatively how we improved the health of our associates, members and community and assigns a final payout based on its assessment of actual quantitative results and the Committee's qualitative assessment of these results, as discussed in footnote 2 to the chart on the following page

Star Ratings *Environmental, Social and Governance measure focused on achieving Medicare goals that most significantly improve clinical outcomes*	 10%	• Increase the percentage of Medicare members in 4-Star or better plans, which will ensure members have access to improved clinical outcomes and will have a direct impact on Medicare revenue in 2025 and 2026 • Target is a 10.2 percentage point improvement over 2022
Consumer Effort *Member satisfaction measured by how easy it is to do business with Elevance Health*	 10%	• Streamline consumer experience and improve service measured via consumer surveys • Target is a 2.0 percentage point improvement over 2022
Total	**100%**	

2023 AIP Results

Performance Measure	Target Performance	Actual 2023 Performance
Adjusted Net Income	$7,812 million	**Exceeded Target** $7,838 million[1]
Operating Revenue	$164,000 million	**Exceeded Target** $168,803 million[1]
Improving the Health of Humanity		**Exceeded Target**[2]
High-Performing Providers	1.5 Percentage Point Improvement over 2022	2.6 Percentage Point Improvement over 2022
Community Engagement	1.3 Percentage Point Improvement over 2022	7.7 Percentage Point Improvement over 2022
Black Maternal and Child Health	5.0 Percentage Point Improvement over 2022	13.0 Average Percentage Point Improvement over 2022
Star Ratings	10.2 Percentage Point Improvement over 2022	**Missed Threshold** 33.4 Percentage Point Decline from 2022
Consumer Effort	2.0 Percentage Point Improvement over 2022	**Missed Target** 0.3 Percentage Point Improvement from 2022

[1] The AIP allows for adjustments to our results as reported to our shareholders for items that the Committee believes distort views of management performance and items that, if not adjusted, might misalign management incentives. The Committee reviews each potential adjustment to determine whether to include or exclude. These adjustments include, but are not limited to, the cumulative effect of unplanned changes in accounting principles, extraordinary items and unusual or non-recurring gains or losses, changes in tax laws or rates, and results of, and costs of, significant acquisitions and dispositions. In determining the payout under the AIP for 2023, the Committee approved a $1,406 million decrease to our reported Operating Revenue and a $29.3 million net decrease to our reported Adjusted Net Income to reflect the exclusion of 2023 acquisition revenue and other non-material administrative adjustments.

[2] The Improving the Health of Humanity performance measure contains three quantitative metrics. The metrics and their results inform the Committee's qualitative discussion to determine the overall results for this performance measure. Based on the final outcomes of the three quantitative metrics, the Committee determined that overall, we exceeded our goal to improve the health of our associates, members and communities and assessed our performance of this measure as exceeding target.

Relative Peer Modifier

In 2023, we also measured our Adjusted Net Income growth and Total Revenue growth as compared to our Peer Modifier Group. Based on this relative performance, the Committee had the ability to adjust overall AIP funding by multiplying the calculated funding amount by 80% to 120%. The calculation of our relative Adjusted Net Income growth and Total Revenue growth is based on actual results for the first three quarters and analysts' consensus for the fourth quarter of the year, adjusted for the impact of significant mergers and acquisitions.

We ended the year with a rank of 4th out of the six companies in the Peer Modifier group for Total Revenue growth and a rank of 1st out of the same six companies for Adjusted Net Income growth using the reported adjusted baseline of Elevance Health and our peers. Based on our relative performance on both measures, the Committee set the modifier at 110.0%.

Individual Performance Modifier

As discussed earlier, in determining the amount of the actual AIP award to be paid to each NEO, the Committee considers the CEO's recommendations for each NEO (excluding the CEO) and the NEO's contribution toward reaching our pre-determined enterprise goals. The Committee may adjust the AIP award paid to a NEO upward or downward based on the above considerations. However, the overall funding pool for the AIP cannot be exceeded.

Final 2023 AIP Payout for NEOs

After setting the total AIP funding pool based on the factors described above and considering each NEO's contributions toward reaching our enterprise goals as described above, the Committee approved the following 2023 AIP awards as shown in the Summary Compensation Table on page 57:

Name	Target AIP %	Target Award	Final Award	Final Payout as % of Target
Gail K. Boudreaux	200%	$3,200,000	$3,648,000	114.0%
Mark B. Kaye	120%	$303,231	$351,748	116.0%
Peter D. Haytaian	120%	$1,133,077	$1,314,369	116.0%
Felicia F. Norwood	120%	$1,133,077	$1,087,754	96.0%
Blair W. Todt	110%	$917,231	$1,155,711	126.0%
John E. Gallina	120%	$1,133,077	$1,314,369	116.0%

Based on the Committee's assessment of each NEO's contributions toward reaching our enterprise goals, the following individual factors were considered when determining individual AIP awards:

- As Chief Executive Officer, Ms. Boudreaux continues to lead the advancement of our whole health strategy and our transformation from a traditional health benefits organization to a lifetime, trusted health partner. Ms. Boudreaux's strong performance in 2023 was considered when determining her 2024 target pay, particularly for her long-term incentive grant and her target AIP percentage.

- Mr. Kaye joined Elevance Health in September 2023 and was appointed CFO in November 2023. He effectively transitioned responsibilities from his predecessor and led the Company through the last two months of 2023, as we exceeded external financial guidance with strong earnings quality. Mr. Kaye has immersed himself in learning our business and finalizing our 2024 financial plan.

- As President of Carelon and CarelonRx, Mr. Haytaian successfully managed the performance of those businesses, including strong financial performance by CarelonRx and Carelon Services in 2023. Significant progress was made in articulating and solidifying the strategy for CarelonRx and Carelon Services, with a focus on scaling the impact of Carelon. Additionally, Mr. Haytaian integrated and launched new programs, including advanced home delivery, post-acute care, durable medical equipment ("DME") and wound care, while positioning the businesses for additional new programs in 2024.

- As President of Government Health Benefits, Ms. Norwood successfully managed the performance of our Medicaid business, including exceeding Medicaid performance targets, while achieving industry-leading NCQA Health Equity Accreditation Plus for 21 of our affiliated Medicaid plans. For 2023, our Medicare business missed internal plan expectations and our 2025 Star ratings goal.

- As Chief Legal and Administrative Officer, Mr. Todt's performance was highlighted by the effective transition of our chief administrative office organization and creation of the Legal Center of Excellence for Care Enablement. Mr. Todt was also instrumental in leading the search for key leadership positions, including our new Chief Financial Officer, Chief Human Resources Officer and Chief Digital Information Officer.

- As our former Chief Financial Officer, Mr. Gallina led the Company to exceed external financial guidance with strong earnings quality. For 2023, operating revenue increased by 9.3% and operating gain increased by 2.6%. Additionally, for the sixth consecutive year, we grew adjusted diluted earnings per share within or above our 12% to 15% long-term target growth rate. Mr. Gallina closed out the year with an effective transition of our finance organization to Mr. Kaye, his successor.

2024 AIP

For the 2024 AIP, the Committee retained the same performance measures and weightings. Each performance measure will continue to have a threshold payout of 30%, a target payout of 100% and a maximum payout of 200%.

Long-Term Incentive Plan Awards

The Committee makes annual grants of long-term, equity-based incentives to focus executives on the Company's longer-term financial and strategic objectives and to align the interests of executives with those of our shareholders. These awards are made under the terms and conditions of the Long-Term Incentive Plan. With the assistance of its independent compensation consultant, the Committee establishes the LTIP target opportunity and allocation among the different types of LTIP awards for each NEO based on such factors as competitive practice at companies in our comparator groups, the NEO's position and scope of responsibility, the importance of retaining the services of the NEO, internal equity and the NEO's opportunity to drive Company performance and contribute to the long-term success of the Company. Our 2023 LTIP awards consist of a combination of PSUs, stock options and RSUs, as described below, which did not change from 2022:

Award Type	Weighting	Key Features and Performance Measures
Performance Stock Units *Focus on sustained performance and profitable growth*	 **50%**	• Opportunity to earn from 0% to 200% of target PSUs based on achievement of pre-established three-year (2023-2025) cumulative Adjusted Net Income (weighted 60%) and cumulative Operating Revenue (weighted 40%) • Threshold, target and maximum performance goals are anchored on the Company's long-term strategic plan and are critically important for driving long-term success by rewarding both top-line and bottom-line growth • Cash dividend equivalents accrue during the vesting period but are only paid when the underlying PSUs vest and are distributed. Dividend equivalents are cancelled if the underlying units do not vest • Actual payout level to be determined by the Committee following completion of the 2023-2025 performance period. Any shares earned vest on the third anniversary of the grant date
Stock Options *Focus on sustained stock price appreciation*	 **25%**	• Provide value only when our stock price increases over the exercise price (closing price of our common stock on the pre-established grant date) • Have a term of 10 years • Vest in three equal annual installments, beginning on the first anniversary of the grant date
Restricted Stock Units *Focus on stock value and executive retention*	 **25%**	• Enable executives to build levels of stock ownership • Vest in three equal annual installments, beginning on the first anniversary of the grant date • Cash dividend equivalents accrue during the vesting period but are only paid when the underlying RSUs vest and are distributed. Dividend equivalents are cancelled if the underlying units do not vest

Generally, the Committee grants LTIP awards to associates, including the NEOs, on the first business day of March, which occurs after the release of our final earnings for the prior year. This permits material information regarding the Company's performance for the prior fiscal year to have been disclosed to the public before equity-based awards are granted and provides a pre-established grant date each year.

In October 2023, Mr. Kaye received a pro-rated annual grant following his September hire. To compensate Mr. Kaye for unvested equity forfeited from his previous employer, he also received a sign-on grant of RSUs that vests in three equal annual installments, beginning on the first anniversary of the grant date.

Mr. Todt received a grant of RSUs in January 2023 in recognition of his leadership as interim Chief Human Resources Officer since 2022 and to ensure an appropriate level of retentive compensation, in addition to the annual grant made in March 2023. The RSUs granted in January 2023 vest in three equal annual installments, beginning on the first anniversary of the grant date.

Executive Compensation

The total grant date fair value of LTIP awards granted in 2023 to each NEO is shown in the following table:

Name	2023-2025 PSU Target Award Grant Date Fair Value	Annual Stock Options Grant Date Fair Value	Annual RSU Grant Date Fair Value	Off-cycle RSU Grant Date Fair Value	Total 2023 LTIP Granted
Gail K. Boudreaux	$7,899,872	$3,950,036	$3,950,171		$15,800,079
Mark B. Kaye	$1,850,119	$ 924,613	$ 925,279	$8,000,013	$11,700,024
Peter D. Haytaian	$2,150,034	$1,074,976	$1,075,017		$ 4,300,027
Felicia F. Norwood	$2,150,034	$1,074,976	$1,075,017		$ 4,300,027
Blair W. Todt	$1,999,944	$ 999,708	$1,000,441	$2,000,263	$ 6,000,356
John E. Gallina	$2,875,154	$1,437,286	$1,437,577		$ 5,750,017

2021-2023 LTIP PSU Awards and Payouts

In February 2024, the Committee approved a payout of 162.9% of target based on the following results of the 2021-2023 performance period:

Performance Measure	Weighting	Threshold (0% Payout)	Target (100% Payout)	Maximum (200% Payout)	Total Payout
2021-2023 Cumulative Adjusted Net Income (in millions)	60%	$19,802	Actual: $21,337[1] $20,445	$22,549	85.4%
2021-2023 Cumulative Operating Revenue (in billions)	40%	$409	Actual: $463 $434	$465	77.5%
2021-2023 Calculated PSU Payout (% of Target)					162.9%

[1] See the GAAP Reconciliation table in Annex A for information on Adjusted Net Income for the years ended December 31, 2023, 2022 and 2021. The PSU award agreements provide that the Committee, in its discretion, may adjust our results as reported to our shareholders for items that it believes distort views of management performance and items that, if not adjusted, might misalign management incentives. The Committee reviews each potential adjustment to determine whether to include or exclude. These adjustments include, but are not limited to, the cumulative effect of unplanned changes in accounting principles, extraordinary items and unusual or non-recurring gains or losses, changes in tax laws or rates and results of, and costs of, significant future acquisitions and dispositions. In 2023, our Adjusted Net Income for each of 2021 and 2022 was recast to include the impact of our adoption of Accounting Standards Update 2018-12 (the "Accounting Standards Update 2018-12 Adoption"). The 2021 and 2022 Adjusted Net Income that was used to determine the payout for these PSUs excluded the impact of the Accounting Standards Update 2018-12 Adoption. No adjustment was made to our reported Operating Revenue for any of the years in the performance period.

2022-2024 LTIP PSU Awards

For 2022, the Committee maintained the same performance measures and weightings of three-year cumulative Adjusted Net Income (60% weighting) and three-year cumulative Operating Revenue (40%) as in 2021. The PSUs granted in 2022 provide a payout opportunity of 0% to 200% of the target number of units granted. Specific threshold, target and maximum goals are not provided at this time due to the risk of competitive harm but will be disclosed at the completion of the performance period.

2023-2025 LTIP PSU Awards

For 2023, the Committee maintained the same performance measures and weightings of three-year cumulative Adjusted Net Income (60% weighting) and three-year cumulative Operating Revenue (40%) as in 2022. The PSUs granted in 2023 provide a payout opportunity of 0% to 200% of the target number of units granted. The target 2023-2025 cumulative Adjusted Net Income and 2023-2025 cumulative Operating Revenue reflect a long-term growth rate that is consistent with the goals we have previously publicly disclosed to our investors. Specific threshold, target and maximum goals are not provided at this time due to the risk of competitive harm but will be disclosed at the completion of the performance period.

Performance Measure	Weighting	Threshold	Target	Maximum
2023-2025 Cumulative Adjusted Net Income	60%	0%	100%	200%
2023-2025 Cumulative Operating Revenue	40%	0%	100%	200%

2024 LTIP Grant

For the 2024 LTIP grant, the Committee retained the same performance measures, weightings, payout percentages and equity award mix (50% PSUs, 25% stock options and 25% RSUs) as in 2023.

Benefits and Perquisites

Broad-Based Benefits

Our executive officers, including our NEOs, generally participate in the broad-based benefit programs under the same terms and conditions as other associates. These benefit offerings include a medical plan with higher associate contributions toward premiums for the NEOs and for other highly compensated associates. Other broad-based associate benefits include a dental and vision plan, disability benefits, wellness benefits, life and accidental death and dismemberment insurance, business travel accident insurance, dependent care flexible spending with a company match and the 401(k) Plan. Our NEOs and other highly compensated associates are also eligible for a Deferred Compensation Plan, which provides matching contributions under the same formula as the 401(k) Plan on deferrals of compensation above the annual limit for tax-qualified plans. A cash balance pension plan is in place but was frozen to most participants effective December 31, 2005. Mr. Gallina has vested benefits in the cash balance pension plan, and he is also eligible for a legacy retiree healthcare benefit. Like all associates, NEOs are eligible for relocation assistance when required to move to a new work location, as well as tax equalization benefits when working for the convenience of the Company outside their home state results in additional non-resident state income taxes owed.

Executive Benefits and Perquisites

Executive benefits and perquisites are a small part of our competitive executive compensation. The Committee believes that these programs enable our executives to focus on our business with minimal disruption. Our NEOs participate in the Executive Salary Continuation Plan, provided at no cost to the executive, which would pay a benefit equal to 100% of base salary for up to 180 days of a covered disability. In connection with a Company-required relocation, NEOs are eligible for relocation assistance benefits under our Executive Relocation Guidelines, which include a tax gross-up for certain benefits under the program. These relocation assistance benefits are similar to the benefits provided to other associates required to relocate. We offer a limited set of perquisites to our NEOs, including comprehensive health examinations and participation in the Directed Executive Compensation Program ("DEC"), which provides a combination of cash ("Cash Credits") and reimbursement of allowable expenses related to services such as financial planning, estate planning, tax preparation and associated legal fees ("Core Credits") to allow executives the flexibility to tailor the DEC benefits to meet their needs. Our CEO receives a maximum amount of $54,000 annually and each other NEO receives a maximum amount of $30,000 annually in DEC benefits, allocated 50% in Cash Credits and 50% in Core Credits. In addition, the CEO may use the corporate aircraft for personal trips for up to 50 hours of flight time per calendar year; provided, however that the aggregate incremental cost to the Company of these personal trips shall not exceed $199,000. Perquisite amounts paid in 2023 are shown in footnote 5 to the Summary Compensation Table.

Severance and Change-In-Control Arrangements

All of our executive officers, including our NEOs, are eligible for severance and change-in-control benefits pursuant to the Executive Agreement Plan ("EAP") as described in footnotes 4 and 5 of the Potential Payments Upon Termination table. We believe that a severance program is necessary to attract and retain the executives we need to achieve our business goals.

To be eligible for these benefits under the EAP, NEOs agree to restrictive covenants that are in force while the NEO is employed and for 24 months after separation from employment, including (subject to applicable law) non-competition and non-solicitation of associates and customers, and ongoing non-disparagement and confidentiality provisions, which protect us from the competitive disadvantage that would result from losing executive talent to competitors. Additionally, in order to receive benefits, executives are generally required to release any prior claims against us and to provide post-separation cooperation if requested in connection with certain matters.

If a NEO breaches any restrictive covenant or fails to provide the required cooperation, he or she is required to repay any severance benefits previously received, as well as an amount equal to the fair market value of RSUs and PSUs vested, and gain on stock options exercised, within the 24-month period prior to such breach. In addition, no further severance pay or benefits would be provided and all outstanding unexercised stock options and unvested restricted stock would be cancelled and forfeited.

Change-in-control severance benefits are subject to a double trigger, which means that to receive such benefits there must be both: (1) a qualifying termination of employment and (2) a termination occurring when a change of control is imminent or has occurred. The EAP does not provide for tax gross-up of any regular or excise taxes imposed on severance payments in connection with a change-in-control.

Compensation Policies and Practices

Recoupment Policy

We operate under a clawback/recoupment policy for incentive compensation. This policy, which the Committee amended and restated effective October 2023, provides that our executive officers, including our NEOs, must forfeit and/or repay any erroneously awarded (as determined under the policy) "incentive-based compensation" received during the three completed fiscal years immediately preceding the date on which we would be required to prepare an accounting restatement of our financial statements as a result of material noncompliance with a financial reporting requirement, including to correct an error in previously issued financial statements that is material to the previously issued financial statements or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period. For this purpose, "incentive-based compensation" means any compensation, whether paid in cash, stock, deferred compensation, or otherwise, that is granted, earned, or vested based wholly or in part on the attainment of a financial reporting measure.

In addition to the mandatory recoupment described above, the policy also provides for discretionary forfeiture and recoupment of:

• Equity-based compensation that is not subject to mandatory recoupment either because it is not incentive-based (e.g., time-vested RSUs) or it was received before the recipient became subject to the policy; and

• Incentive-based compensation (as well as equity compensation and cash incentives that do not constitute incentive-based compensation) within an applicable lookback period, in the event of:

  • violation of a restrictive covenant (e.g., confidentiality, non-competition, non-solicitation and/or non-disparagement); or

  • misconduct, including breach of our Code of Conduct and intentional actions or a gross dereliction of the duty to reasonably monitor, supervise and/or manage the applicable conduct and risks that the Board determines has resulted in significant financial or reputational harm to our commercial interests and/or our market valuation.

The Board will determine, on a case-by-case basis, if it is in the best interest of the Company and our shareholders to pursue discretionary recoupment in individual cases.

Hedging and Pledging Restrictions and Trading Windows

We have a written policy which prohibits all associates, including our NEOs, and directors from conducting any transactions that would permit such individuals to continue to own our common stock without the full risks and rewards of ownership. Prohibited transactions include short sales, publicly traded options transactions and hedging transactions, including zero cost collars and prepaid forward contracts involving our common stock. Designated associates, including all NEOs, and directors are also prohibited from using margin accounts and engaging in pledges involving our common stock.

We also prohibit designated associates, including all NEOs, and directors from engaging in transactions in our common stock during the quarterly period commencing on the fifteenth day of the last month of each calendar quarter and ending one full business day after the release of quarterly earnings, unless it is pursuant to a Rule 10b5-1 trading plan. We have adopted guidelines that govern the use of Rule 10b5-1 trading plans in response to the SEC's recently adopted amendments to Rule 10b5-1 under the Exchange Act, including the timing of entry or modification of a plan, the price at which shares will be traded, a "cooling off" period after the plan is entered into during which no trades can take place, restrictions on the number of plans an individual can maintain and pre-approval of all such plans by the Corporate Secretary.

Stock Ownership Guidelines and Holding Requirements

We have stock ownership guidelines for all executive officers, including the NEOs, which are a multiple of the executive's base salary. An executive officer has five years to meet the applicable guideline, and the sale of our common stock is restricted for executives who have not met their ownership requirement. All covered participants must hold 100% of their profit shares (after-tax gain) from stock units vesting until their ownership requirement is met.

Level	Multiple of Salary
Chief Executive Officer	6.0
Executive Vice Presidents	3.0

For purposes of this program, all shares directly owned, shares in the 401(k) Plan and unvested RSUs are included in the calculation. Unexercised stock options and unvested PSUs are not included in the calculation. The Committee reviews the extent to which our executive officers have complied with the guidelines on an annual basis.

Each of our NEOs owned sufficient shares to meet his or her ownership requirement as required under the guidelines, based on our average closing stock price of $463.26 during 2023.

See "Corporate Governance — Board Practices, Processes and Policies — Board Equity Compensation and Stock Ownership Guidelines" for a discussion of our directors' stock ownership requirements.

Compensation and Talent Committee Report

The Compensation and Talent Committee has reviewed and discussed the Compensation Discussion & Analysis required by Item 402(b) of Regulation S-K with management. Based on the review and discussions with management, the Compensation and Talent Committee has recommended to the Board of Directors that the Compensation Discussion & Analysis be included in this Proxy Statement and in the Company's Annual Report on Form 10-K for the year ended December 31, 2023.

Compensation and Talent Committee

    

| Ramiro G. Peru, Chair | Susan D. DeVore | Robert L. Dixon, Jr. | Bahija Jallal | Elizabeth E. Tallett |

Compensation Tables

Summary Compensation Table

The following table sets forth the compensation paid to or earned by each of our NEOs for the years ended December 31, 2023 and, where applicable, December 31, 2022 and December 31, 2021.

Name & Principal Position	Year	Salary	Stock Awards ($)[1]	Option Awards ($)[2]	Non-Equity Incentive Plan Compensation [3]	Change in Pension Value & Non-qualified Deferred Compensation Earnings[4]	All Other Compensation [5]	Total
Gail K. Boudreaux President and Chief Executive Officer (CEO)	2023	$ 1,600,000	$ 11,850,043	$ 3,950,036	$ 3,648,000	—	$ 840,960	$ 21,889,039
	2022	$ 1,600,000	$ 11,100,128	$ 3,699,929	$ 3,840,000	—	$ 691,024	$ 20,931,081
	2021	$ 1,561,538	$ 9,900,081	$ 3,299,986	$ 4,019,399	—	$ 567,237	$ 19,348,241
Mark B. Kaye EVP and Chief Financial Officer (CFO)	2023	$ 252,692	$ 10,775,411	$ 924,613	$ 351,748	—	$ 54,737	$ 12,359,201
Peter D. Haytaian EVP and President, Carelon and CarelonRx	2023	$ 944,231	$ 3,225,051	$ 1,074,976	$ 1,314,369	—	$ 419,424	$ 6,978,051
	2022	$ 919,231	$ 3,000,218	$ 999,871	$ 1,323,692	—	$ 144,717	$ 6,387,729
	2021	$ 890,385	$ 4,125,385	$ 1,374,662	$ 1,375,111	—	$ 123,315	$ 7,888,858
Felicia F. Norwood EVP and President, Government Health Benefits	2023	$ 944,231	$ 3,225,051	$ 1,074,976	$ 1,087,754	—	$ 143,396	$ 6,475,408
	2022	$ 919,231	$ 3,000,218	$ 999,871	$ 1,323,692	—	$ 143,975	$ 6,386,987
	2021	$ 880,769	$ 2,625,154	$ 874,893	$ 1,360,260	—	$ 92,861	$ 5,833,937
Blair Todt EVP, Chief Legal and Administrative Officer	2023	$ 833,846	$ 5,000,648	$ 999,708	$ 1,155,711	—	$ 123,059	$ 8,112,972
John E. Gallina Former EVP and Chief Financial Officer (CFO)[6]	2023	$ 944,231	$ 4,312,731	$ 1,437,286	$ 1,314,369	$ 11,918	$ 144,881	$ 8,165,416
	2022	$ 919,231	$ 3,937,532	$ 1,312,557	$ 1,323,692	—	$ 148,825	$ 7,641,837
	2021	$ 890,385	$ 2,812,665	$ 937,402	$ 1,375,111	$ 2,402	$ 123,315	$ 6,141,280

[1] The amounts in this column reflect the grant date fair value of stock awards issued during the respective fiscal years pursuant to our Long-Term Incentive Plan in accordance with ASC 718. The grant date fair value of any performance-based awards was computed based on the level of performance that was deemed probable on the grant date and is equal to target performance.

Executive Compensation

The amounts in the "Stock Awards" column include the grant date fair values for time-based RSUs and PSUs. The grant date fair value for the PSUs was computed based on the target level of performance being achieved. The table below sets forth the grant date fair value of the RSUs granted in 2023 and the PSUs granted in 2023 at the target level of performance and the maximum level of performance.

Name	Restricted Stock Units Granted	Performance Stock Units	
		Target	Maximum
Gail K. Boudreaux	$ 3,950,171	$ 7,899,872	$ 15,799,745
Mark B. Kaye	$ 8,925,292	$ 1,850,119	$ 3,700,237
Peter D. Haytaian	$ 1,075,017	$ 2,150,034	$ 4,300,067
Felicia F. Norwood	$ 1,075,017	$ 2,150,034	$ 4,300,067
Blair W. Todt	$ 3,000,704	$ 1,999,944	$ 3,999,888
John E. Gallina	$ 1,437,577	$ 2,875,154	$ 5,750,308

[2] The amounts in the "Option Awards" column reflect the grant date fair value of stock option awards issued during the respective fiscal years pursuant to our Long-Term Incentive Plan in accordance with ASC 718.

The assumptions used in the calculation of the grant date fair value of the stock options are included in Note 15 to our audited consolidated financial statements included in Part II, Item 8 of our Form 10-K.

[3] The amounts in the "Non-Equity Incentive Plan Compensation" column represent cash AIP awards earned during the reported year but paid in the following year. Based on Company performance, the awards earned as a percentage of their respective target awards for 2023 (and paid in 2024) were 114% for Ms. Boudreaux, 116% for Messrs. Kaye, Haytaian and Gallina, 96% for Ms. Norwood and 126% for Mr. Todt.

[4] The amounts in the "Change in Pension Value and Non-qualified Deferred Compensation Earnings" column reflect the increase in the actuarial present value of the NEOs' benefits under all pension plans established by us between such pension plans' applicable measurement dates used for financial statement reporting purposes with respect to our audited financial statements. These amounts were determined using a discount rate and a cash balance crediting rate consistent with those used in our financial statements. We do not provide any above-market returns on deferred compensation, so no deferred compensation earnings are included.

[5] The amounts in the "All Other Compensation" column for 2023 include:

Name	Tax Equalization[a]	Corporate Aircraft Usage[b]	Other Perquisites[c]	DEC Cash Credits[d]	DEC Core Credits[e]	401(k) Plan Match	Deferred Compensation Plan Match	Total All Other Compensation
Gail K. Boudreaux	$ 320,985	$193,840	$ —	$ 27,000	$ 27,000	$ 16,500	$ 255,635	$ 840,960
Mark B. Kaye	$ —	$ —	$ 36,852	$ 3,750	$ 3,750	$ —	$ 10,385	$ 54,737
Peter D. Haytaian	$ 276,028	$ —	$ —	$ 15,000	$ 15,000	$ 16,500	$ 96,896	$ 419,424
Felicia F. Norwood	$ —	$ —	$ —	$ 15,000	$ 15,000	$ 16,500	$ 96,896	$ 143,396
Blair W. Todt	$ —	$ —	$ —	$ 15,000	$ 14,184	$ 16,500	$ 77,375	$ 123,059
John E. Gallina	$ —	$ —	$ 1,485	$ 15,000	$ 15,000	$ 16,500	$ 96,896	$ 144,881

[a] Tax equalization payments reimburse the NEO for the additional non-resident state income taxes owed from working for the convenience of the Company outside his or her home state and offset the increased tax liability as a result of the state income tax reimbursements.

[b] The CEO may use corporate aircraft for personal trips for up to 50 hours of flight time per calendar year; provided, however, that the aggregate incremental cost to the Company of these flights shall not exceed $199,000. In 2023, the aggregate incremental cost to the Company for these flights was $193,840. Infrequently, other NEOs may have family members accompany them on business travel on the corporate aircraft at no incremental cost to us. The incremental cost for the use of corporate aircraft is calculated based on the variable operating costs, including cost per flight hour, fuel charges, catering and landing fees, and does not include fixed operating costs such as management and lease fees.

[c] Other perquisites include the value of relocation benefits provided to Mr. Kaye in connection with his relocation to Indianapolis and the value of an executive physical provided to Mr. Gallina.

[d] Cash provided to the NEOs under the DEC as described on page 55. Mr. Kaye's amount was prorated to reflect his September 2023 hire date.

[e] Reimbursement of services such as financial planning, estate planning, tax preparation and associated legal fees under the DEC as described on page 55.

[6] Mr. Gallina became special advisor to the CEO effective November 1, 2023.

Grants of Plan-Based Awards

The following table provides information about AIP targets for 2023 and equity awards granted under the Long-Term Incentive Plan. The disclosed dollar and share amounts do not necessarily reflect the actual amounts that will be paid or issued to the NEOs. These amounts will be known only if and when the awards vest or become payable.

Name	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards ($)[1]			Estimated Future Payouts Under Equity Incentive Plan Awards (#)			All Other Stock Awards: Number of Shares of Stock or Units (#)	All Other Option Awards: Number of Securities Underlying Options (#)	Exercise Price of Option Awards ($/Share)[2]	Grant Date Fair Value of Stock and Option Awards[3]
		Threshold	Target	Maximum	Threshold	Target	Maximum				
Gail K. Boudreaux		$960,000	$3,200,000	$6,400,000							
	3/1/2023 [4]				0	16,843	33,686				$7,899,872
	3/1/2023 [5]							8,422			$3,950,171
	3/1/2023 [6]								32,380	$469.03	$3,950,036
Mark B. Kaye		$ 90,969	$ 303,231	$ 606,462							
	10/2/2023 [7]							18,174			$8,000,013
	10/2/2023 [4]				0	4,203	8,406				$1,850,119
	10/2/2023 [5]							2,102			$ 925,279
	10/2/2023 [6]								8,076	$440.19	$ 924,613
Peter D. Haytaian		$339,923	$1,133,077	$2,266,154							
	3/1/2023 [4]				0	4,584	9,168				$2,150,034
	3/1/2023 [5]							2,292			$1,075,017
	3/1/2023 [6]								8,812	$469.03	$1,074,976
Felicia F. Norwood		$339,923	$1,133,077	$2,266,154							
	3/1/2023 [4]				0	4,584	9,168				$2,150,034
	3/1/2023 [5]							2,292			$1,075,017
	3/1/2023 [6]								8,812	$469.03	$1,074,976
Blair W. Todt		$275,169	$ 917,231	$1,834,462							
	1/3/2023 [8]							3,983			$2,000,263
	3/1/2023 [4]				0	4,264	8,528				$1,999,944
	3/1/2023 [5]							2,133			$1,000,441
	3/1/2023 [6]								8,195	$469.03	$ 999,708
John E. Gallina		$339,923	$1,133,077	$2,266,154							
	3/1/2023 [4]				0	6,130	12,260				$2,875,154
	3/1/2023 [5]							3,065			$1,437,577
	3/1/2023 [6]								11,782	$469.03	$1,437,286

[1] These columns show the range of payouts targeted for 2023 performance under the AIP. The cash payouts for 2023 performance were made in March 2024 and are shown in the Summary Compensation Table in the column titled "Non-Equity Incentive Plan Compensation." The plan is funded based on the following performance measures, which each have a different weight and an independent threshold, target and maximum performance level: Adjusted Net Income is weighted at 50%, Operating Revenue is weighted at 20% and Improving the Health of Humanity, Star Ratings and Consumer Effort are each weighted at 10%. Each measure is funded from 30% to 100% for performance between the threshold and target level and up to 200% for maximum performance. The Committee can adjust the overall AIP funding with a potential modifier of 80% to 120% of the calculated award based on our Adjusted Net Income and Total Revenue growth against our Peer Modifier Group. An individual's maximum total payment is 200% of target.

[2] All options were granted at an exercise price equal to the fair market value based on the closing market value of our common stock on the NYSE on the date of grant.

[3] The grant date fair value of these awards was calculated in accordance with ASC 718. There is no assurance that the value realized by an executive, if any, will be at or near the amounts shown in this column.

[4] Represents the PSUs granted to each NEO under the Long-Term Incentive Plan. Mr. Kaye's PSU award was prorated to reflect his September 2023 hire date. The final number of shares received depends on our performance versus our 3-year performance goals, as detailed in the CD&A beginning on page 40. The final number of shares received will be from 0% to 100% of target for performance between the threshold and target level and up to 200% of target for maximum performance. The shares granted to all NEOs, except Mr. Kaye, on March 1, 2023 vest on March 1, 2026. Mr. Kaye's annual PSU grant was made on October 2, 2023 and will vest on October 2, 2026. The Committee will determine the payout, based on our performance against the performance goals, after the end of the applicable 2023-2025 performance period.

(5)   Represents the number of RSUs granted to each NEO as an annual grant under the Long-Term Incentive Plan. Mr. Kaye's RSU award was prorated to reflect his September 2023 hire date. The shares will vest in equal installments on the first three anniversaries of the grant date.

(6)   Represents the number of stock options granted to each NEO as an annual grant under the Long-Term Incentive Plan. Mr. Kaye's stock options award was prorated to reflect his September 2023 hire date. These stock options will vest in equal installments on the first three anniversaries of the grant date.

(7)   Mr. Kaye received a sign-on RSU grant at the time of his hire that will vest in three equal installments on the first three anniversaries of the grant date.

(8)   Mr. Todt received an RSU grant in recognition of his leadership as interim Chief Human Resources Officer and to ensure an appropriate level of retentive compensation. The award will vest in three equal installments on the first three anniversaries of the grant date.

Outstanding Equity Awards at Fiscal Year-End

The following table lists outstanding equity grants for each NEO as of December 31, 2023. The table includes outstanding equity grants from past years, as well as the current year.

	Option Awards				Stock Awards			
Name	Number of Securities Underlying Unexercised Options Exercisable (#)	Number of Securities Underlying Unexercised Options Unexercisable (#)[1]	Option Exercise Price ($/Share)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)[2]	Market Value of Shares or Units of Stock That Have Not Vested ($)[3]	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)[2]	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)[3]
Gail K. Boudreaux					51,935	$24,490,469	33,233	$ 15,671,353
	46,554	—	$232.04	3/1/28				
	41,820	—	$307.68	3/1/29				
	58,809	—	$271.27	3/2/30				
	29,000	14,501	$311.48	3/1/31				
	10,894	21,788	$451.50	3/1/32				
	—	32,380	$469.03	3/1/33				
Mark B. Kaye					20,276	$ 9,561,351	4,203	$ 1,981,967
	—	8,076	$440.19	10/2/33				
Peter D. Haytaian					18,046	$ 8,509,772	9,014	$ 4,250,642
	19,908	—	$166.97	3/1/27				
	14,761	—	$232.04	3/1/28				
	12,187	—	$307.68	3/1/29				
	15,926	—	$271.27	3/2/30				
	7,688	3,845	$311.48	3/1/31				
	3,190	1,596	$428.76	11/1/31				
	2,944	5,888	$451.50	3/1/32				
	—	8,812	$469.03	3/1/33				

	Option Awards				Stock Awards			
Name	Number of Securities Underlying Unexercised Options Exercisable (#)	Number of Securities Underlying Unexercised Options Unexercisable (#)[1]	Option Exercise Price ($/Share)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)[2]	Market Value of Shares or Units of Stock That Have Not Vested ($)[3]	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)[2]	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)[3]
Felicia F. Norwood					13,858	$6,534,878	9,014	$ 4,250,642
	7,516	—	$238.27	7/2/28				
	10,313	—	$307.68	3/1/29				
	15,926	—	$271.27	3/2/30				
	7,688	3,845	$311.48	3/1/31				
	2,944	5,888	$451.50	3/1/32				
	—	8,812	$469.03	3/1/33				
Blair W. Todt					14,578	$6,874,402	8,029	$ 3,786,155
	4,232	—	$313.90	12/1/30				
	—	2,746	$311.48	3/1/31				
	2,502	5,006	$451.50	3/1/32				
	—	8,195	$469.03	3/1/33				
John E. Gallina					15,814	$7,457,250	11,944	$ 5,632,313
	12,187	—	$307.68	3/1/29				
	15,926	—	$271.27	3/2/30				
	8,238	4,119	$311.48	3/1/31				
	3,864	7,730	$451.50	3/1/32				
	—	11,782	$469.03	3/1/33				

[1] The vesting schedule is shown below based on the expiration dates of the above grants that remain unexercisable:

Option Expiration Date	Vesting Schedule
3/1/31	All shares vested on March 1, 2024
11/1/31	All shares vest on November 1, 2024
3/1/32	Vests in equal installments on March 1, 2024 and March 1, 2025
3/1/33	Vests in equal installments on March 1, 2024, March 1, 2025 and March 1, 2026
10/2/33	Vests in equal installments on October 2, 2024, October 2, 2025 and October 2, 2026

[2] The amounts in the "Number of Shares or Units of Stock That Have Not Vested" column represent the number of shares of common stock underlying unvested RSUs granted in 2021, 2022 and 2023 and the number of shares vesting in 2024 for the 2021-2023 PSU performance period at their actual payout amount. As of December 31, 2023, the relevant performance conditions had been satisfied, but the awards were not vested until March 1, 2024.

The amounts in the "Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested" column represent the target number of PSUs granted to our NEOs in 2022 and 2023. The final number of shares earned will depend on our performance versus our performance goals over a three-year period, as detailed in the CD&A beginning on page 40.

These unvested equity grants are detailed by vesting date in the table below.

Name	Vesting Date	Restricted Stock Units	Performance Stock Units Granted in 2021[i]	Performance Stock Units Granted in 2022	Performance Stock Units Granted in 2023
Gail K. Boudreaux	3/1/2024	9,071	34,517	—	—
	3/1/2025	5,539	—	16,390	—
	3/1/2026	2,808	—	—	16,843
Mark B. Kaye	10/2/2024	6,758	—	—	—
	10/2/2025	6,759	—	—	—
	10/2/2026	6,759	—	—	4,203
Peter D. Haytaian	3/1/2024	2,439	9,152	—	—
	11/1/2024	389	3,799	—	—
	3/1/2025	1,503	—	4,430	—
	3/1/2026	764	—	—	4,584
Felicia F. Norwood	3/1/2024	2,439	9,152	—	—
	3/1/2025	1,503	—	4,430	—
	3/1/2026	764	—	—	4,584
Blair W. Todt	1/3/2024	1,327	—	—	—
	3/1/2024	2,008	6,537	—	—
	1/3/2025	1,328	—	—	—
	3/1/2025	1,339	—	3,765	—
	1/3/2026	1,328	—	—	—
	3/1/2026	711	—	—	4,264
John E. Gallina	3/1/2024	2,994	9,807	—	—
	3/1/2025	1,991	—	5,814	—
	3/1/2026	1,022	—	—	6,130

[i] This column includes the unvested PSUs granted for the 2021-2023 performance period. The number of PSUs reported in this column reflects the number of shares earned for the 2021-2023 performance period, but the awards did not vest until March 1, 2024 and November 1, 2024, as applicable.

[3] These amounts are calculated by multiplying $471.56, the closing price of our common stock on December 29, 2023 (the last business day in 2023 on which securities were traded on the NYSE), by the applicable number of shares.

Option Exercises and Stock Vested

The following table provides information on the stock option exercises by, and shares acquired upon the vesting of PSUs and RSUs held by, our NEOs in 2023. Options exercised or vested PSUs and RSUs may or may not have been sold by a particular NEO, and the inclusion in this table of such information should not be understood to imply the actual receipt of money.

Name	Option Awards Number of Shares Acquired on Exercise (#)	Option Awards Value Realized Upon Exercise ($)	Stock Awards[1] Number of Shares Acquired on Vesting (#)	Stock Awards[1] Value Realized On Vesting ($)[2]
Gail K. Boudreaux	—	—	45,825	$ 22,063,154
Mark B. Kaye	—	—	—	$ —
Peter D. Haytaian	—	—	12,779	$ 6,143,333
Felicia F. Norwood	—	—	12,390	$ 5,965,424
Blair W. Todt	5,492	947,590	4,146	$ 2,037,250
John E. Gallina	—	—	12,687	$ 6,106,545

[1] The table includes the following shares:

- Shares that vested pursuant to the 2020 annual grant: Ms. Boudreaux — 3,687 RSUs and 35,875 PSUs; Mr. Haytaian — 999 RSUs and 9,716 PSUs; Ms. Norwood — 999 RSUs and 9,716 PSUs; Mr. Gallina — 999 RSUs and 9,716 PSUs.

- Shares that vested pursuant to the 2021 annual grant: Ms. Boudreaux — 3,532 RSUs; Mr. Haytaian — 937 RSUs; Ms. Norwood — 937 RSUs; Mr. Todt — 669 RSUs; Mr. Gallina — 1,003 RSUs.
- Shares that vested pursuant to the 2022 annual grant: Ms. Boudreaux — 2,731 RSUs; Mr. Haytaian — 738 RSUs; Ms. Norwood — 738 RSUs; Mr. Todt — 627 RSUs; Mr. Gallina — 969 RSUs.
- Mr. Haytaian had 389 RSUs vest pursuant to a 2021 retention stock grant.
- Mr. Todt had 266 RSUs and 2,584 PSUs vest pursuant to a 2020 new hire stock grant.

(2) Amounts are calculated by multiplying the number of shares vesting by the market value of our common stock on the vesting date. The amounts also include dividend equivalents, if any, paid upon vesting.

Pension Benefits

The table below shows the present value of accumulated benefits payable to each of our NEOs, including the number of years of service credited to each such NEO computed as of December 31, 2023. As noted below, the plan has been frozen and only applies to participants who were active associates as of the date the plan was frozen. Only Mr. Gallina was a participant at the time the plan was frozen.

Name	Plan Name	Number of Years of Credited Service (#)[1]	Present Value of Accumulated Benefit ($)[2]	Payments During the Last Fiscal Year ($)
Gail K. Boudreaux	N/A	—	—	—
Mark B. Kaye	N/A	—	—	—
Peter D. Haytaian	N/A	—	—	—
Blair W. Todt	N/A	—	—	—
Felicia F. Norwood	N/A	—	—	—
John E. Gallina	Elevance Health Cash Balance Plan A	11.58	$ 229,753	—

(1) The NEO's years of actual service are greater than the credited service because the plan is frozen.

(2) Assumptions used in the calculation of the amounts in this column are included in Note 11 to our Consolidated Financial Statements, included in Part II, Item 8 of our Form 10-K.

Elevance Health Cash Balance Plan A

On January 1, 1997, we converted the Anthem Cash Balance Plan (the "Pension Plan"), a non-contributory pension plan for certain associates, from a final average compensation pension plan into a cash balance pension plan. The Pension Plan covered substantially all full-time, part-time and temporary associates, including NEOs, and provides a monthly benefit at age 65, the normal retirement age under the Pension Plan. Effective January 1, 2006, participation was frozen, and effective June 28, 2022, the Pension Plan was renamed the Elevance Health Cash Balance Plan A. With the exception of Mr. Gallina, none of the NEOs is eligible to participate in this plan. While Mr. Gallina's benefit accruals under this plan are frozen, interest is still credited on his existing account balances.

Non-Qualified Deferred Compensation

All NEOs are eligible to participate in the Elevance Health Comprehensive Non-Qualified Deferred Compensation Plan (the "Deferred Compensation Plan") once they reach the maximum annual contribution amount for the 401(k) Plan. The following table shows the non-qualified deferred compensation contributions and year-end balances for our NEOs for fiscal year 2023.

Name	Executive Contributions in Last Fiscal Year[1]	Elevance Health Contributions in Last Fiscal Year[2]	Aggregated Earnings in Last Fiscal Year	Aggregated Withdrawals/ Distributions	Aggregated Balance at Last Fiscal Year End[3]
Gail K. Boudreaux	$653,539	$255,635	$ 864,616	—	$ 4,293,147
Mark B. Kaye	$ 12,462	$ 10,385	$ 868	—	$ 23,715
Peter D. Haytaian	$125,402	$ 96,896	$ 174,082	—	$ 1,435,791
Felicia F. Norwood	$178,350	$ 96,896	$ 104,347	—	$ 923,434
Blair W. Todt	$103,650	$ 77,375	$ 52,463	—	$ 431,600
John E. Gallina	$125,402	$ 96,896	$ 637,825	—	$ 4,359,563

(1) These amounts are also included in the "Salary" and "Non-Equity Incentive Plan Compensation" columns of the Summary Compensation Table. A NEO may defer up to 80% of his or her eligible base earnings and up to 80% of his or her AIP award into the Deferred Compensation Plan.

(2) These amounts are also included in the "All Other Compensation" column of the Summary Compensation Table. Contributions are matched by the Company at the same rate as they would have been under the 401(k) Plan, which is a match of 100% on the first 4% deferred and a match of 50% on the next 2% deferred for a maximum match of 5% of salary and AIP award. Investment options for the Deferred Compensation Plan mirror those for the 401(k) Plan, except that the Elevance Health Stock Fund and the Fidelity BrokerageLink option are not available as options under the Deferred Compensation Plan.

(3) Amounts in this column reflect all non-qualified deferred compensation for each NEO. Portions of such amounts are included in the "Salary," "Non-Equity Incentive Plan Compensation" and "All Other Compensation" columns of the Summary Compensation Table for all applicable years for each NEO. Account balances in the Deferred Compensation Plan are payable at the election of the participant in a single lump sum or installments.

Potential Payments Upon Termination

The following table describes the potential additional payments and benefits to which the NEOs would be entitled upon termination of their employment under various scenarios under existing plans, agreements and arrangements. The amounts shown are estimates and are based on numerous assumptions, including that employment terminated on December 31, 2023.

	Cash Severance	AIP Award for Year of Termination	Acceleration or Continuation of Equity Awards[1]	Continuation of Executive Benefits	Continuation of Health & Life Insurance Coverage[2]	Post Termination Benefits[3]	Total Post Termination Payment & Benefit Value
Gail K. Boudreaux							
Termination without Cause or for Good Reason following a change-in-control[4]	$15,120,000	$3,648,000	$ 36,717,179	$ 162,000	$ 36,438	$ 7,750	$ 55,691,367
Termination without Cause or for Good Reason[5]	$ 9,600,000	$3,648,000	$ 33,777,516	$ 108,000	$ 24,292	$ 7,750	$ 47,165,558
Retirement[6]	—	—	—	—	—	—	—
Resignation[7]	—	—	—	—	—	—	—
Death	—	$3,648,000	$ 36,717,179	—	—	—	$ 40,365,179
Long-Term Disability	—	$3,648,000	$ 36,717,179	—	—	—	$ 40,365,179
For Cause	—	—	—	—	—	—	—
Mark B. Kaye							
Termination without Cause or for Good Reason following a change-in-control[4]	$ 4,158,000	$ 351,748	$ 11,796,661	—	$ 24,292	$ 7,750	$ 16,338,451
Termination without Cause or for Good Reason[5]	$ 3,960,000	$ 351,748	$ 6,708,490	—	$ 24,292	$ 7,750	$ 11,052,280
Retirement[6]	—	—	—	—	—	—	—
Resignation[7]	—	—	—	—	—	—	—
Death	—	$ 351,748	$ 11,796,661	—	—	—	$ 12,148,409
Long-Term Disability	—	$ 351,748	$ 11,796,661	—	—	—	$ 12,148,409
For Cause	—	—	—	—	—	—	—
Peter D. Haytaian							
Termination without Cause or for Good Reason following a change-in-control[4]	$ 6,583,500	$1,314,369	$ 11,226,366	$ 90,000	$ 36,438	$ 7,750	$ 19,258,423
Termination without Cause or for Good Reason[5]	$ 4,180,000	$1,314,369	$ 11,079,351	$ 60,000	$ 24,292	$ 7,750	$ 16,665,762
Retirement[6]	—	—	—	—	—	—	—
Resignation[7]	—	—	—	—	—	—	—
Death	—	$1,314,369	$ 11,226,366	—	—	—	$ 12,540,735
Long-Term Disability	—	$1,314,369	$ 11,226,366	—	—	—	$ 12,540,735
For Cause	—	—	—	—	—	—	—

	Cash Severance	AIP Award for Year of Termination	Acceleration or Continuation of Equity Awards[1]	Continuation of Executive Benefits	Continuation of Health & Life Insurance Coverage[2]	Post Termination Benefits[3]	Total Post Termination Payment & Benefit Value
Felicia F. Norwood							
Termination without Cause or for Good Reason following a change-in-control[4]	$4,389,000	$1,133,077	$ 9,874,943	—	$24,292	$ 7,750	$15,429,062
Termination without Cause or for Good Reason[5]	$4,180,000	$1,087,754	$ 9,036,149	—	$24,292	$ 7,750	$14,335,945
Retirement[6]	—	—	—	—	—	—	—
Resignation[7]	—	—	—	—	—	—	—
Death	—	$1,087,754	$ 9,874,943	—	—	—	$10,962,697
Long-Term Disability	—	$1,087,754	$ 9,874,943	—	—	—	$10,962,697
For Cause	—	—	—	—	—	—	—
Blair W. Todt							
Termination without Cause or for Good Reason following a change-in-control[4]	$3,748,500	$1,155,711	$10,031,073	—	$24,292	$ 7,750	$14,967,326
Termination without Cause or for Good Reason[5]	$3,570,000	$1,155,711	$ 8,320,415	—	$24,292	$ 7,750	$13,078,168
Retirement[6]	—	—	—	—	—	—	—
Resignation[7]	—	—	—	—	—	—	—
Death	—	$1,155,711	$10,031,073	—	—	—	$11,186,784
Long-Term Disability	—	$1,155,711	$10,031,073	—	—	—	$11,186,784
For Cause	—	—	—	—	—	—	—
John E. Gallina							
Termination without Cause or for Good Reason following a change-in-control[4]	$6,583,500	$1,314,369	$12,148,007	90,000	$36,438	$ 7,750	$20,180,064
Termination without Cause or for Good Reason[5]	$4,180,000	$1,314,369	$11,092,655	60,000	$24,292	$ 7,750	$16,679,066
Retirement[6]	—	$1,314,369	$11,092,655	—	—	—	$12,407,024
Resignation[7]	—	$1,314,369	$11,092,655	—	—	—	$12,407,024
Death	—	$1,314,369	$12,148,007	—	—	—	$13,462,376
Long-Term Disability	—	$1,314,369	$12,148,007	—	—	—	$13,462,376
For Cause	—	—	—	—	—	—	—

[1] For all NEOs, all unvested equity awards vest immediately upon termination following a change-in-control as defined in the EAP or due to death or long-term disability, with payout amounts under the PSU awards determined in accordance with the terms of the applicable award agreement. Upon an eligible retirement, unvested equity awards generally continue to vest on the existing vesting schedule with the exception of PSU awards of which a pro rata portion will vest on the original vesting date based on actual performance. Upon a resignation, all unvested equity awards are forfeited unless the NEO is retirement eligible. Mr. Gallina is currently retirement eligible under the Long-Term Incentive Plan.

Upon a Company-initiated termination without Cause or for Good Reason by the employee (as those terms are defined in our EAP), each NEO is eligible for pro rata vesting of his or her PSU awards based on actual performance over the period specified in the award agreement. The NEOs are also eligible for continued vesting of the unvested options and RSUs granted through the 24-month severance period described below. The amounts in this column represent (1) for stock option awards, the amount that could be realized from the exercise of all unvested stock options held by the NEO that would immediately vest or continue to vest upon the indicated termination, which is calculated by subtracting the exercise price of the option from the market price of a share of our common stock on December 29, 2023 ($471.56) and multiplying the result by the total number of shares that could be acquired on exercise at that exercise price, and (2) for RSUs and PSUs, the value of the unvested RSUs and PSUs held by the NEO that would immediately vest or continue to vest upon the indicated termination, which is calculated by multiplying the number of such units by $471.56, the market price of a share of our common stock on December 29, 2023, the last business day in 2023 on which securities were traded on the NYSE.

Executive Compensation

(2)   Estimate based on the average Company cost per associate for these coverages.

(3)   Represents outplacement services available under our policy.

(4)   These amounts apply to a termination following a change-in-control that is a Company-initiated termination not for Cause, or a Good Reason termination by the associate, as defined in our EAP. All NEOs participate in our EAP, which provides the following benefits to Ms. Boudreaux, Mr. Haytaian and Mr. Gallina for this termination event: (1) a cash severance benefit of 300% of the sum of annual base salary plus target AIP award, (2) a payment equal to 5.0% of this amount to cover the value of the Company match under the 401(k) Plan and the Deferred Compensation Plan, (3) an annual AIP award equal to the greater of the annual target AIP award or AIP award earned under the normal terms of the AIP for the year of termination, (4) a payment equal to 300% of the annual value of the DEC as described on page 55 and (5) a three-year continuation of health and life insurance coverage. Mr. Kaye, Ms. Norwood and Mr. Todt are eligible for the following benefits for this termination event: (1) a cash severance benefit of 200% of the sum of annual base salary plus target AIP award, (2) a payment equal to 5.0% of this amount to cover the value of the Company match under the 401(k) Plan and the Deferred Compensation Plan, (3) an annual AIP award equal to the greater of the annual target AIP award or AIP award earned under the normal terms of the AIP for the year of termination and (4) a two-year continuation of health and life insurance coverage.

(5)   All NEOs participate in our EAP, which provides the following benefits for this termination event: (1) a cash severance benefit of 200% of the sum of annual base salary plus target AIP award, (2) a two-year continuation of health and life insurance coverage and (3) for Ms. Boudreaux, Mr. Haytaian and Mr. Gallina, a payment equal to 200% of the annual value of the DEC. In addition to the benefits provided under the EAP, all NEOs are eligible for an annual AIP award earned under the normal terms of the AIP in the year of termination in the event of a Company-initiated (not for Cause) or Good Reason termination after October 1 of the plan year.

(6)   Only Mr. Gallina is eligible for retirement treatment under the AIP or the Long-Term Incentive Plan as of December 31, 2023.

(7)   Participants in the AIP are eligible for a bonus payment only if they remain employed through the date of the AIP payout, with certain exceptions. If the executive resigns after December 31, 2023 but prior to the payout, they will not be eligible to receive the payout unless they meet retirement eligibility criteria. Since this table assumes a resignation on December 31, 2023, a full AIP payout would be earned only by Mr. Gallina, who is retirement eligible under the AIP.

The NEOs would also be entitled to the vested benefits included in the Outstanding Equity Awards at Fiscal Year-End table, the Non-Qualified Deferred Compensation table and the Pension Benefits table. In addition, the amounts shown in the Potential Payments Upon Termination table do not include payments and benefits to the extent they are provided on a non-discriminatory basis to other associates generally upon termination of employment. These include accrued salary, health benefits and distribution of account balances under the 401(k) Plan.

CEO Pay Ratio

The ratio of our CEO's total annual compensation to our median employee's total annual compensation (the "CEO Pay Ratio") is a reasonable estimate calculated in a manner consistent with Item 402(u) of Regulation S-K.

For 2023:

• The annual total compensation of the median employee of our Company, as described below, was $56,229.

• The annual total compensation of our CEO as reported in the Summary Compensation Table included on page 57 of this Proxy Statement was $21,889,039.

• Based on this information for 2023, we reasonably estimate that the ratio of our CEO's annual total compensation to the annual total compensation of our median employee was 389:1.

As of December 31, 2023, our employee population, including all full-time, part-time and temporary workers, consisted of approximately 104,856 individuals. We elected to exclude all of our employees in Ireland (348 employees) and Israel (48 employees) from our determination of the median employee. The median employee was selected from an adjusted employee population of 104,459 employees, consisting of 78,068 employees in the United States (excluding our CEO), 17,092 employees in India and 9,299 employees in the Philippines, who, in each case, were employed on December 31, 2023.

To identify the median employee, we used the following methodology and consistently applied material assumptions, adjustments and estimates:

• We identified the median compensated employee based on payroll data as of December 31, 2023.

• We compared the payroll data for the 104,459 employees described above using a compensation measure consisting of total base pay-related wages paid during 2023. Base pay-related wages include the amount of base salary the employee received during the year and all other pay elements related to base pay including, but not limited to, holiday pay, paid time off, overtime and shift differentials. We did not include cash bonuses, commissions, equity grants or any adjustment for the value of benefits provided.

• Based on the total base pay-related wages of each employee, we identified a cohort of 101 employees consisting of the median employee and the 50 employees above and the 50 employees below the median base pay value. After evaluating the pay characteristics of each employee in the cohort, we removed employees who appeared to have anomalous pay characteristics (such as a hire date during the year, grandfathered in a pension benefit not offered to new hires or recipient of a one-time bonus that is not expected in future years) that could significantly distort the pay ratio calculation.

• We then selected the employee with total base pay-related wages closest to the median compensated employee who did not have anomalous pay characteristics and used that employee as our identified median employee for purposes of calculating the CEO pay ratio.

Using the identified median employee, we calculated that employee's annual total compensation consistent with the disclosure requirements for the Summary Compensation Table.

The SEC's rules for identifying the median compensated employee and calculating the pay ratio based on that employee's annual total compensation allow companies to adopt a variety of methodologies, to apply certain exclusions and to make reasonable estimates and assumptions that reflect their employee populations and compensation practices. As a result, the pay ratio reported by other companies may not be comparable to the pay ratio reported above, as other companies have different employee populations and compensation practices and may utilize different methodologies, exclusions, estimates and assumptions in calculating their own pay ratios.

Pay versus Performance

Pay versus Performance Table

| Year | Summary Compensation Table Total for Principal Executive Officer ("PEO")[1] | Compensation Actually Paid to PEO[1] | Average Summary Compensation Table Total for Non-PEO NEOs[1] | Average Compensation Actually Paid to Non-PEO NEOs[1] | Value of Initial Fixed $100 Investment Based On: | | Net Income[4] (millions) | Adjusted Net Income[5] (millions) |
					Total Shareholder Return[2]	Peer Group Total Shareholder Return[2][3]		
2023	$21,889,039	$16,222,856	$ 8,418,210	$ 7,673,085	164	143	$ 5,991	$ 7,838
2022	$20,931,081	$35,256,056	$ 6,710,732	$10,889,052	176	140	$ 5,888	$ 7,008
2021	$19,348,241	$50,432,186	$ 6,446,802	$15,664,365	157	143	$ 6,149	$ 6,300
2020	$17,109,952	$28,321,967	$ 5,388,978	$ 7,263,535	108	113	$ 4,572	$ 5,984

[1] The PEO for each of the years presented was Gail K. Boudreaux and the non-PEO NEOs for 2020, 2021 and 2022 were John E. Gallina, Peter D. Haytaian, Gloria M. McCarthy and Felicia F. Norwood. The non-PEO NEOs for 2023 were Mark B. Kaye, Peter D. Haytaian, Felicia F. Norwood, Blair W. Todt and John E. Gallina. To calculate Compensation Actually Paid for 2023, the following amounts were deducted from and added to the Summary Compensation Table total compensation reported for each of these individuals: Reconciliation of Summary Compensation Table ("SCT") Total Compensation to Compensation Actually Paid:

	2023	
Adjustments	PEO ($)	Average of Non-PEO NEOs ($)
SCT Total	$ 21,889,039	$ 8,418,210
Add / (Subtract):		
Adjustments for defined benefit and actuarial pension plans:		
SCT amounts[i]	$ —	$ (2,384)
Service cost[ii]	$ —	$ —
Prior service cost[ii]	$ —	$ —
Adjustments for stock and option awards[iii]:		
SCT amounts	$(15,800,079)	$ (6,410,090)
Year-end fair value for awards granted in the covered year	$ 19,668,598	$ 7,660,611
Change in fair value of outstanding unvested awards from prior years	$ (4,860,535)	$ (1,087,385)
Vesting date fair value of awards granted and vesting during covered year	$ —	$ —
Change in fair value for prior year awards that vested during the covered year	$ (4,674,167)	$ (905,877)
Fair value of awards forfeited during the covered year	$ —	$ —
Dividends or other earnings paid on awards in the covered year prior to vesting	$ —	$ —
Compensation Actually Paid	**$ 16,222,856**	**$ 7,673,085**

[i] Represents the change in the actuarial present value of the accumulated benefit under defined benefit and pension plans reported in the Summary Compensation Table for Mr. Gallina. No other NEO received any accumulated benefits under any pension plans.

[ii] The Elevance Health Cash Balance Plan A was frozen effective December 31, 2006. There were no additional service costs or any impact on prior year benefits related to pension plan amendments during 2023; therefore, no amounts are included in this row related to pension benefits.

[iii] Reflects the value of equity-based awards calculated in accordance with the SEC methodology for determining Compensation Actually Paid.

The fair values of stock options granted as of the end of 2023 and the year-over-year changes in the fair values of stock options outstanding at the end of, or that vested during, 2023 were calculated using a binomial lattice valuation model, as further described in Note 15, "Capital Stock," of the Notes to our Consolidated Financial Statements included in Part II, Item 8 of our Form 10-K. The following ranges of assumptions were used to estimate these fair values:

Calendar Year	Risk-Free Interest Rate	Volatility Factor	Dividend Yield (Annual)
2023	3.88 - 4.76%	29 - 32%	1.2 - 1.3%

The fair value of PSUs that vested during 2023 was calculated using the actual performance results of 162.9% as described in the Compensation Discussion & Analysis in this Proxy Statement.

The fair value of in-flight PSUs was calculated based on the probable performance as determined at the end of the applicable covered year, which has consistently been forecasted to be above the target level of performance.

Table of Contents

(2) Based upon an initial investment of $100 on December 31, 2019 with dividends reinvested.

(3) Company selected peer group is the S&P 500 Health Care Index, the same peer group as reported in Part II, Item 5 in our Form 10-K.

(4) Our 2021 and 2022 Net Income was recast in 2023 to include the impact of the Accounting Standards Update 2018-12 Adoption. Therefore, the 2021 and 2022 Net Income reported in these disclosures has been adjusted to reflect the recast amounts.

(5) Our Company-selected measure is “Adjusted Net Income," calculated as GAAP Shareholders' Net Income, as adjusted for those items set forth in Annex A to this Proxy Statement, and further adjusted for those items that the Committee believes distort the view of management performance and that, if not adjusted, might misalign management incentives under the AIP. For 2023, these additional adjustments included a $29.3 million net decrease to reflect the exclusion of 2023 acquisition revenue and other non-material administrative adjustments. For 2022, these additional adjustments included a $131.0 million increase to exclude the impact of the Accounting Standards Update 2018-12 Adoption and a $50.8 million net decrease to reflect the exclusion of 2022 acquisition revenue and other non-material administrative adjustments. For 2021, these adjustments included a $54.0 million decrease to exclude the impact of the Accounting Standards 2018-12 Adoption and a $111.0 million net decrease to reflect the exclusion of 2021 acquisition revenue and other non-material administrative adjustments. For 2020, these adjustments included a $267.3 million increase related to our response to the COVID-19 pandemic.

Relationship between Pay and Performance

As shown in the following charts, Net Income and Adjusted Net Income have generally increased or remained approximately flat year-over-year since 2020, while the PEO and other NEOs’ Compensation Actually Paid has varied significantly each year. This is primarily due to the significant emphasis we place on equity-based compensation, which is sensitive to changes in our stock price and is more closely aligned with our Total Shareholder Return.



Compensation Actually Paid vs.
Total Shareholder Return
Compensation Actually Paid (CAP)
($ millions)
$60
$50
$40
$30
$20
$10
$0
$200
$180
$160
$140
$120
$100
$80
Total Shareholder Return (TSR)
Value of Initial Fixed $100 Investment
2020
2021
2022
2023
CAP to PEO
Average CAP to Non-PEO NEOs
Elevance Health TSR
Peer TSR

Compensation Actually Paid vs.
Net Income and Adjusted Net Income
Compensation Actually Paid (CAP)
($ millions)
$60
$50
$40
$30
$20
$10
$0
$8000
$7000
$6000
$5000
$4000
Net Income and Adjusted Net Income
($ millions)
2020
2021
2022
2023
CAP to PEO
Average CAP to Non-PEO NEOs
Net Income
Adjusted Net Income

Most Important Measures for Determining NEO Pay
Adjusted Net Income
Adjusted Net Income Growth
Operating Revenue
Total Revenue Growth

Audit Committee Matters

Ratification of the Appointment of Independent Registered Public Accounting Firm

The firm of Ernst & Young LLP ("EY") served as our independent registered public accounting firm for the year ended December 31, 2023. The Audit Committee is responsible for the appointment, compensation and oversight of the Company's external auditor, and has reviewed the quality of the services and the sufficiency of the resources provided by EY during their tenure as our independent registered public accounting firm.

In evaluating the performance and considering the engagement of the Company's external auditor, including whether to rotate audit firms, the Audit Committee considers various factors, including:

- the auditor's capability and expertise in handling the scope and complexity of the audit of our business operations;
- auditor independence and the adequacy of the auditor's policies and procedures to maintain independence;
- the appropriateness of fees on both an absolute basis as well as compared to fees paid for services provided by other auditing firms to our peer companies;
- tenure as the Company's auditor, including the benefits of a longer tenure and the controls and processes in place that help ensure EY's continued independence, such as mandatory lead partner rotation;
- the current level of service and quality provided by EY, including input from management on EY's performance and how effectively EY demonstrated its independent judgment, objectivity and professional skepticism;
- external data on audit quality and performance, including recent Public Company Accounting Oversight Board reports on EY and its peer firms; and
- the potential impact and feasibility of changing auditors.

Based on these factors, the Audit Committee believes that the continuance of EY as our independent registered public accounting firm is in the best interests of the Company and our shareholders. As a result, the Audit Committee has selected EY to continue in that capacity for 2024 and is submitting this matter to shareholders for their ratification as a matter of good corporate governance. EY has served as our independent registered public accounting firm since our initial public offering in 2001. In the event this proposal is not approved, the Audit Committee will consider whether to select another independent registered public accounting firm.

A representative of EY is expected to attend the Annual Meeting, will be given an opportunity to make a statement if he or she desires and is expected to be available to respond to appropriate questions. Notwithstanding ratification by the shareholders, the Audit Committee reserves the right to replace our independent registered public accounting firm at any time.

 The Board of Directors unanimously recommends a vote FOR Proposal 3, the ratification of the appointment of Ernst & Young LLP as the Company's independent registered public accounting firm for 2024.

The Audit Committee's Consideration of Independence of Independent Registered Public Accounting Firm

The Audit Committee has reviewed the nature of the non-audit services provided by EY and has concluded that these services are compatible with maintaining the firm's ability to serve as our independent registered public accounting firm. Additionally, as part of the Audit Committee's overall review of EY, it is directly involved in the selection of the auditor's lead engagement partner in conjunction with the periodic, mandated rotation of the lead partner.

Independent Registered Public Accounting Firm's Fees

The Audit Committee oversees the negotiation of fees associated with our retention of EY. The following table presents fees billed for all professional services provided by EY for the audit of our consolidated financial statements for the years ended December 31, 2023 and 2022, and fees billed for other services rendered by EY during those periods.

	Fiscal Year	
Fee Category	**2023**	**2022**
Audit fees[1]	$18,522,000	$17,332,000
Audit-related fees[2]	$2,934,000	$3,343,000
Tax fees[3]	$510,000	$644,000
All other fees[4]	$21,000	$23,000
Total:	**$21,987,000**	**$21,342,000**

[1] Audit fees consisted principally of fees for audit work performed on our consolidated financial statements, the audit of the effectiveness of our internal control over financial reporting as of each respective year-end, review of the quarterly financial statements, insurance statutory audits, other required audits, comfort letter procedures, review of registration statements and periodic reports filed with the SEC and other accounting and reporting consultation.

[2] Audit-related fees consisted principally of fees for review of service organization controls, regulatory examinations, employee benefit plan audits, due diligence and other audit-related services.

[3] Tax fees consisted principally of fees for tax compliance and tax advice.

[4] All other fees represent fees for advisory services related to certain corporate functions and accounting research tools.

Audit Committee Pre-Approval Policy

The Audit Committee of the Board has adopted a policy concerning the pre-approval of audit and non-audit services. Pursuant to this policy, unless a type of service to be provided by the independent registered public accounting firm was approved in connection with the audit engagement letter, such service must be pre-approved by the Audit Committee. In addition, the Audit Committee has delegated its authority to pre-approve engagements of up to a pre-established threshold to the Chair of the Audit Committee. The Chair reports any pre-approval decisions to the Audit Committee at the next regularly scheduled meeting of the Audit Committee. All services performed by EY were approved by the Audit Committee and/or pursuant to the Audit Committee pre-approval policy.

Audit Committee Report

The Audit Committee of the Board is composed of the five members set forth below. The Board has determined that each current member of the Audit Committee is an "independent director" and an "audit committee financial expert" as defined by the SEC. The Audit Committee operates under a written charter adopted by the Board, which details the responsibilities of the Audit Committee.

The Audit Committee oversees the Company's financial reporting process on behalf of the Board. The Company's management is responsible for the Company's financial statements and reporting process, including the system of internal controls, and has represented to the Audit Committee that the Company's consolidated financial statements were prepared in accordance with U.S. generally accepted accounting principles. The independent registered public accounting firm is responsible for performing an independent audit of the Company's annual consolidated financial statements and expressing an opinion on the conformity of those audited consolidated financial statements with U.S. generally accepted accounting principles, as well as expressing an opinion on the effectiveness of the Company's internal control over financial reporting.

In fulfilling its responsibilities, the Audit Committee has reviewed and discussed the audited consolidated financial statements with the Company's management and the independent registered public accounting firm. This review included a discussion of the quality and acceptability of the Company's financial reporting and controls, including the clarity of disclosures in the consolidated financial statements. The Audit Committee also reviewed, and discussed with management and the independent registered public accounting firm, management's report and the independent registered public accounting firm's report and audit of the Company's internal control over financial reporting.

The Audit Committee has discussed with the independent registered public accounting firm the matters required to be discussed by the applicable rules of the Public Company Accounting Oversight Board ("PCAOB") and the SEC, including the quality, not just the acceptability, of the accounting principles, the reasonableness of significant judgments, and the clarity of the disclosures in the financial statements. In addition, the Audit Committee has received the written disclosures and the letter from the independent registered public accounting firm required by applicable requirements of the PCAOB regarding communications with the Audit Committee concerning independence, and has discussed with the independent registered public accounting firm its independence from the Company and its management.

The Audit Committee further discussed with the Company's internal auditors and independent registered public accounting firm the overall scope and plans for their respective audits. The Audit Committee meets periodically with the internal auditors and independent registered public accounting firm, with and without management present, to discuss the results of their audits, their evaluations of the Company's internal control over financial reporting and the overall quality of the Company's financial reporting.

Based on the reviews and discussions referred to above, the Audit Committee recommended, and the Board approved, the inclusion of the audited consolidated financial statements in the Company's Annual Report on Form 10-K for the year ended December 31, 2023 as filed with the SEC.

Audit Committee

            

| Ryan M. Schneider, Chair | R. Kerry Clark | Antonio F. Neri | Lewis Hay, III | Deanna D. Strable |

Shareholder Proposal

PROPOSAL 4

Shareholder Proposal to Adopt a Policy to Require Certain Third-Party Organizations to Annually Report Political Activity Expenditures Prior to Elevance Health Donating to the Organizations.

We have been informed that The Nathan Cummings Foundation, 120 Wall Street, New York, NY 10005, the beneficial owner of at least $2,000 of our common stock, intends to introduce the resolution below at the Annual Meeting. The following shareholder proposal will be voted on at the Annual Meeting only if properly presented by or on behalf of the proponent. In accordance with SEC rules, the proposed shareholder resolution and supporting statement are printed verbatim from the proponent's submission.

Proposal 4 – Third-Party Spending Due Diligence Proposal

Resolved: The shareholders of Elevance Health, Inc. ("Elevance" or "Company") ask the Company to adopt a policy requiring that, prior to making a donation or expenditure that supports the political activities of any trade association, social welfare organization, or entity organized and operated primarily to engage in political activities, Elevance will require that the organization report, at least annually, the organization's expenditures for political activities, including the amount spent and the recipient, and that each such report be posted on Elevance's website.

For purposes of this proposal, "political activities" are (i) influencing or attempting to influence the selection, nomination, election, or appointment of any individual to a public office; or (ii) supporting a party, committee, association, fund, or other organization organized and operated primarily for the purpose of directly or indirectly accepting contributions or making expenditures to engage in the activities described in (i). This proposal does not encompass lobbying spending.

Supporting Statement: Our company must act on its fiduciary responsibility to monitor its political spending and the accompanying risks more closely. Too often corporate leaders fail to fully assess and scrutinize the ultimate beneficiaries of political contributions from corporate treasury funds. This oversight constitutes a lapse in corporate officers' duty of care to protect and advance the interests of a company and its shareholders.

This duty is ever more crucial as corporate political engagement is increasingly scrutinized by the media, employees, investors, regulators, and consumers. This new reality has exponentially increased the financial risks companies face when their political spending directly or indirectly associates their brand with controversial political issues and outcomes and claims of corruption. Further, when companies donate to third-party groups, they typically lose the ability to control or to know how their money is eventually spent.

Companies can no longer give to politically active groups without paying close attention to the consequences or to what their political spending might enable.

Public records show Elevance has contributed at least $12.75 million in corporate funds to third-party groups dating to the 2010 election cycle. Beneficiaries of this spending have been tied to attacks on voting rights, efforts to deny climate change, efforts to impose extreme restrictions on abortion, and even the attempted insurrection at the U.S. Capitol—associations many companies wish to avoid.

It is unclear whether Elevance and its board received sufficient information from these groups to assess (a) the potential risks for the Company and stockholders, and (b) whether the groups' expenditures aligned with Elevance's core values, business objectives, and policy positions.

Our company must look behind the curtain and demand to know how our money is spent and what risks our company is assuming. Mandating reports from third-party groups receiving political money from Elevance would demonstrate the Company's commitment to robust risk management and responsible civic engagement.

We urge a vote FOR the commonsense risk management measures in this proposal.

Shareholder Proposal

Recommendation

The Board recommends that shareholders vote AGAINST this proposal.

The policy requested by the proponent is unnecessary, impracticable and not in the best interests of the Company and our shareholders. Elevance Health already provides extensive disclosure of its political activities and trade association memberships, and there is robust management and Board oversight of the Company's participation in the public policy process including political contributions. In addition, the proposal would require actions that are not in the Company's control and could restrict the Company's ability to appropriately engage in the public policy process on issues that align with the Company's core business priorities and negatively impact the Company's annual and long-term strategic growth plans and the interests of our shareholders and customers.

Accordingly, after careful consideration, the Board recommends that shareholders vote "AGAINST" this proposal for the following reasons:

Elevance Health already has extensive disclosure of its political activities and trade association memberships, and there is robust management and Board oversight of the Company's participation in the public policy process including political contributions.

Elevance Health is committed to participating in the public policy process in a way that is open, transparent and based on reasons that are clear and justifiable to our associates, customers, shareholders and the general public. In addition to complying with all federal and state reporting requirements, the Company's policies and procedures and list of political contributions are disclosed in our annual Political Contributions and Related Activity Report ("Political Contributions Report") available on the Elevance Health corporate website.

Elevance Health's participation in the public policy process, including contributions to trade associations and other organizations engaged in political activities, is overseen by the Board. The Governance Committee of the Board, which is composed entirely of independent directors, annually reviews our core principles for participation in the public policy process and endorses the Company's criteria for making political contributions. In addition, the Governance Committee reviews annually all of the Company's political contributions.

Management of Elevance Health's participation in the public policy process is the responsibility of the senior vice president of Public Affairs in accordance with the Company's enterprise risk management framework. This position reports directly to the Chief Legal Officer and is responsible for providing regular updates to the Governance Committee, including an annual review of the Company's political strategy, all contributions and related political activities, to ensure compliance with the Company's policies and procedures, as well as with federal, state and local laws and regulations governing the public policy process.

Elevance Health recognizes shareholder interest in corporate political spending and we believe that our extensive policies and list of political contributions disclosed in our annual Political Contributions Report and semi-annual contribution updates provide robust transparency and accountability and exceed what is required by law. In addition to the detailed listing of political contributions, the Political Contributions Report also contains information regarding the Company's trade association memberships for which the Company pays annual dues of $50,000 or more, including the portion of such dues allocated to political expenditures and lobbying activities.

The Proposal would require actions that are not in the Company's control and could restrict the Company's ability to appropriately engage in the public policy process on issues that align with the Company's core business priorities and negatively impact the Company's annual and long-term strategic growth plans and the interests of our shareholders and customers.

The proposal requests that Elevance Health adopt a policy requiring that any Company donation or expenditure that supports the political activities of certain third-party organizations, including trade associations and social welfare organizations, be contingent upon such organizations agreeing to report to Elevance Health on their expenditures for political activities, with such reports being posted on the Company's website.

Elevance Health does not have the control and influence to enforce this requirement over independent third-party organizations. Moreover, mandating that such organizations produce these reports to receive contributions from Elevance Health could significantly limit the organizations to which Elevance Health can contribute, thereby impairing our ability to advance the Company's public policy priorities. We believe that membership in such associations is worthwhile because they provide a venue that encourages dialogue and an opportunity to reach industry consensus on important policy issues that pertain to our core business priorities. Elevance Health performs a thorough assessment of association memberships each year to determine alignment and value.

Even in the event these third-party organizations would be willing to provide Elevance Health with reports on their expenditures for political activities, Elevance Health lacks the ability to confirm that the information provided in these reports is accurate. Given Elevance Health's lack of control to verify third-party organizations' information, the Board believes that the proposal could result in inaccurate disclosure on the Company's website, which would not serve shareholder interests and would subject Elevance Health to unnecessary risk.

We believe that our current practices and disclosures provide robust transparency and accountability for the Company's engagement in the public policy process including political spending and the related governance and oversight. Therefore, adoption and implementation of the proposal is unnecessary, impracticable and not in the best interests of the Company and our shareholders.

 For the reasons described above, the Board of Directors unanimously recommends a vote AGAINST this shareholder proposal.

Security Ownership of Certain Beneficial Owners and Management

Stock Held by 5% or More Beneficial Owners

The following table and notes provide information about each person known by us to own beneficially more than five percent of our common stock as of December 31, 2023, according to reports filed with the SEC by these beneficial owners.

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class
The Vanguard Group[1] 100 Vanguard Boulevard Malvern, PA 19355	21,227,022	9.0%
BlackRock, Inc.[2] 50 Hudson Yards New York, NY 10001	21,044,185	9.0%
T. Rowe Price Associates, Inc.[3] 100 E. Pratt Street Baltimore, MD 21202	11,929,862	5.1%

[1] Information based solely on a Schedule 13G/A filed with the SEC on February 13, 2024, by The Vanguard Group ("Vanguard"), a registered investment advisor. Vanguard has (a) sole power to dispose or direct the disposition of 20,220,370 shares of our common stock; (b) shared power to dispose or direct the disposition of 1,006,652 shares of our common stock; and (c) shared power to vote or direct the vote of 306,121 shares of our common stock.

[2] Information based solely on a Schedule 13G/A filed with the SEC on February 12, 2024, by BlackRock, Inc. ("BlackRock"), a parent holding company or control person. BlackRock has (a) sole power to dispose or direct the disposition of 21,044,185 shares of our common stock; and (b) sole power to vote or direct the vote of 18,956,651 shares of our common stock.

[3] Information based solely on a Schedule 13G filed with the SEC on February 14, 2024, by T. Rowe Price Associates, Inc. ("T. Rowe Price"), a registered investment advisor. T. Rowe Price has (a) sole power to dispose or direct the disposition of 11,914,281 shares of our common stock; and (b) sole power to vote or direct the vote of 5,412,653 shares of our common stock.

Stock Held by Directors, Nominees and Executive Officers

The following table sets forth the number of shares of our common stock beneficially owned as of February 1, 2024, by:

- each of our directors or nominees,
- each of our NEOs, and
- all current directors and executive officers as a group.

Except as otherwise indicated below, each individual directly owns the shares indicated and has sole investment and sole voting power. As of February 1, 2024, 244,589,000 shares of our common stock were issued and outstanding. None of the directors or NEOs individually, or current directors and executive officers as a group, beneficially owned more than 1% of the total number of shares of our common stock outstanding as of February 1, 2024.

Name	Common Stock[1]	Shares Beneficially Owned[2]	Total
R. Kerry Clark	8,651	—	8,651
Susan D. DeVore	1,313	—	1,313
Robert L. Dixon, Jr.	9,638	—	9,638
Lewis Hay, III	10,518	—	10,518
Bahija Jallal	3,799	—	3,799
Antonio F. Neri	3,936	—	3,936
Ramiro G. Peru	9,862	—	9,862
Ryan M. Schneider	5,611	—	5,611
Deanna D. Strable	657	—	657
Elizabeth E. Tallett	9,903	—	9,903
Gail K. Boudreaux	119,675 [3]	266,853	386,528
Mark Kaye	—	—	—
Peter D. Haytaian	12,644	97,921	110,565
Felicia F. Norwood	28,737	65,704	94,441
Blair Todt	5,401	23,259	28,660
John E. Gallina[4]	55,815	36,814	92,629
Other Executive Officers	11,514	16,460	27,974
All directors and executive officers as a group as of February 1, 2024 (17 persons)	**241,859**	**470,197**	**712,056**

[1] Includes common stock and, for directors other than Ms. Boudreaux, this number includes the number of deferred shares which will be converted into common stock upon the lapse of the deferral period and are considered owned under our stock ownership guidelines for directors: Mr. Clark—8,651; Ms. DeVore—1,313; Mr. Dixon—2,842; Mr. Hay—10,518; Ms. Jallal—3,799; Mr. Neri—2,842; Mr. Peru—2,842; Mr. Schneider—2,611; Ms. Strable—657; and Ms. Tallett—9,903. The directors do not have investment or voting authority over these deferred shares.

[2] Includes shares that may be purchased pursuant to stock options that are currently exercisable or exercisable within 60 days of February 1, 2024 ("exercisable options") and shares of common stock underlying unvested RSUs and unvested PSUs that will vest within 60 days of February 1, 2024. Includes the following exercisable options to purchase shares of our common stock: Ms. Boudreaux—223,265; Mr. Haytaian—86,330; Ms. Norwood—54,113; Mr. Todt - 14,714; Mr. Gallina—24,013; and 390,966 for all current directors and executive officers as a group. Includes the following unvested RSUs that vest within 60 days: Ms. Boudreaux—9,071; Mr. Haytaian—2,439; Ms. Norwood—2,439; Mr. Todt - 2,008; Mr. Gallina—2,994 and 17,519 for all current executive officers as a group; and the following unvested PSUs that vest within 60 days: Ms. Boudreaux—34,517; Mr. Haytaian—9,152; Ms. Norwood—9,152; Mr. Todt - 6,537; Mr. Gallina—9,807 and 61,712 for all current executive officers as a group. The executive officers do not have investment or voting authority over the shares in this column until, as applicable, the exercisable options have been exercised or the vesting criteria has been met.

[3] Includes 60 shares held in a revocable trust of which Ms. Boudreaux's spouse is the trustee.

[4] Mr. Gallina retired as CFO effective November 1, 2023, and continues to serve as a special advisor to the CEO.

Information on Voting and the Annual Meeting

Voting and Meeting Information

Record Date and Quorum

At the close of business on March 18, 2024, the record date for the Annual Meeting, there were 232,613,930 shares of our common stock outstanding and entitled to vote at the Annual Meeting.

In order for business to be conducted at the Annual Meeting, 25% of the votes entitled to be cast on a matter, represented in person or by proxy, must be present.

Vote Required

You will have one vote for each share held. Shares of our common stock represented by properly executed proxies will be voted at the Annual Meeting in accordance with the choices indicated on the proxy. Abstentions on a specific proposal will be considered as present at the Annual Meeting and will be counted for purposes of determining whether a quorum is present.

If you provide specific voting instructions, your shares will be voted as you instruct. **If you sign, date and return your proxy card, but do not provide instructions, your shares will be voted:**

- **FOR Proposal 1 — election of each director nominee**
- **FOR Proposal 2 — advisory vote to approve the compensation of our Named Executive Officers**
- **FOR Proposal 3 — ratification of the appointment of our independent registered public accounting firm for 2024**
- **AGAINST Proposal 4 — shareholder proposal to adopt a policy to require certain third-party organizations to annually report political activity expenditures prior to Elevance Health donating to the organizations.**

Each proposal at the Annual Meeting will be approved if the proposal receives more votes "for" than "against." For the election of directors, the number of shares voted "for" a director nominee must exceed the number of shares voted "against" such nominee. If any nominee for director is unable or unwilling to accept the nomination or election, then the proxies may nominate such other person as director as they may determine in their discretion, in which event the shares will be voted for such other person. Alternatively, the Board may decide to reduce the number of directors constituting the full Board.

Abstentions will have no effect on the outcome of any proposal. If your shares of our common stock are held in street name, and you do not provide your broker with voting instructions, your broker has the discretion to vote your shares of common stock for or against Proposal 3, the ratification of the appointment of our independent registered public accounting firm for 2024, and not any of the other proposals. If your broker does not have discretion to vote your common stock without your instructions, this is referred to as a "broker non-vote." Broker non-votes will not be considered as votes cast on, and will have no effect on the outcome of, the remaining proposals.

Shareholders

Shares of our common stock may be held directly in your own name or may be held beneficially through a broker, bank or other nominee in street name.

Shareholder of Record — If your shares are registered directly in your name with our transfer agent, Computershare Trust Company, N.A., you are considered the shareholder of record, and we are providing proxy materials directly to you.

Beneficial Owner — If your shares are held in a brokerage account or by a bank or other nominee, you are considered the beneficial owner of the shares (in "street name"), and you have been provided proxy materials from your broker, bank or other nominee who is considered the shareholder of record. As the beneficial owner, you have the right to direct the broker, bank or nominee on how to vote your shares and are also invited to attend the Annual Meeting. Your broker, bank or nominee is obligated to provide you with a voting instruction form for you to use.

Associate Shareholder — If you participate in the 401(k) Plan and you are invested in our common stock fund (the "Elevance Health Stock Fund"), you may give voting instructions by mail, telephone, online or by smartphone on or before May 10, 2024 at 11:59 p.m. Eastern Time (the "401(k) Voting Deadline") as set forth under "Voting" below for the shares of our common stock that are allocated to your account. You will not be able to vote shares held in your 401(k) Plan account at the

Annual Meeting. Fidelity Management Trust Company (the "Trustee"), the 401(k) Plan trustee, will vote such shares in accordance with your instructions received by the 401(k) Voting Deadline. Your voting instructions will be kept confidential by the Trustee. If you do not send voting instructions by the 401(k) Voting Deadline, Newport Trust Company ("Newport Trust"), our appointed independent fiduciary and investment manager for the Elevance Health Stock Fund, will direct the Trustee to vote the number of shares allocated to your account as recommended by the Board in this Proxy Statement, subject to the exercise of Newport Trust's fiduciary duties.

Voting

Whether or not you plan to participate in the Annual Meeting, we urge you to vote in advance of the meeting. Please refer to the instructions below and in the Notice of Internet Availability of Proxy Materials (the "E-Proxy Notice"). If you are an associate participating in the 401(k) Plan, please see the instructions and 401(k) Voting Deadline above under "Shareholders — Associate Shareholder." **If you vote online, by telephone or by smartphone, you do not need to return a proxy card or voting instruction form.**

Online	If you are a shareholder of record, you may vote online at www.envisionreports.com/elv. You will need to have the E-Proxy Notice or, if you received a printed copy of the proxy materials, your proxy card, available when voting. If you are a beneficial owner, you may vote online at www.proxyvote.com.
Telephone	If you are a shareholder of record, you may vote by telephone by calling (800) 652-8683. If you are a beneficial owner, please vote by using the telephone number that is shown on your voting instruction form. You will need to have your E-Proxy Notice or, if you received a printed copy of the proxy materials, your proxy card or voting instruction form, available when voting.
Mail	If you received a printed copy of our proxy materials, you may vote by signing and dating your proxy card or voting instruction form and mailing it in the enclosed postage-prepaid envelope.
Smartphone	If you are a shareholder of record, you may vote by scanning the QR code located on your proxy card, E-Proxy Notice or voting instruction form to vote with your smartphone.
Online during the Annual Meeting	If you have already voted your shares through one of the methods outlined above, there is no need to vote those shares during the meeting. If you have not voted your shares prior to the meeting as outlined above, shareholders of record may vote during the meeting by logging in to the live audio webcast with your control number located on your proxy card, voting instruction form or E-Proxy Notice. Beneficial owners may also register in advance to vote at the Annual Meeting by contacting your bank, broker or nominee, requesting a legal proxy and registering no later than 5:00 p.m., Eastern Time, on May 10, 2024. If you choose to request a legal proxy, any previous vote will be revoked, and you will need to revote at the Annual Meeting.

Changing Your Vote — You may revoke your proxy at any time prior to the Annual Meeting; provided, however, that any revocation by Elevance Health Stock Fund participants must be received by the 401(k) Voting Deadline. If you provide more than one proxy, the proxy having the latest date will revoke any earlier proxy.

Internet Availability of Proxy Materials

We primarily distribute proxy materials to our shareholders via the internet under the SEC's "Notice and Access" rules to reduce production and mailing costs and help preserve environmental resources. On or about March 29, 2024, we mailed a printed copy of our proxy materials to our shareholders who had requested them and mailed the E-Proxy Notice to our other shareholders. The E-Proxy Notice contains instructions on how to view all proxy materials and vote. If you received an E-Proxy Notice, you will not receive a printed copy of our proxy materials unless you specifically request one. If you received the E-Proxy Notice and prefer to receive proxy materials by regular mail or email, follow the instructions in the E-Proxy Notice for making this request, and the materials will be sent promptly to you via the preferred method.

 ## Voluntary Electronic Delivery of Proxy Materials

We encourage shareholders to elect to receive all proxy materials, including the E-Proxy Notice, electronically. This gives you fast and convenient access to your proxy materials, reduces our impact on the environment and reduces printing and mailing costs.

- If you are a shareholder of record, please visit www.envisionreports.com/elv to enroll in e-delivery. You may also log in to your Computershare Investor Center account at any time to enroll in e-delivery.

- If you are a beneficial owner, please visit www.proxyvote.com to enroll in e-delivery or contact your broker, bank or other nominee.

Inspector of Election

Computershare Trust Company, N.A. has been appointed Inspector of Election for the Annual Meeting. The Inspector of Election will determine the number of shares outstanding, the shares represented at the Annual Meeting, the existence of a quorum and the validity of proxies and ballots and will count all votes and ballots.

Confidentiality of Votes

The vote of each shareholder is held in confidence, except (a) as necessary to meet applicable legal requirements and to assert or defend claims for or against the Company; (b) if there is a contested proxy solicitation; (c) if a shareholder makes a written comment on the proxy card or otherwise communicates his or her vote to management; or (d) as necessary to allow the Inspector of Election to resolve any dispute about the authenticity or accuracy of a proxy card, consent, ballot, authorization or vote and to allow the Inspector of Election to certify the results of the vote.

Householding

Shareholders who share the same address may receive only one copy of the E-Proxy Notice or other proxy materials unless we receive other instructions. If you are a shareholder of record and would prefer to receive multiple copies of the E-Proxy Notice or other proxy materials at the same address, or otherwise make a change in your delivery preferences, you may contact our transfer agent at Computershare Investor Services, P.O. Box 43078, Providence, Rhode Island, 02940-3078; toll-free (866) 299-9628; or https://www.computershare.com. You may also contact our Secretary at Elevance Health, 220 Virginia Avenue, Indianapolis, Indiana 46204 or by telephone at (800) 985-0999 for additional copies. If you are a beneficial owner, please contact your broker, bank or other nominee for assistance.

Additional Information

Our Board has not received notice of any, and knows of no, matters other than those described in the attached Notice of Annual Meeting of Shareholders, which are to be brought before the Annual Meeting. If other matters properly come before the Annual Meeting, it is the intention of the persons named as proxies to vote such proxy in accordance with their judgment on such matters.

Our Form 10-K (including consolidated financial statements) is available on our website at https://ir.elevancehealth.com/financials/quarterly-results/. We will also provide a hard copy of this document to shareholders free of charge upon request to: Elevance Health, 220 Virginia Avenue, Indianapolis, Indiana 46204, Attention: Corporate Secretary.

Attending the Annual Meeting

The Annual Meeting will be held in a virtual format, via live audio webcast. You will not be able to physically attend the Annual Meeting. Only shareholders as of the close of business on the Record Date of March 18, 2024 may participate in the Annual Meeting as a shareholder, with the right to vote and submit questions.

Virtual Annual Meeting Via Live Webcast	Meeting Date and Time: Wednesday, May 15, 2024 at 8:00 a.m. Eastern Time Meeting Access: https://meetnow.global/MJR5P2U The audio webcast is compatible with all common web browsers and may be viewed on mobile devices. Online access to the webcast will open 15 minutes prior to the start of the Annual Meeting to allow time to log in and test your device's audio system. We encourage you to access the meeting in advance of the designated start time. We have designed the Annual Meeting live webcast to provide shareholders the opportunity to participate virtually to facilitate shareholder attendance and provide a consistent experience to all shareholders, regardless of location.
How to Participate in the Annual Meeting as a Shareholder	To log in to the webcast as a shareholder, visit the meeting access link and provide your control number from your E-Proxy Notice, proxy card, voting instruction form or email you received as your login. Alternatively, if you are a beneficial owner, you may register in advance by contacting your bank, broker, or other nominee and requesting a legal proxy. You must submit the legal proxy along with your name and email address to Computershare at *legalproxy@computershare.com*. **Requests for registration must be labeled "Legal Proxy" in the subject line and be received no later than 5:00 p.m., Eastern Time, on May 10, 2024.** You will receive a confirmation email from Computershare of your registration with a control number that may be used to join the Annual Meeting as a shareholder.
How to Participate in the Annual Meeting as a Guest Without a Control Number	You may attend the Annual Meeting by logging in to the webcast as a guest without a control number. If you attend as a guest, you will not have the option to vote or submit questions during the meeting.
How to Participate Without Internet Access	If you do not have internet access and want to listen to the Annual Meeting, please contact Elevance Health Shareholder Services at *shareholder.services@elevancehealth.com* or call (800) 985-0999 by May 13, 2024 for alternative access instructions. You will not be able to vote your shares during the meeting.
Agenda and Rules of Conduct	The meeting agenda and rules of conduct and procedures will be posted to the Annual Meeting site and be available to shareholders and guests.
Technical Difficulties and General Questions about the Annual Meeting	For technical difficulties logging into the Annual Meeting, please see the information that is located at the Annual Meeting website, or call: (888) 724-2416 for assistance. If we experience technical difficulties during the Annual Meeting (e.g., a temporary or prolonged power outage), our Chair will determine whether the meeting can be promptly reconvened (if the technical difficulty is temporary) or whether the meeting will need to be reconvened on a later day (if the technical difficulty is more prolonged). In any situation, we will promptly notify shareholders of the decision via https://ir.elevancehealth.com/investors. For general questions about the Annual Meeting, email Elevance Health Shareholder Services at *shareholder.services@elevancehealth.com* or call (800) 985-0999.

Submitting Questions during the Annual Meeting

If a shareholder wishes to address the Annual Meeting with respect to one of the matters in the agenda to be voted on at the meeting, such comment or question can be submitted during the meeting, at or before the time the matter is before the meeting for consideration. Only shareholders, or their proxy holders, who provide a valid control number are permitted to submit questions while participating in the Annual Meeting. After logging into the live webcast as a shareholder, click on the "Q & A" messages icon to submit a question or comment. The Chair of the Board, or her designee, will address appropriate comments or questions related to agenda matters.

If a shareholder wishes to ask a question after the formal business portion of the Annual Meeting during the question and answer session, such question can be submitted at any time during the meeting. To allow us to answer questions from as many shareholders as possible, we will limit each shareholder to one question. Please ensure questions are concise and cover only one topic per question. We do not intend to address questions with inappropriate language, which are derogatory, or those regarding topics which are not pertinent to the meeting or the conduct of the Company's operations. Questions from multiple shareholders on the same topic or that are otherwise related may be grouped, summarized and answered together.

Cost of Solicitation

We will bear the cost of the solicitation of proxies and have engaged Alliance Advisors, LLC to assist in the solicitation of proxies. Alliance Advisors, LLC will receive a fee of approximately $14,000 plus reasonable out-of-pocket expenses for this work. We also will reimburse banks, brokers or other custodians, nominees and fiduciaries for their expenses in forwarding the proxy materials to beneficial owners and seeking instruction with respect thereto. In addition, our directors, officers or other associates, without additional compensation, may solicit proxies from shareholders in person, by telephone, or by email or other electronic means of communication.

Shareholder Proposals and Nominations for Next Year's Annual Meeting

Shareholder Proposals and Nominations for Inclusion in Our Proxy Materials — Pursuant to SEC Rule 14a-8, shareholder proposals for inclusion in our proxy materials for the 2025 Annual Meeting of Shareholders must be received by our Secretary at Elevance Health, 220 Virginia Avenue, Indianapolis, Indiana 46204, no later than November 29, 2024. Such proposals need to comply with SEC regulations regarding the inclusion of shareholder proposals in our sponsored proxy materials.

Our Bylaws provide that a shareholder, or group of up to 20 shareholders, owning continuously for at least three years shares of our common stock representing an aggregate of at least 3% of our outstanding shares, can nominate and include in our proxy materials director nominees constituting up to the greater of 20% of our Board or two individuals, provided that the shareholder(s) and nominee(s) satisfy the requirements in our Bylaws. Any proxy access nominees serving on the Board and who will continue serving on the Board after the applicable Annual Meeting of Shareholders count toward the maximum number of nominees. To be timely, notice of proxy access director nominees must be delivered by the close of business to our Secretary at the address listed above not less than 90 nor more than 150 days prior to the first anniversary of the date the definitive Proxy Statement was first sent to shareholders in connection with the preceding year's Annual Meeting of Shareholders. For the 2025 Annual Meeting of Shareholders, notice of proxy access director nominees must be received no earlier than October 30, 2024 and no later than December 29, 2024. In the event the Annual Meeting of Shareholders is advanced by more than 30 days or delayed by more than 60 days from the anniversary of the previous year's Annual Meeting of Shareholders, or if no Annual Meeting of Shareholders was held in the preceding year, notice of proxy access director nominees must be delivered no earlier than the close of business on the 150th day prior to such Annual Meeting of Shareholders and not later than the close of business on the 90th day prior to such Annual Meeting of Shareholders or the 10th day following the day on which public announcement of the date of such meeting is first made.

Other Shareholder Proposals and Nominations — Our Bylaws also establish an advance notice procedure relating to director nominations and shareholder proposals that are not submitted for inclusion in the Proxy Statement, but that the shareholder instead wishes to present directly at the Annual Meeting of Shareholders. To be properly brought before the 2025 Annual Meeting of Shareholders, the shareholder must give timely written notice of the nomination or proposal to our Secretary along with the representations, documentation and other information required by our Bylaws. To be timely, a shareholder's notice must be delivered to our Secretary at the address listed above not less than 90 days nor more than 120 days prior to the first anniversary of the preceding year's Annual Meeting of Shareholders. For the 2025 Annual Meeting of Shareholders, such notice must be delivered no earlier than January 15, 2025 and no later than February 14, 2025. In the event that the date of the Annual Meeting of Shareholders is advanced by more than 30 days or delayed by more than 60 days from such anniversary date, notice by the shareholder must be delivered not earlier than the 120th day prior to such Annual Meeting of Shareholders and not later than the close of business on the later of the 90th day prior to such Annual Meeting of Shareholders or the 10th day following the day on which public announcement of the date of such meeting is first made. The notice must contain specified information about each nominee or the proposed business and the shareholder making the nomination or proposal. The number of nominees a shareholder may nominate for election at an annual or special meeting of shareholders may not exceed the number of directors to be elected at such meeting.

In addition to satisfying the foregoing requirements under our Bylaws, to comply with the universal proxy rules, shareholders who intend to solicit proxies in support of director nominees other than our nominees must provide notice that sets forth the information required by Rule 14a-19 under the Exchange Act no later than March 17, 2025. Votes for any nominee who does not comply with the Bylaws or the requirements of Rule 14a-19 will be disregarded.

Copy of Bylaw Provisions — The specific requirements of these advance notice and eligibility provisions are set forth in Sections 1.5, 1.6 and 1.16 of our Bylaws. Our Bylaws are available on our website at https://ir.elevancehealth.com/corporate-governance/governance-documents/.

Incorporation by Reference

Notwithstanding anything to the contrary set forth in any of our previous filings under the Securities Act of 1933, as amended, or the Exchange Act that may incorporate future filings (including this Proxy Statement, in whole or in part), the sections of this Proxy Statement entitled "Audit Committee Report" and "Compensation and Talent Committee Report" do not constitute soliciting material and should not be deemed filed with the SEC or incorporated by reference in any such filings.

The information on, or accessible through, our website, www.elevancehealth.com or @ElevanceHealth on Twitter, is not, and should not be deemed to be, a part of this Proxy Statement.

By Order of the Board of Directors,

Kathy S. Kiefer

Kathleen S. Kiefer
Chief Governance Officer & Corporate Secretary

Annex A – Elevance Health, Inc. GAAP Reconciliation

(Unaudited)

We have referenced "Adjusted Shareholders' Net Income," and "Adjusted Shareholders' Earnings Per Diluted Share", which are non-GAAP measures, in this document. These non-GAAP measures are not intended to be alternatives to any measure calculated in accordance with GAAP; rather, they are intended to aid investors in understanding and analyzing our core operating results and comparing our financial results. The table below reconciles these measures, as reported, to the most directly comparable measure calculated in accordance with GAAP. Net adjustment items per share may not sum due to rounding.

(In millions, except per share data)	Year Ended December 31, 2023	Year Ended December 31, 2022	Year Ended December 31, 2021
Shareholders' net income - As reported	$ 5,987	$ 6,025	$6,104
Impact of Adoption of Accounting Standards Update 2018-12	—	$ (131)	$ 54
Shareholders' net income - Recast	$ 5,987	$ 5,894	$6,158
Add / (Subtract):			
Amortization of other intangible assets	885	767	441
Business optimization charges	719	39	187
Net losses (gains) on financial instruments	694	550	(318)
Transaction and integration related costs	213	72	54
Litigation expenses	6	12	42
Loss on extinguishment of debt	—	—	21
BCBSA litigation settlement	(8)	(44)	—
Tax impact of non-GAAP adjustments	(628)	(363)	(120)
Net adjustment items	1,881	1,033	307
Adjusted shareholders' net income	$ 7,868	$ 6,927	$6,465
Shareholders' earnings per diluted share - As reported	$ 25.22	$ 24.81	$24.73
Impact of Adoption of Accounting Standards Update 2018-12	—	(0.53)	0.22
Shareholders' earnings per diluted share - Recast	$ 25.22	$ 24.28	$24.95
Add / (Subtract):			
Amortization of other intangible assets	3.73	3.16	1.79
Business optimization charges	3.03	0.16	0.76
Net losses (gains) on financial instruments	2.92	2.27	(1.29)
Transaction and integration related costs	0.90	0.30	0.22
Litigation expenses	0.03	0.05	0.17
Loss on extinguishment of debt	—	—	0.09
BCBSA litigation settlement	(0.03)	(0.18)	—
Tax impact of non-GAAP adjustments	(2.65)	(1.50)	(0.49)
Net adjustment items	7.92	4.25	1.25
Adjusted shareholders' earnings per diluted share	$ 33.14	$ 28.53	$26.20

Corporate Responsibility Recognitions & Ratings

Member of
Dow Jones Sustainability Indices
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We were named to the 2023 Dow Jones Sustainability North America and World Indices ("DJSI"). This marks the sixth consecutive year we have been recognized by the DJSI for leadership in sustainability.



We were included in the JUST 100 list for a sixth consecutive year, ranking in the top 10 overall and first among health care providers in the Environment and Shareholders & Governance categories.

We are committed to supporting gender equality and were included in the 2023 Bloomberg Gender-Equality Index for the fourth consecutive year.



We were included in the FTSE4Good Index Series (FTSE Russell), 2018 – 2023.



We were included in USA Today's inaugural America's Climate Leaders 2023 list (Ranked 5th out of 400 companies)



We were recognized in 2023 as a Great Place to Work, ranking #1 in healthcare and with 86% of associates saying that Elevance Health is a great place to work.



We were recognized as one of the World's Most Admired Companies by Fortune Magazine, 2018 – 2023.



We were recognized as a Military Friendly Employer, 2010 – 2024.



We were recognized in the Fortune 100 Best Companies to Work For in 2023, ranking #1 in the Large Company Healthcare category



We have a perfect 1/1/1 QualityScore from Institutional Shareholder Services (ISS), ranking first in the managed healthcare sector (as of Feb. 2024).



We were named a 2024 ESG Industry Top-Rated company by Sustainalytics, ranking first in the managed health care subindustry and fourth out of 600+ companies in the healthcare industry (as of Feb. 2024).



We are a top-rated company by MSCI in the healthcare providers and services sector (as of Feb. 2024).



220 Virginia Avenue
Indianapolis, IN 46204

www.elevancehealth.com


